Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Metric Medical Devices, Inc.
846 Silver Springs
Helotes, TX 78063
http://metricmd.com/

Up to $1,069,999.10 in Common Stock at $1.15
Minimum Target Amount: $9,999.25

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Metric Medical Devices, Inc.
Address: 846 Silver Springs, Helotes, TX 78063
State of Incorporation: TX
Date Incorporated: April 13, 2009

Terms:

Equity

Offering Minimum: $9,999.25 | 8,695 shares of Common Stock
Offering Maximum: $1,069,999.10 | 930,434 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.15
Minimum Investment Amount (per investor): $198.95

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus:

Previous investors in Metric Medical will receive an additional 5% bonus shares if they invest in this raise.

All Investors shall receive the Incentive, upon request, of being introduced to Physicians who use Metric Medical Device, Inc. products.

<u>Time-Based:</u>

Community Super Early Birds

Invest within the two weeks and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first three weeks and receive 15% bonus shares

Early Bird Bonus

Invest within the first four weeks and receive 10% bonus shares

Early Bonus

Invest within the first five weeks and received 5% bonus shares

<u>Amount-Based:</u>

$1,000+ Friends

5% bonus shares

$2,000+ Partners

8% bonus shares

$5,000+ Ambassadors

10% bonus shares, access to the Linkedin private discussion group.

$10,000+ Benefactors

15% bonus shares, access to the Linkedin private discussion group.

$25,000+ Elite Benefactors

20% bonus shares, Video Meeting with Founding Team, and access to the Linkedin private discussion group.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

**Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned*

bonus.

The 10% StartEngine Owners' and Incentive Bonus

Metric Medical Devices, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.15 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $115. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

The Company and its Business

Company Overview

Metric Medical Devices, Inc. ("Metric" or the "Company") is a C-corporation formed on April 13, 2009, under the laws of the state of Texas. Metric services patients with orthopaedic foot, ankle, and hand with bone fixation implants and devices that fixate fractures and correct deformities. Metric develops, manufactures, patents, obtains FDA approval, and sells to hospital and surgery centers products for physicians' surgical use.

Metric invoices its hospital customers and pays a commission to independent orthopaedic sales representatives on each sale.

We target the orhopaedic, plastic, and podiatric surgeon treating the foot, ankle, and hand.

The Company's founders have been granted 13 utility patents from the USPTO for orthopaedic surgically-implanted devices and 11 utility patent applications pending with the USPTO. Metric's founders have granted an exclusive, worldwide license to the Company for use in its business operations.

Competitors and Industry

Industry

The orthopaedic extremity reconstruction market is projected to reach $6.5 billion, globally, by 2030 at a CAGR of 6.3%. Our focus and specialty is on the foot and ankle lower extremity segment, which is predicted to experience the largest CAGR of 8.9% from 2021 to 2030.

Metric operates in the medical device industry and focuses on orthopaedic injuries and diseases of the foot, ankle, and hand. We are unique in focusing on shape-changing bone fixation devices that act to pull bone and compress the fracture during healing.

https://www.alliedmarketresearch.com/extremity-reconstruction-market

https://www.bloomberg.com/press-releases/2022-05-18/extremity-reconstruction-market-to-reach-6-5-bn-globally-by-2030-at-6-3-cagr-allied-market-research

Competitors

Large competitors, which are usually public or international companies, include Stryker, Depuy/Synthes, and Zimmer/Biomet. These competitors all participate with staple-device products but no company large or small has technology and product offerings that can dynamically compress fractures through both internal and external means.

Smaller competitors, usually private or closely held companies, include Solana Surgical and Memometal Technologies. Due to frequent merger and acquisition activity within our industry, both Solana and Memometal were recently acquired by larger companies so details on these competitors are limited to their pre-acquisition operations.

-Solana Surgical was an orthopaedic medical device company that was commercially launched in 2011 by former extremity company executives. It was acquired by Wright Medical in 2014.

-Memometal Technologies was an international founded in 2002 in France. It worked directly with specialist surgeons to design and manufacture surgical implants for orthopaedic extremities. Memometal was acquired by Stryker in 2011.

Metric's developing LINK™ External Fixator has no competition and may be disruptive to ease fracture treatment and move invasive hospital surgical procedures to minimally invasive office procedures.

Sources:
-Solana: https://www.massdevice.com/wright-expands-its-footprint-with-126m-solana-surgical-orthopro-buys/
-Memometal: https://mergr.com/memometal-technologies-s.a.-acquired-by-stryker; and https://investors.stryker.com/press-releases/news-details/2011/Stryker-Announces-Definitive-Agreement-to-Acquire-Privately-Held-Memometal-Technologies-SA-for-162-Million/default.aspx

Current Stage and Roadmap

Current Stage

Shape-changing bone compressing technology is relatively new, the Metric group has been a leader in this field since its inception. Metric's FDA-approved Super Staple™ is

in the market and has achieved nearly $10 million in sales with a greater than 85% gross profit.

Just completed and ready for full market launch are Metric's FDA-cleared SuperSTEP™ staple and Super Scaffold™ finger and toe implant. Initial sales thus far re-confirm Metric's anticipated 85% gross profit on its products.

Distributors are being added monthly and generally focus on orthopaedic practices in the U.S. consisting of 3-5 physicians and their hospital or surgery center. This allows Metric to implement a very high geographic resolution distribution network that has close ties between Metric's physician customers and the independent sales representatives who represent Metric.

Roadmap

Working with design surgeons, Metric's LINK™ External Fixator has been prototyped in a number of styles for a variety of bone fixation procedures. Functional conforming prototypes will be under evaluation in 2022 and FDA clearance to market is expected by mid-2023. During this period, the Company will continue to advance its patent and IP catalog.

Additionally, Metric is active in developing not only the LINK™ External Fixator, but also products such as Bone Compressing Shape Changing Plates, Star Bone Screw that is pulled to compress bone, and the Digital Cage which will extend the Super Scaffold™ family of intramedullary products.

The Team

Officers and Directors

Name: Dr. William Casey Fox

Dr. William Casey Fox's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President & CEO
  Dates of Service: April, 2009 - Present
  Responsibilities: Responsible for the general and active management of the business and affairs of the Company and shall see that all orders and resolutions of the Board of Directors are carried into effect.

- **Position:** CTO
  Dates of Service: April, 2009 - Present
  Responsibilities: Responsible for developing, implementing, managing and evaluating the Company's technology assets and resources.

- **Position:** Director

Dates of Service: April, 2009 - Present
Responsibilities: Responsible for managing and directing the business and affairs of the Company

Name: Nancy R Fox

Nancy R Fox's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: April, 2009 - Present
  Responsibilities: Financial management

- **Position:** Board Secretary
  Dates of Service: April, 2009 - Present
  Responsibilities: Attends all meetings of the Board of Directors and all meetings of shareholders and records all of the proceedings of the meetings of the Board of Directors and of the shareholders in a minute book to be kept for that purpose and shall perform like duties for the standing committees when required.

Name: Gary Frashier

Gary Frashier's current primary role is with Management Associates. Gary Frashier currently services <10 hrs hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director, Board of Directors
  Dates of Service: November, 2012 - Present
  Responsibilities: Board member

Other business experience in the past three years:

- **Employer:** Management Associates
  Title: Principal and President
  Dates of Service: January, 2010 - Present
  Responsibilities: Consulting firm

Other business experience in the past three years:

- **Employer:** Achillion Pharmaceuticals, Inc. (NASDAQ)
  Title: Board Member
  Dates of Service: January, 2011 - Present
  Responsibilities: Board member

Other business experience in the past three years:

- **Employer:** ViroXis Corporation, Inc.
  Title: Director
  Dates of Service: January, 2010 - Present
  Responsibilities: BoD of Director duties

Name: Jamie Grooms

Jamie Grooms's current primary role is with Retired. Jamie Grooms currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director, Board of Directors
  Dates of Service: December, 2010 - Present
  Responsibilities: Board member

Name: Walter Simmons, III DO

Walter Simmons, III DO's current primary role is with South Texas Spinal Clinic. Walter Simmons, III DO currently services 50 hrs hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director Board of Directors
  Dates of Service: December, 2017 - Present
  Responsibilities: Director

Other business experience in the past three years:

- **Employer:** South Texas Spinal Clinic
  Title: Managing Partner
  Dates of Service: January, 2000 - Present
  Responsibilities: Managing Partner and Clinical

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and

technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the medical industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering equity in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our assets to include inventory, FDA clearance to market, equipment and existing sales business. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products

It is possible that developing products may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the selling phase for three product lines and in the research and development stage for others. The next development product, the LINK(tm) External Fixator, has had physician design input, engineering Computer Aided Design models created and prototypes built and physician evaluated. Though advanced in development, delays or cost overruns in the development of our LINK(tm) External Fixator and failure of the product to meet our performance estimates or gain FDA clearance to market may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority

holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Metric Medical Devices, Inc. was formed on April 9, 2009 though did not receive initial investment or conduct significant business activities for several years. Accordingly,

the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Metric Medical Devices, Inc. has incurred a net loss and has had limited revenues generated, total sales exceed $10.5 million, since inception. Though Metric Medical Devices, Inc. has a gross profit on sales of over 85% there is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a limited history or sales performance, a growing group of customers, and has achieved $10.5 million in revenue since its inception. If you are investing in this company because you think that Metric Medical Devices, Inc.'s Super Staple(tm), SuperSTEP(tm) staple, Super Scaffold(tm) and developing LINK(tm) External Fixator is a good idea, that the team will be able to successfully market, and sell the products, that we can price them right and sell them to enough peoples so that the Company will succeed investors should be cautious for we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns a trademark, has licensed 13 U.S. Patents with strategic International counterparts and other pending patents and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find

prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patents, trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark, patent and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patents, trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. Presently, Metric Medical Devices, Inc. has three product lines FDA cleared and available in the US market. The LINK(tm) External Fixator will require FDA clearance to market prior to sales of product. The laws and regulations concerning the selling of product may be subject to change and if they do

then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As a product business selling into hospitals and using internet services to facilitate commerce we may be vulnerable to hackers who may access the data of our investors and companies that we sell to and with. Further, any significant disruption in in the internet or in its computer systems could impede our ability to sell product.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Oates Spring Holdings LP, Beneficiaries Dr. William Casey Fox and Mrs. Nancy R Fox	7,835,000	Common Stock	50.25%
Oates Spring Holdings LP, Beneficiaries Dr. William Casey Fox and Mrs. Nancy R Fox	104,797	Series A Convertible Preferred Stock	
Oates Spring Holdings LP, Beneficiaries Dr. William Casey Fox and Mrs. Nancy R Fox	1,050,799	Series B Convertible Preferred Stock	
Oates Spring Holdings LP, Beneficiaries Dr. William Casey Fox and Mrs. Nancy R Fox	1,172,409	Series C Convertible Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, and Series C Convertible Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 930,434 of Common Stock.

Common Stock

The amount of security authorized is 40,000,000 with a total of 16,012,854 outstanding.

Voting Rights

1 vote per 1 share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 2,066,075 shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 47,221 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 3,132,237 shares to be issued pursuant to stock

options issued.

Please see the Company's Amended Certificate of Formation and Designations of Convertible Preferred Stock attached to the Offering Memorandum as Exhibit F for further information regarding specific equity rights and privileges.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividends. Subject to statute and the Certificate of Formation and Designations of Convertible Preferred Stock, dividends may be declared by the Board of Directors, in its discretion, at any regular or special meeting, pursuant to law and may be paid in cash, in property or in the Company's own shares.

Series A Convertible Preferred Stock

The amount of security authorized is 4,000,000 with a total of 4,000,000 outstanding.

Voting Rights

On any matter on which they are entitled to vote, holders of the Series A Convertible Preferred Stock are entitled to one vote for each share of Common Stock into which the Series A Convertible Preferred Stock would be converted and shall have the power to vote as a single class with holders of the Company's Common Stock, except as required by the protective provisions and by law. Please see the below Other Material Rights section for further information on voting rights.

Material Rights

Please see the Company's Amended Certificate of Formation and Designations of Convertible Preferred Stock attached to the Offering Memorandum as Exhibit F for

further information regarding specific equity rights and privileges.

Dividends. Non-cumulative, non-participating, dividends will be paid on the Series A Convertible Preferred Stock, when and if declared by the Board, in an amount designated by the Board of Directors. Dividend payments are subject to the restrictions and limitations as designated by the Company's Board of Directors.

Voting. The Series A Convertible Preferred shareholders shall the power to vote together with the holders of Common Stock on an as-converted basis, and not as a separate class.

Liquidation Preference. In the event of any liquidation, dissolution, or winding up of the Company, each share of Series A Convertible Preferred Stock that is not converted shall be entitled to be paid out of available distribution assets before any payment to the holders of Common Stock.

Conversion. Holders of Series A Convertible Preferred shares are subject to mandatory conversion provisions and hold the rights to certain optional conversion rights of their shares into shares of Common Stock.

Protective Provisions. So long as any shares of the Series A Convertible Preferred Stock are outstanding, the Company shall not increase or decrease the number of authorized shares of its Common Stock without the consent of the majority of outstanding shares of holders of Common Stock and holders of Series A, B, and C Convertible Preferred Stock (voting as a single class), and a majority of the then-outstanding shares of Common Stock (voting as a separate class).

Series B Convertible Preferred Stock

The amount of security authorized is 3,225,806 with a total of 3,225,806 outstanding.

Voting Rights

On any matter on which they are entitled to vote, holders of the Series B Convertible Preferred Stock are entitled to one vote for each share of Common Stock into which the Series B Convertible Preferred Stock would be converted and shall have the power to vote as a single class with holders of the Company's Common Stock, except as required by the protective provisions and by law. Please see the below Other Material Rights section for further information on voting rights.

Material Rights

Please see the Company's Amended Certificate of Formation and Designations of Convertible Preferred Stock attached to the Offering Memorandum as Exhibit F for further information regarding specific equity rights and privileges.

Dividends. Non-cumulative, non-participating, dividends will be paid on the Series B Convertible Preferred Stock, when and if declared by the Board, in an amount designated by the Board of Directors. Dividend payments are subject to the

restrictions and limitations as designated by the Company's Board of Directors.

Voting. The Series B Convertible Preferred shareholders shall the power to vote together with the holders of Series A Convertible Preferred Stock and Common Stock on an as-converted basis, and not as a separate class.

Liquidation Preference. In the event of any liquidation, dissolution, or winding up of the Company, each share of Series B Convertible Preferred Stock that is not converted shall be entitled to be paid out of available distribution assets before any payment to the holders of Common Stock. First, on a pari passu basis with the Series A Convertible Preferred Stock liquidation right at their respective original or adjusted purchase prices, pay one times the Original Purchase Price (as it may be adjusted) on each share of Series B Convertible Preferred. Second, in the event any assets remain available for distribution to shareholders, the Series B Convertible Preferred shall be paid a cash payment up to one times the Original Purchase Price.

Conversion. Holders of Series B Convertible Preferred shares are subject to mandatory conversion provisions and hold the rights to certain optional conversion rights of their shares into shares of Common Stock.

Protective Provisions. So long as any shares of the Series B Convertible Preferred Stock are outstanding, the Company shall not increase or decrease the number of authorized shares of its Common Stock without the consent of the majority of outstanding shares of holders of Common Stock and holders of Series A, B, and C Convertible Preferred Stock (voting as a single class), and a majority of the then-outstanding shares of Common Stock (voting as a separate class).

Series C Convertible Preferred Stock

The amount of security authorized is 2,657,381 with a total of 2,657,381 outstanding.

Voting Rights

On any matter on which they are entitled to vote, holders of the Series C Convertible Preferred Stock are entitled to one vote for each share of Common Stock into which the Series C Convertible Preferred Stock would be converted and shall have the power to vote as a single class with holders of the Company's Common Stock. Please see the below Other Material Rights section for further information on voting rights.

Material Rights

Please see the Company's Amended Certificate of Formation and Designations of Convertible Preferred Stock attached to the Offering Memorandum as Exhibit F for further information regarding specific equity rights and privileges.

Dividends. Non-cumulative, non-participating, dividends will be paid on the Series C Convertible Preferred, when and if declared by the Board, in an amount designated by the Board of Directors. Dividend payments are subject to the restrictions and limitations as designated by the Company's Board of Directors.

Voting. The Series C Convertible Preferred shareholders shall vote together with the Series A Convertible Preferred, Series B Convertible Preferred and Common Stock on an as-converted basis, and not as a separate class.

Liquidation Preference. In the event of any liquidation, dissolution, or winding up of the Company, each share of Series C Convertible Preferred Stock that is not converted shall be entitled to be paid out of available distribution assets before any payment to the holders of Common Stock. First, on a pari passu basis with the Series A and Series B Convertible Preferred liquidation right at their respective original or adjusted purchase prices, pay one times the Original Purchase Price (as it may be adjusted) on each share of Series C Convertible Preferred. Second, in the event any assets remain available for distribution to shareholders, the Series C Convertible Preferred shall be paid a cash payment up to one times the Original Purchase Price.

Conversion. Holders of Series C Convertible Preferred shares are subject to mandatory conversion provisions and hold the rights to certain optional conversion rights of their shares into shares of Common Stock.

Protective Provisions. So long as any shares of the Series C Convertible Preferred Stock are outstanding, the Company shall not increase or decrease the number of authorized shares of its Common Stock without the consent of the majority of outstanding shares of holders of Common Stock and holders of Series A, B, and C Convertible Preferred Stock (voting as a single class), and a majority of the then-outstanding shares of Common Stock (voting as a separate class).

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more

shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,953,732.00
  Number of Securities Sold: 2,657,381
  Use of proceeds: SuperSTEP(tm) and Super Scaffold product development and clinical evaluations, operations, sales and marketing
  Date: May 31, 2022
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $914,663, down compared to fiscal year 2020 revenue of $987,058. Covid-19 Pandemic was a significant factor in Metric's and the industry's stalled growth.

Due to Covid, hospitals had staffing shortages and equipment and supply delays thus facilities often could not support the elective surgery procedures of the hand, foot, and ankle.

Though the market has not returned a significant backlog for foot, ankle, and hand surgery is anticipated, the baby boomer market is still growing and industry leaders expect the market to return by late 2023 with an extraordinary increase in demand due to a large number of deferred surgeries.

As a result, more focus was placed on the completion of clinical evaluations of two new products SuperSTEP(TM) and Super Scaffold(TM) so that when the market returns Metric will have a full line of shape-changing bone fixation products.

Total Expenses

Total Expenses in 2021 were $1,413,538 and in 2020 were $1,425,656 effectively remaining constant.

Cost of Goods

2021 cost of goods (9.8%) decreased by over 2% compared to 2020 (12%) due to manufacturing efficiencies.

This improved performance is expected to continue with growing sales and eventually level out at about an 8% COG.

Patent Expenses grew 72% in 2021 over 2020 due to the issuance and filing of patents.

Historical results and cash flows:

Historical results and cash flows are not representative of what investors should expect once sales and marketing of Metric's products are funded.

Present sales levels are limited by two staff assigned to sales and one to marketing and the majority of the firm is involved in engineering, product development, manufacturing, and quality.

Companies in this market are expected to experience sales growth in multiples in the

early years and double-digit growth thereafter.

Value creation based on a multiple of sales is important to Corporate acquisition offers. Companies in this space often continue to raise funds to drive sales and corporate value so profitable operations prior to the acquisition of the company is achievable but for strategic reasons may never occur.

Primary expenses are sales (independent representative commission and staff travel and salaries), marketing (conventions, brochures, demo products and training), and inventory.

Funding has been obtained through approximately $10.5M in sales, $8M in equity purchases, and $1.8M in Royalty Debt. This Royalty Debt is paid from a portion of sales and depending on the date of issuance has a remaining term of 3 to 9 years. Two Payroll Protection Plan (PPP) loans totaling $264,750 were received and now have been forgiven providing Metric with non-dilutive capital.

Metric has applied for an Employee Retained Tax Credit (ERTC) of approximately $187k of which is expected to be paid by the IRS to Metric over the next 6 to 9 months. Again, these Covid relief funds provide Metric with non-dilutive capital.

Metric plans to continue to work with Startengine investors to raise $5M in 2022-2023 and an additional $5M in 2023-2024 to properly fund sales and continue product development. Metric anticipates its sales to provide a substantial amount of its growth capital as it has done during the initial use and sales of its products.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

August 2022 financials show:

Cash of $66,485.97

Prepaid assets $25,957.95

Receivables of $146,597.64

Employee Retained Tax Credit payment due from IRS: $51,358.89 (of a total of $187,407 to be received)

Availability of Royalty Debt to be purchased by Shareholders of $686,645.67.

October 31, 2022

The company currently has a revolving line of credit with Nancy Fox, for a total amount available of $100,000. This line of credit currently has an outstanding balance of $40,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Startengine investor funding is important to the transition of the Company from its development phase to its sales and marketing phase.

A medical device company's greatest value growth occurs rapidly with a successful selling phase.

Metric has shown the ability to raise $8 million in equity, and $1.8 million in debt, sell over $10.5 million in products and receive $.447M in Federal Loan (PPP) and Tax Credit relief (ERTC). Management believes and history has shown that if supplemental funding is needed outside of the Startengine community the Company can raise funds.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The Company has a history of sustainability and viability in its markets, technology, and funding initiatives.

The goal is to raise $5 to $10 million in two years with Startengine support. This funding will support the development of sales transition and the funds from this campaign are necessary for that purpose. If we raise the maximum amount of $1.07M, it will make up approximately 45% of our total funds.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum is set at $10,000 and will not sustain the Company for any significant period of time or allow the Company to reach an important value growth goal. This is based on our current monthly operating loss which has ranged in 2022 from -$20K to -$76k/month.

How long will you be able to operate the company if you raise your maximum funding goal?

The $1.07 million maximum will allow the Company to reach a higher level of sales, begin clinical use of the LINK™ External Fixator, and position it to operate profitably but without additional funding, growth will slow. Our current average burn rate during 2022 is $47k/month, and this is likely to increase for a period of time as Metric funds sales and growing sales have not yet offset this expense.

The goal of raising $5 million in each of the next two years will allow the Company to

reach significant product and sales goals and position it to be a healthcare and commercial success.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Metric plans to expand this offering from $1.07M to $5 million following year's end and then reassess its capital needs and determine if a second $5 million Reg. CF or Regulation A+ will allow it to raise at least the next $5 million in capital expected to be needed to accomplish its plan.

Indebtedness

- **Creditor:** Twenty investments from 13 of Metric's shareholders
  Amount Owed: $2,288,811.36
  Interest Rate: 10.0%
  Maturity Date: November 02, 2025
  The maturity date listed is the first of 20 debt investments to reach 10 years. The amount owed is on this first loan is $50,000 plus accrued interest. Maturity dates occur as late as 2032-4-29 and the other maturity dates are sprinkled in-between these two dates. This debt is serviced though paying each quarter a percentage of sales. Debt is unsecured. The amount owed is as of 9/30/2022.

- **Creditor:** Nancy R. Fox
  Amount Owed: $40,000.00
  Interest Rate: 5.0%
  Maturity Date: October 05, 2023
  This is a secured revolving line of credit and is senior to other debt. It is secured by the $187,000 in Employee Retained Tax Credit due to the Company.

Related Party Transactions

- **Name of Entity:** Oates Springs Holding, LP, The Casey Fox Trust and Nancy C Fox Trust are Jointly Owned, owned by Casey Fox or owned by Nancy Fox, respectively.
  Names of 20% owners: Oates Springs Holdings, LP
  Relationship to Company: Both are Founders, Officers and 20% beneficial owners and Casey Fox is a Director.
  Nature / amount of interest in the transaction: The Foxes through their Trust and family limited partnership Oates Springs Holdings LP own common and all series of preferred stock, have significant Royalty Debt investments and own over 50% of the company's equity. As employees the Foxes are paid a salary.

Material Terms: See Series A, B and C convertible preferred and Royalty Debt terms. Foxes have royalty debt loans of $893,148.80. Six separate debt investments carries a 10% interest rate with a 10 year term with maturity dates ranging from 5/31/2026 to 4/21/2032. Foxes own 37.85% of the company's equity in common stock, 1.65% in Series A, 6.83% in Series B and 7.5% in Series C. Dr. Fox's salary is $200,000 per year but is taking only $35k per year at this time. Ms. Fox's salary is $125k per year but is taking only $35k per year at this time. Neither Dr. or Ms. Fox participate in the company's stock option plan nor does Dr. Fox receive Board of Director compensation.

- **Name of Entity:** Gary Frashier
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Purchased and holds .97% of the company's stock in Series A and .13% in Series B.
  Material Terms: See Series A and B terms. BoD compensation: Authorized on February 18, 2016 a Board of Director compensation package was approved and consist of: 1. $5k per quarter of service or partial quarter's service which is only earned and obligated upon liquidation and the payment of all debt, accounts payable, and accrued liability and after all investment is returnable to shareholders or from available cash of Metric as Metric can afford under profitable operations resulting in marked positive cash flow. 2. The granting of Service Points of 50,000 per year per independent member for any portion of the year served. (note Service Points are paid only at the liquidation of Metric with each point being paid at the value of a share of commons stock).

- **Name of Entity:** Jamie Grooms
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Mr. Grooms owns Series A stock and .19% of the company equity.
  Material Terms: See Series A terms. BoD compensation: Authorized on February 18, 2016 a Board of Director compensation package was approved and consist of: 1. $5k per quarter of service or partial quarter's service which is only earned and obligated upon liquidation and the payment of all debt, accounts payable, and accrued liability and after all investment is returnable to shareholders or from available cash of Metric as Metric can afford under profitable operations resulting in marked positive cash flow. 2. The granting of Service Points of 50,000 per year per independent member for any portion of the year served. (note Service Points are paid only at the liquidation of Metric with each point being paid at the value of a share of commons stock).

- **Name of Entity:** Dr. Walter Simmons, III
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Board Compensation
  Material Terms: Authorized on February 18, 2016 a Board of Director compensation package was approved and consist of: 1. $5k per quarter of service or partial quarter's service which is only earned and obligated upon liquidation

and the payment of all debt, accounts payable, and accrued liability and after all investment is returnable to shareholders or from available cash of Metric as Metric can afford under profitable operations resulting in marked positive cash flow. 2. The granting of Service Points of 50,000 per year per independent member for any portion of the year served. (note Service Points are paid only at the liquidation of Metric with each point being paid at the value of a share of commons stock).

- **Name of Entity:** Nancy Fox
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Nancy Fox is providing a revolving line of credit of up to $100,000. Interest is at 5%.
  Material Terms: Interest is at 5%. Secured. Senior Debt. Payed upon receipt of ERTC.

Valuation

Pre-Money Valuation: $29,780,447.15

Valuation Details:

The Company determined its pre-money valuation based on its analysis of several factors, including, but not limited to:

Valuation Milestones

The pre-money valuation has been set based on the sum of the values of Metric's 13 patents and other pending applications; two U.S. Food and Drug Administration (FDA) Clearances for its Super Staple™, SuperSTEP™ and Super Scaffold™ product lines; over $20M in capital raised and product sold; a validated business model and experienced Founders, Board of Directors, and staff who have had tremendous success in this market previously.

Intellectual Property and FDA Clearances

Metric's patents protect next-generation advanced nitinol implants, provide freedom to operate, and form a base of business. The patent pending LINK™ provides a disruptive opportunity to build on a growing sales foundation. The U.S. Clearances to Market provide sales opportunities and shows expertise in working with the FDA and Quality Systems.

Comparable Company Acquisition Values

With cumulative Company sales exceeding $10 million, valuation is estimated based on the acquisition of Osteobiologics (OBI) in 2006, Biomedical Enterpreises, Inc. in 2016 (BMI, which was founded by Dr. and Mrs. Fox), Solana Surgical LLC in 2014, and Memometal Technologies S.A. in 2011 (Memometal).

The last three were addressing substantially the same clinical problems as Metric Medical Devices, Inc. and the first had a disruptive bone substitute. The range of acquisition values was $72.3 million in cash to $150 million in cash with $12 million in milestone payments, respectively. The sales of these companies ranged from $3.3 to $30 million annually, respectively.

The value of disruption in this industry was demonstrated by Treace Medical Concepts (TMCI) in 2021. Treace or TMCI treated the common bunion, with commodity plate and screw technology, standardized the technique, and most importantly disruptively sold directly to the patient and promoted business for their physician customers. They took $57 million in sales and recognized an IPO value in excess of one billion dollars. Metric has disruptive potential with the LINK™.

Sources:

-OBI: https://www.smith-nephew.com/news-and-media/media-releases/news/smith-and-nephew-acquires-osteobiologics--inc/

-BMI: https://www.jnj.com/media-center/press-releases/depuy-synthes-companies-announces-acquisition-of-biomedical-enterprises-inc-a-leader-in-small-bone-fixation

-Solana: https://www.businesswire.com/news/home/20140130006540/en/Wright-Medical-Group-Inc.-Announces-Acquisition-of-Solana-Surgical-LLC-and-Entry-into-Definitive-Agreement-to-Acquire-OrthoPro-LLC

-Memometal: https://investors.stryker.com/press-releases/news-details/2011/Stryker-Announces-Definitive-Agreement-to-Acquire-Privately-Held-Memometal-Technologies-SA-for-162-Million/default.aspx

-TMCI: https://orthostreams.com/2021/04/tmc/

Preservation of Capital and Equity Parity

Investment has been minimized and today's value growth opportunity optimized through product sales. Product risk has been minimized through FDA clearances and sales validation to establish a gross profit target in excess of 85%. Value opportunities exist for all investors due to equity parity, for just like StartEngine investors, all prior investors, stock option grantees, and warrant holders' ownership is convertible to or for common stock. The Company holds no convertible notes or other instruments that could be converted into dilutive equity.

Physician Advisory Committee

Seventeen physician advisors contribute through the identification of the clinical problem and participate in the design, implementation, training, and advocacy of the solution through new product concepts and their evaluation.

In less than a year, with the advent of the LINK™, fourteen new physicians trained in

advanced foot and ankle surgery have joined the Advisory Committee. They believe the LINK™ is disruptive because it minimizes surgery, provides better outcomes due to earlier and less invasive treatment, and moves procedures to more office-based care.

The physicians' responses to the concept of the LINK™, its simplicity, breadth of use, and low patient risk have been remarkable. The Company intends to expand these activities to support advocacy and training in sales territories. This leadership brings great value to the enterprise and will help drive sales and continuous improvement of current products, build the LINK™ market, and other developing technologies.

Experienced and Successful Leadership

The Company's management and the Board of Directors have the experience to be agile in this opportunity. Mr. Grooms was Founder and took Regeneration Technologies, Inc. (RTIX) public and Axogen (AXGN) through a reverse merger into a public company and later directed the University of Florida's technology transfer program. Dr. Frashier was CEO or senior management in a number of public and other healthcare companies. He has extensive fundraising experience and has been a strategic partner in several venture funds. Dr. Simmons is the Managing Partner in the 2nd largest orthopaedic spine practice in the U.S. and provides unique insight into the business of healthcare. Dr. and Mrs. Fox are skilled entrepreneurs that focus on disruptive technologies and significant advancements in their contribution to healthcare. Their business practices include early proof of concept validation, lean startup implementation, offering the minimum viable product to validate the business model, generating sales, and substantially organically funding the enterprise. Furthermore, they are recognized for building the nitinol bone staple market in the U.S. and for their successful sale of BME to Depuy-Synthes, and Johnson & Johnson companies.

Prior Valuations from Past Funding

Prior pre-money valuations for the Series A, B, and C convertible preferred stock offerings were: $4,668,995; $13,508,703, and $24,846,984, respectively. At each offering, a significant patent, FDA clearance, new product, or significant initial clinical use event had been achieved.

Fully-Diluted Outstanding Shares

The Pre-Money Valuation was calculated by multiplying the current total of fully-diluted outstanding shares of 25,896,041 by the offering price of $1.15. This produces a pre-money valuation of $29,780,447.15.

Conclusion

Based on its own analysis of the above factors, the Company believes that a pre-money valuation of $29,780,447.15 is both reasonable and accurate.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.25 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Operations*
  70.0%
  At the minimum funding goal funds will be used to purchase inventory.

- *Working Capital*
  16.5%
  Sales support with marketing materials and shipments of product to the sales force.

- *Startengine marketing*
  8.0%
  Mailings to friends, family, sales representative and Doctor customers and Linkedin advertising.

If we raise the over allotment amount of $1,069,999.10, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  10.0%
  Attend national meeting and provide materials to the sales force.

- *Research & Development*
  30.0%
  Engineering salaries, prototype fabrication, testing, FDA fees, conforming prototypes of the LINK(tm) external fixator.

- *Working Capital*

10.0%
Rent, services, audit cost, patent cost, prototyping equipment and materials, and tooling.

- *Inventory*
  20.0%
  Super Staple(tm), SuperSTEP(tm) staple, Super Scaffold(tm) and LINK(tm) component and finished product inventory.

- *Company Employment*
  11.5%
  Salary support and new sales specialist addition.

- *Operations*
  10.0%
  Shipping and materials, sales travel, physician advisor fees, and physician advisor meetings.

- *Startengine Marketing*
  3.0%
  Mailings to friends, family, sales representative and Doctor customers and Linkedin advertising.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://metricmd.com/ (In a Startengine and Investor ONLY web link).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/metric-medical-devices

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Metric Medical Devices, Inc.

[See attached]

Metric Medical Devices, Inc.

Financial Statements

December 31, 2020

J. Hunter Bass CPA, LLC
Certified Public Accountant

Metric Medical Devices, Inc.

Table of Contents

Independent Accountant's Review Report

To the Board of Directors of
Metric Medical Devices, Inc.

I have reviewed the accompanying financial statements of Metric Medical Devices, Inc. (the Company), which comprises the balance sheet as of December 31, 2020, and the related statements of operations and changes in stockholders' deficit and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily of applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). Management is also responsible for the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with GAAP. I believe the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with GAAP.

J. Hunter Bass

J. Hunter Bass CPA, PLLC
San Antonio, Texas
May 21, 2021

Metric Medical Devices, Inc.

Balance Sheet
December 31, 2020

Assets		
Current Assets		
Cash	$	13,831
Accounts Receivable, net of Allowance for Doubtful Accounts		123,661
Inventory		639,327
Prepaid Expenses		8,999
Total Current Assets		785,818
Fixed Assets		
Laboratory and Shop Equipment		26,749
Tooling		317,629
Computers and Software		65,264
Office Furniture		10,286
Accumulated Depreciation		(346,512)
Total Fixed Assets		73,416
Other Assets		
Vendor Deposits		2,028
Trademarks, net		684
Total Other Assets		2,712
Total Assets	$	861,946
Liabilities and Stockholders' Deficiency		
Liabilities		
Current Liabilities		
Accounts Payable	$	106,612
Accrued Liabilities		83,085
Total Current Liabilities		189,697
Notes Payable - Related Parties		1,488,032
Convertible Notes - Related Parties		-
Total Liabilities		1,677,729
Stockholders' Deficit		
Preferred Stock, No Par Value, 15,000,000 Shares Authorized:		
Series A Convertible, No Par Value, 4,000,000 Shares Authorized, Issued and Outstanding at December 31, 2020		-
Series B Convertible, No Par Value, 3,225,806 Shares Authorized, Issued and Outstanding at December 31, 2020		-
Series C Convertible, No Par Value, 2,608,696 Shares Authorized, 2,169,868 Shares Issued and Outstanding at December 31, 2020		
Common Stock, $.00005 Par Value, 40,000,000 Shares Authorized, 10,814,542 Shares Issued and Outstanding at December 31, 2020		538
Additional Paid In Capital		8,595,747
Accumulated Deficit		(9,412,068)
Total Stockholders' Deficit		(815,783)
Total Liabilities and Stockholders' Deficit	$	861,946

The Accompanying Notes are an Integral Part of These Financial Statements.

Metric Medical Devices, Inc.

Statement of Operations
Year Ended December 31, 2020

Sales	$	987,059
Costs of Sales		178,692
Gross Profit		808,367
Operating Expenses		
Selling, General and Administrative Expenses		1,266,760
Research and Development Expenses		68,478
Total Operating Expenses		1,335,238
Depreciation and Amortization Expense		21,501
Net Loss From Operations Before Other Expenses		(548,372)
Other Expenses		
Interest Expense		(147,235)
Bad Debt Expense		(8,770)
Non-Taxable Forgiveness of Debt		130,900
Other Expenses		(50,928)
Total Other Expenses		(76,033)
Net Loss	$	(624,405)

The Accompanying Notes are an Integral Part of These Financial Statements.

Metric Medical Devices, Inc.

Statement of Changes in Stockholders' Deficiency
Year Ended December 31, 2020

Balance - January 1, 2020	4,000,000	$ -	3,225,806	$ -	1,347,832	$ -	10,814,542	$ 538	$ 7,637,662	$ (8,787,663)	$ (1,149,463)
Issuance of Shares for Cash	-	-	-	-	822,036	-	-	-	958,085	-	958,085
Exercise of Stock Options	-	-	-	-	-	-	-	-	-	-	-
Issuance of Stock Options for Compensation	-	-	-	-	-	-	-	-	-	-	-
Net Loss	-	-	-	-	-	-	-	-	-	(624,405)	(624,405)
Balance - December 31, 2020	4,000,000	$ -	3,225,806	$ -	2,169,868	$ -	10,814,542	$ 538	$ 8,595,747	$ (9,412,068)	$ (815,783)

The Accompanying Notes are an Integral Part of These Financial Statements.

Metric Medical Devices, Inc.

Statement of Cash Flows
Year Ended December 31, 2020

Cash Flows of Operating Activities:		
Net Loss	$	(624,405)
Adjustments to Reconcile Net Loss to Net Cash		
Provided (Used) by Operating Activities:		
Depreciation and Amortization Expense		21,501
Forgivenesss of PPP Loan		(130,900)
Accrued Interest Accreted to Notes Payable-Related Parties,net		84,180
Interest Expense Accreted to Convertible Notes-Related Parties		31,446
Rent Expense Accreted to Convertible Notes-Related Parties		3,200
Bad Debt Expense		8,770
(Increase) Decrease in:		
Accounts Receivable		(943)
Inventory		58,289
Prepaid Expenses and Other Assets		24,104
Vendor Deposits		(25,920)
Increase (Decrease) in:		
Accounts Payable		72,788
Accrued Liabilities		20,595
Net Cash Used by Operating Activities		(457,295)
Cash Flows of Investing Activities:		
Purchase of Fixed Assets		(13,262)
Net Cash Used by Investing Activities		(13,262)
Cash Flows of Financing Activities:		
Proceeds from PPP Loan		130,900
Proceeds from Convertible Debt - Related Parties		-
Sales of Preferred Stock		299,966
Net Cash Provided by Financing Activities		430,866
Net Decrease in Cash		(39,691)
Cash, Beginning of Year		53,522

The Accompanying Notes are an Integral Part of These Financial Statements.

1. Nature of Operations

Metric Medical Devices, Inc. (the Company) was incorporated under the laws of the State of Texas on April 13, 2009. The Company is a medical device company in the orthopedic extremity market. The Company's mission is to be the world leader in the development and commercialization of products to advance the musculoskeletal repair standard of care through the development and commercialization of internal bone fixation implants that speed healing and minimize non-healing.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared by the Company's management in accordance with accounting principles generally accepted in the United States of America (GAAP) and applied on a consistent basis.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers all bank deposits and short-term securities with a maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written-off through a charge to the valuation allowance and a credit to accounts receivable.

Inventory

Inventory is stated at the lower of cost or market determined on a first-in, first-out basis, adjusted for the value of inventory estimated to be excess, obsolete, or otherwise unsaleable. Inventory–Finished Goods consists of bone fixation implant kits and Inventory–Work in Process consists of the related component parts to complete a kit.

Fixed Assets

Fixed assets are stated at cost. Expenditures for repairs and maintenance are charged to costs and expensed as incurred, while expenditures for renewal and betterments are capitalized. Upon retirement or replacement, the cost of capitalized assets and the related accumulated depreciation is eliminated with the resulting gain or loss recognized. Depreciation is computed using the straight-line method over estimated useful lives as follows:

Laboratory and Shop Equipment	3 to 5 years
Tooling	3 to 7 years
Computers and Software	3 to 5 years
Office Furniture	5 years

2. Summary of Significant Accounting Policies (Continued)

Fixed Assets (Continued)

Depreciable assets are only evaluated for impairment upon a significant change in the operating or macroeconomic environment. In these circumstances, if an evaluation of the undiscounted cash flows indicates impairment, the asset is written down to its estimated fair value, which is generally based on discounted future cash flows. Useful lives are periodically evaluated to determine whether events or circumstances have occurred which indicate the need to revise the useful lives. No impairment charges were noted in 2020.

Trademarks

Trademarks are capitalized and amortized over 10 years. Amortization expense for the year ended December 31, 2020 was **$373**.

Revenue Recognition

The Company recognizes revenues when its obligations to a customer are fulfilled relative to a specific product and all of the following conditions are satisfied: (i) persuasive evidence of an arrangement exists; (ii) the price is fixed or determinable; (iii) collectability is reasonably assured; and (iv) delivery has occurred or services have been rendered.

Revenue from products are recognized when the risks and rewards of ownership have been transferred to the customer, which is when the product has been unsealed for use. Revenue from services is recognized as the services are provided.

Costs of Sales

Cost of sales represents costs directly related to the manufacture and distribution of our products. Primary costs include raw materials, packaging, direct labor, overhead, shipping and handling, and warehousing.

Shipping and Handling Costs

Costs related to shipping and handling is accounted for as a component of costs of sales.

Research and Development Expenses

Research and development efforts are focused on engineering of new technologies to advance foot, ankle and hand skeletal repair. Such expenses related to preliminary project assessment, research and development, re-engineering, training, and application maintenance are expensed as incurred. These expenses primarily include testing, product prototypes, tooling, and compensation costs for employees and consultants dedicated to research and development efforts. Such expenses totaled **$96,126** for the year ended December 31, 2020.

Advertising Costs

Advertising and sales promotion costs are expensed as incurred. Advertising expense totaled **$22,466** for the year ended December 31, 2020.

Fair Value of Financial Instruments

The carrying amounts reflected in the balance sheet for cash, receivables, prepaid expenses, payables and accrued liabilities approximate their respective fair values.

2. Summary of Significant Accounting Policies (Continued)

Stock-Based Compensation

The Company adopted FASB guidance on stock-based compensation upon inception at April 13, 2009. GAAP requires companies to measure the cost of employee services received in exchange for the award of equity instruments based on the fair value of the award at the date of grant. The expense is to be recognized over the period during which an employee is required to provide services in exchange for the award (requisite service period) or when designated milestones have been achieved.

The Company accounts for stock-based awards established by the fair market value of the instrument using the Black-Scholes option pricing model utilizing certain weighted average assumptions including stock price volatility, expected term and risk-free interest rates, as of the grant date. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of the stock-based award. The expected volatility is based on the historical volatility of publicly traded companies in similar industries. The computation of the expected option term is based on the "simplified method," as the Company issuances are considered "plain vanilla" options. For stock-based awards with defined vesting, the Company recognizes compensation expense over the requisite service period or when designated milestones have been achieved. The Company estimates forfeitures at the time of grant and revised, if necessary, in subsequent periods, if actual forfeitures differ from those estimates.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

GAAP requires the Company's management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Company's management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2020, there are no material uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company's management believes it is no longer subject to income tax examinations for years prior to 2012.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of its deposits held at the financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. As of December 31, 2020, the Company's cash balance at its institution exceeded the FDIC limit by **$0**. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant risk on its cash.

3. New Accounting Pronouncements

In February 2019, The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2019-02, Leases, effective for reporting periods beginning after December 15, 2020. Under this new pronouncement, generally, leases with terms of more than 12 months will be recognized on the statement of financial position as an asset (right to use leased asset) and a liability (lease liability). The Company's management expects the impact to operations to be minimal and is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

4. Inventories

Inventories at December 31, 2020 consisted of the following:

Work In Progress	270,921
Finished Goods	368,406
	639,327

5. Paycheck Protection Program Loan

In 2020, the Company obtained a note payable from a financial institution in the amount of $130,900 pursuant to the Paycheck Protection Program ("PPP"). The PPP, as established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses and nonprofit organizations for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business or nonprofit. The PPP loan is unsecured and payable over a two-year period at an interest rate of 1%, with a deferral of payments for the first six months. The loan and accrued interest are forgivable after twenty-four weeks, as long as the Company uses the loan proceeds for eligible purposes, including payroll, benefits, rent, and utilities. During 2020, the Company applied for and received forgiveness for the full amount.

6. Stockholders' Deficit

Preferred Stock

Preferred stock has a no-par value with approximately 15,000,000 shares authorized as of December 31, 2020. The Board of Directors of the Company may establish series of unissued shares of its preferred stock from time to time by setting and determining the designations, preferences, limitations, and relative rights, including voting rights, of the shares of the series to be established to the same extent that the designations, preferences, limitations, or relative rights could be stated if fully specified in the Company's Certificate of Formation.

Series A Convertible Preferred Stock

On May 2, 2012, the Company passed a resolution to establish a series of 4,000,000 shares of preferred stock, no par value, designated as Series A Convertible Preferred Stock (Series A). The original issue price is $0.50 per share and the original dividend amount is $0.04 per share. The holders of Series A are entitled, but only when and as declared by the Company's board of directors and only out of funds legally available for the payment of dividends, to a dividend equal to the original dividend amount or adjusted dividend amount (as applicable) in effect on the date on which such dividend is declared. Dividends on Series A are not cumulative, and the Company will have no obligation to declare any such dividend or to pay any such dividend unless and until declared. So long as any shares of Series A are outstanding, dividends (other than dividends payable in shares of the Company's common stock) may be paid upon the Company's common stock or on any other class or series of the Company's stock ranking junior to Series A as to dividends and assets only if the aggregate amount of all such dividends declared in a calendar year is less than or equal to the aggregate of all dividends which the Company has declared and paid in

5. Stockholders' Deficit (Continued)

Series A Convertible Preferred Stock (continued)

that calendar year on Series A stock. The holders of Series A will not be entitled in that capacity to any portion of any dividend declared or paid on any class or series of the Company's stock other than Series A. Dividends on Series A are non-participating. The holders of Series A shall have the power to vote as a single class with the holders of the Company's common stock on all matters upon which the holders of the Company's common stock are entitled to vote and shall be entitled to notice of any meeting of the stockholders of the Company at which such holders are entitled to vote. The original conversion price of the Company's common stock with respect to Series A is $0.50 per share. Holders of Series A can convert at any time, some or all of the shares of Series A held by the holder into the Company's common stock at the conversion ratio in effect at the conversation time without the payment of any additional consideration by the holder.

A mandatory conversion of all Series A will be triggered by any of the following events: 1) the closing of an underwritten public offering of the Company's common stock with an issuance price of at least two times the original issue price or adjusted issue price (as applicable) and gross proceeds to the Company of not less than $10,000,000; or 2) upon the written consent of the holders of more than 50% of the Series A then outstanding. The Series A will automatically be converted into the Company's common stock at the conversion ratio in effect at the conversion time. As of December 31, 2020, 4,000,000 shares of Series A were issued and outstanding.

Series B Convertible Preferred Stock

On February 12, 2013, the Company passed a resolution to establish a series of 3,225,806 shares of preferred stock, no par value, designated as Series B Convertible Preferred Stock (Series B). The original issue price is $0.93 per share and the original dividend amount is $0.08 per share. The holders of Series B are entitled, but only when and as declared by the Company's board of directors and only out of funds legally available for the payment of dividends, to a dividend equal to the original dividend amount or adjusted dividend amount (as applicable) in effect on the date on which such dividend is declared. Dividends on Series B are not cumulative, and the Company will have no obligation to declare any such dividend or to pay any such dividend unless and until declared. So long as any shares of Series B are outstanding, dividends (other than dividends payable in shares of the Company's common stock) may be paid upon the Company's common stock or on any other class or series of the Company's stock ranking junior to Series B as to dividends and assets only if the aggregate amount of all such dividends declared in a calendar year is less than or equal to the aggregate of all dividends which the Company has declared and paid in that calendar year on Series B stock. The holders of Series B will not be entitled in that capacity to any portion of any dividend declared or paid on any class or series of the Company's stock other than Series B stock. Dividends on Series B are non-participating. The holders of Series B shall have the power to vote as a single class with the holders of the Company's common stock on all matters upon which the holders of the Company's common stock are entitled to vote and shall be entitled to notice of any meeting of the stockholders of the Company at which such holders are entitled to vote. The original conversion price of the Company's common stock with respect to Series B is $0.93 per share. Holders of Series B can convert at any time, some or all of the shares of Series B held by the holder into the Company's common stock at the conversion ratio in effect at the conversation time without the payment of any additional consideration by the holder. A mandatory conversion of all Series B will be triggered by any of the following events: 1) the closing of an underwritten public offering of the Company's common stock with an issuance price of at least two times the original issue price or adjusted issue price (as applicable) and gross proceeds to the Company of not less than $10,000,000; or 2) upon the written consent of the holders of more than 50% of the Series B then outstanding. The Series B will automatically be converted into the Company's common stock at the conversion ratio in effect at the conversion time. As of December 31, 2020, 3,225,806 shares of Series B were issued and outstanding.

5. Stockholders' Equity (Deficit) (Continued)

Series C Convertible Preferred Stock

On May 26, 2018, the Company passed a resolution to establish a series of 2,608,696 shares of preferred stock, no par value, designated as Series C convertible Preferred Stock (Series C). The original issue price is $1.15 per share and the original dividend amount is $0.08 per share. The holders of Series C are entitled, but only when and as declared by the Company's board of directors and only out of funds legally available for the payment of dividends, to a dividend equal to the original dividend amount or adjusted dividend amount (as applicable) in effect on the date on which such dividend is declared. Dividends on Series C are not cumulative, and the Company will have no obligation to declare any such dividend or to pay any such dividend unless and until declared. So long as any shares of Series C are outstanding, dividends (other than dividends payable in shares of the Company's common stock) may be paid upon the Company's common stock or on any other class or series of the Company's stock ranking junior to Series C as to dividends and assets only if the aggregate amount of all such dividends declared in a calendar year is less than or equal to the aggregate of all dividends which the Company

has declared and paid in that calendar year on Series C stock. The holders of Series C will not be entitled in that capacity to any portion of any dividend declared or paid on any class or series of the Company's stock other than Series C stock. Dividends on Series C are non-participating. The holders of Series C shall have the power to vote as a single class with the holders of the Company's common stock on all matters upon which the holders of the Company's common stock are entitled to vote and shall be entitled to notice of any meeting of the stockholders of the Company at which such holders are entitled to vote. The original conversion price of the Company's common stock with respect to Series C is $1.15 per share. Holders of Series C can convert at any time, some or all of the shares of Series C held by the holder into the Company's common stock at the conversion ratio in effect at the conversation time without the payment of any additional consideration by the holder.

A mandatory conversion of all Series C will be triggered by any of the following events: 1) the closing of an underwritten public offering of the Company's common stock with an issuance price of at least two times the original issue price or adjusted issue price (as applicable) and gross proceeds to the Company of not less than $10,000,000; or 2) upon the written consent of the holders of more than 50% of the Series C then outstanding. The Series C will automatically be converted into the Company's common stock at the conversion ratio in effect at the conversion time. As of December 31, 2020, **2,169,869** shares of Series C were issued and outstanding.

6. Federal Income Tax

The Company accounts for income taxes under FASB ASC 740-10, which provides for an asset and liability approach of accounting for income taxes. Under this approach, deferred tax assets and liabilities are recognized based on anticipated future tax consequences, using currently enacted tax laws, attributed to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts calculated for income tax purposes.

For the year ended December 31, 2020, the Company has incurred net operating losses and, accordingly, no provision for income taxes has been recorded. In addition, no benefit for income taxes has been recorded due to the uncertainty of the realization of any tax assets. The Company had approximately **$8,392,499** of federal net operating loss carry forward at December 31, 2020. The net operating loss carry forwards, if not utilized, will begin to expire in 2030.

6. Federal Income Tax (Continued)

The components of the Company's deferred tax asset are as follows:

		December 31, 2020
Deferred tax assets:		
Net operating loss carry forwards	$	8,392,499
Net deferred tax assets before valuation allowance	$	1,532,380
Less: Valuation allowance		(1,532,380)
Net deferred tax assets	$	-

Based on the available objective evidence, including the Company's history of its loss, management believes it is more likely than not the net deferred tax assets will not be fully realizable. Accordingly, the Company provided for a full valuation allowance against its net deferred tax assets at December 31, 2020.

Reconciliation between the amounts of income tax benefit determined by applying the applicable U.S. income tax rate to pre-tax loss is as follows:

	December 31, 2020
Federal and state statutory rate	21%
Change in valuation allowance on deferred tax assets	(21%)

The Company is subject to Texas state franchise tax equal to .75% of the lessor of: (a) 70% of Texas sourced gross revenue if it exceeds $1,110,000 (b) 100% of Texas sourced gross revenue less cash compensation and benefits, or (c) 100% of Texas sourced gross profit. Texas franchise tax recognized for the years ended December 31, 2020 was $0. The Company may also be subject to other state taxing authorities based on the nexus and source of the revenue.

7. Options and Warrants

Options

In 2011, the Company approved a stock option plan for the benefit of its employees. These options vest upon the meeting of certain revenue goals, which as of the date of these financial statements have not been met.

The following table summarizes the stock option activity for the year ended December 31, 2020:

	Options		Weighted Average Exercise Price
Outstanding - January 1, 2020	1,991,237	$	0.170
Granted	-		-
Exercised	-		-
Expired	-		-
Outstanding - December 31, 2020	**1,991,237**	**$**	**0.170**
Vested and exercisable at December 31, 2020	**1,742,487**	**$**	**0.156**

7. Options and Warrants (Continued)

Options (Continued)

The estimated fair value of the stock options granted was determined using the Black-Scholes option-pricing model and was calculated using the following assumptions:

	Year Ended December 31, 2020
Expected stock volatility	24%
Expected dividend yield	0%
Risk-free interest rate	0.09% - 2.84%
Expected life	1 – 6 years
Weighted average fair value of options granted	$ 0.05

The Company recognized **$0** of compensation expense for the year ended December 31, 2020.

As of December 31, 2020, there was **$273** of total unrecognized compensation cost related to options, which will be amortized using the straight-line method over a weighted average period of 1.3 years.

The fair value of options granted reflects accounting estimates consistent with GAAP methods and the Black-Scholes option pricing model use. The Company's Board of Directors should consider other factors such as cash on hand, sales performance, and others in setting the fair market value of these common stock options.

Warrants

The Company issued **922,036** warrants to purchase shares of common stock during the year ended December 31, 2020. The number of shares of common stock issuable under outstanding warrants at the end of December 31, 2020 totaled **2,9,57,825**, at a weighted average exercise price of **$0.91**. All the Company warrants expire at various dates from October of 2018 through November of 2025 and are fully exercisable at the option of the warrant holder.

8. Related Parties

Notes Payable – Related Parties

On November 16, 2015, the Company began entering into notes payable (the Royalty Notes) with various stockholders of the Company. The Royalty Notes bear interest at 10.0%, compounded quarterly, and are payable upon 120 months from the date of the Royalty Notes. The Royalty Notes are unsecured. Beginning with the calendar quarter ending March 31, 2017 and for each calendar quarter end thereafter, the Company shall (a) determine its sales, as defined in the Royalty Notes agreement, for such calendar quarter, (b) determine a "Tentative Aggregate Payment" equal to 10% of such Sales, and (c) determine a "Final Aggregate Payment" equal to a fraction of that Tentative Aggregate Payment, the numerator of which is the sum of the unpaid principal balances (including compounded interest that may have been added to principal) of such Royalty Notes as of the last day of such calendar quarter and the denominator of which is $2,500,000. Within 40 days of the end of such calendar quarter, the Company shall pay out to holders of the then-outstanding Royalty Notes an amount equal to the Final Aggregate Payment for such calendar quarter, the holder of each such Royalty Notes to receive the lesser of (i) a portion of the Final Aggregate Payment for such quarter in proportion to the respective outstanding principal balances of such Royalty Notes on the last day of such calendar quarter, or (ii) the then accrued but unpaid interest and outstanding principal balance of such holder's Royalty Notes as of the date of such payment. At December 31, 2020, the balance of these Royalty Notes totaled **$1,213,354**. Interest expense on these Royalty Notes totaled **$141,708** for the year ended December 31, 2020. At December 31, 2020, accrued interest payable was **$274,678** and is reflected on the balance sheet as Notes Payable-Related Parties.

8. Related Parties (Continued)

During 2018 and 2019, an owner and officer, and certain of affiliated Trust, (collectively the Lender) of the Company provided $550,000 (various increments with separate notes) in exchange for convertible notes (the Convertible Notes). The Convertible Notes bear interest at 10%, compounded annually, and principal and interest are payable in full in 2021. At maturity, the Convertible Notes may be converted, paid in cash or in common stock at a conversion price of $.50 per common share. The Convertible Notes will be convertible at a discounted rate between 10%-20% of the cash issuance price depending on the timing of conversion. At the sole option of Lender the next financing arrangement where the Lender holds the option to convert the Convertible Notes includes, but is not limited to, the Lender's present offerings of Royalty Notes, Series C or a new offering of the Company's stock. During 2020, the Convertible Notes were converted into 648,170 shares of Series C.

Office Facilities

The Company leases office facilities from the Company's Chairman and President. The lease agreement renewed in October of 2020 and calls for monthly rental payments of $3,200 until the termination of the least in September of 2021. Total facility lease expense charged to operations was **$29,461** for the year ended December 31, 2020.

Employment Agreement

The Company has an employment agreement with the Company's Chairman and President as well as the Vice President of Operations (collectively the Founders) who are also stockholders in the Company. The Founders combined salary as of December 31, 2020 was **$71,136** per year. The employment agreement also states that upon a change in control, the Founders will be entitled to 18 months of salary as severance and all options shall be immediately vested with a 90-day exercise period.

Royalties

The Company has an agreement with the Company's Chairman and President starting in January 2011 under which the Company pays royalties to the Company's Chairman and President. The terms of the agreement stated the Company pays royalties for the first five years upon commencement of product sales and 3% of sales thereafter on all licenses patented with the exception of the SuperSTEP™ patent Nos. 8,721,646 and 9,451,955 which has a royalty rate of 4%. Total royalty expense for the year ended December 31, 2020 charged to operations was **$50,000**.

Service Points

As part of the overall compensation package prepared by the Company, the Company has issued, in lieu of options or other forms of equity or cash compensation, service points to certain members of the Board of Directors (the Board) and other third-party consultants. Upon the ultimate sale of the Company, these Service Points will be redeemed for cash at the value of the common stock. No accrual for this potential liability has been made as of December 31, 2020 as the ultimate amount of liability cannot be reasonably determined.

Board of Directors Compensation

Certain members of the Board are also stockholders of common stock and options holders for the purchase of common stock. As compensation for their participation on the Board of Directors, in addition to the granting of Service Points, the Board accrues $5,000 per quarter for their service which will be paid upon liquidation after repayment of all liabilities and investment has been returned to stockholders. As of December 31, 2020, no accrual has been recognized with regards to this potential obligation.

9. Subsequent Events

The Company has evaluated the potential subsequent events through May 21, 2021, which is the date the financial statements were available to be issued. Any events occurring after this date have not been factored into the financial statements being presented.

METRIC®
BRINGING BONES TOGETHER™

Metric Medical Devices, Inc. (the "Company") a Texas Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended December 31, 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Metric Medical Devices, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 and the related statement of operations, statement of changes in shareholder equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 8, 2022

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2021
ASSETS	
Current Assets	
Cash and Cash Equivalents	6,981
Accounts Receivable	81,863
Prepaid Expenses	19,869
Inventory	511,848
Total Current Assets	620,560
Non-current Assets	
Furniture, Hardware, and Equipment, net of Accumulated Depreciation	49,244
Intangible Assets: Trademark and Software, net of Accumulated Amortization	10,652
Vendor Deposits	5,671
Total Non-Current Assets	65,567
TOTAL ASSETS	686,127
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	19,605
Rent Payable - Related Party	28,800
Commission Payable	21,230
Royalty Payable - Related Party	35,596
Due to Related Party	40,109
Accrued Vacation	9,597
Total Current Liabilities	154,937
Long-term Liabilities	
Notes Payable	909,595
Notes Payable - Related Party	503,760
Accrued Interest - Notes Payable	371,592
Total Long-Term Liabilities	1,784,947
TOTAL LIABILITIES	1,939,883
EQUITY	
Common Stock	537
Additional Paid in Capital	8,821,390
Accumulated Deficit	(10,075,683)
Total Equity	(1,253,756)
TOTAL LIABILITIES AND EQUITY	686,127

Statement of Operations

	Year Ended December 31, 2021
Revenue	914,663
Cost of Revenue	89,618
Gross Profit	825,045
Operating Expenses	
Advertising and Marketing	89,634
General and Administrative	1,173,847
Research and Development	93,391
Rent and Lease - Related Party	38,400
Depreciation	17,762
Amortization	373
Total Operating Expenses	1,413,407
Operating Income (loss)	(588,362)
Other Income	
Interest Income	-
Other	134,850
Total Other Income	134,850
Other Expense	
Interest Expense	159,059
Other - Related Party	51,043
Total Other Expense	210,102
Provision for Income Tax	-
Net Income (loss)	(663,614)

Statement of Cash Flows

	Year Ended December 31, 2021
OPERATING ACTIVITIES	
Net Income (Loss)	(663,614)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Depreciation	17,762
Amortization	373
Accounts Payable	(18,100)
Commission Payable	(11,631)
Royalty Payable - Related Party	(1,010)
Inventory	127,478
Accounts Receivable	46,406
Allowance for Bad Debts	(6,983)
Prepaid Expenses	(10,870)
Vendor Deposits	(3,643)
Accrued Interest - Notes Payable	96,915
Accrued Vacation	(1,228)
Other	(787)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	234,681
Net Cash provided by (used in) Operating Activities	(428,934)
INVESTING ACTIVITIES	
Equipment	(3,931)
Trademark	373
Net Cash provided by (used by) Investing Activities	(3,558)
FINANCING ACTIVITIES	
Issuance of Series C Stock	225,642
Notes Payable - Related Party	200,000
Net Cash provided by (used in) Financing Activities	425,642
Cash at the beginning of period	13,831
Net Cash increase (decrease) for period	(6,850)
Cash at end of period	6,981

Statement of Changes in Shareholder Equity

	Preferred Stock										
	Series A Convertible		Series B Convertible		Series C Convertible		Common Stock				
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2021	4,000,000	-	3,225,806	-	2,169,868	-	10,814,542	537	8,595,748	(9,412,068)	(815,783)
Issuance of Series C Stock	-	-	-	-	-	-	-	-	225,642	-	225,642
Additional Paid in Capital	-	-	-	-	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	-	-	-	-	(663,614)	(663,614)
Ending Balance 12/31/2021	4,000,000	-	3,225,806	-	2,169,868	-	10,814,542	537	8,821,390	(10,075,683)	(1,253,756)

Metric Medical Devices, Inc.
Notes to the Reviewed Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Metric Medical Devices, Inc. ("the Company") was incorporated under the laws of the State of Texas on April 13th, 2009. The Company is a medical device company in the orthopedic extremity market. The Company's mission is to be the world leader in the development and commercialization of products to advance the musculoskeletal repair standard of care through the development and commercialization of internal bone fixation implants that speed healing and minimize non-healing.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company recognizes revenues when its obligations to a customer are fulfilled relative to a specific product and all of the following conditions are satisfied: (i) persuasive evidence of an arrangement exists; (ii) the price is fixed or determinable; (iii) collectability is reasonably assured; and (iv) delivery has occurred or services have been rendered. Revenue from products are recognized when the risks and rewards of ownership have been transferred to the customer, which is when the product has been unsealed for use. Revenue from services is recognized as the services are provided.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Furniture	5	10,286	10,286	-	-
Hardware	3-5	27,170	27,170	-	-
Equipment	3-7	348,309	299,065	-	49,244
Grand Total	**-**	**385,764**	**336,521**	**-**	**49,244**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company's inventory consists of work-in-process (WIP) and finished goods. Inventory is valued at cost utilizing the average cost method. A summary of the Company's inventory is below.

Inventory Type	2021
Finished Goods	336,285
WIP	175,562
Grand Total	**511,848**

Intangible Assets

The Company's intangible assets consist of a trademark and software. Both are recorded at cost less accumulated amortization on a systematic basis over their respective lives of 10 and 5 years. The total ending balance of this asset was $10,652 as of December 31, 2021.

Cost of Sales

Cost of sales represents costs directly related to the manufacture and distribution of the Company's products. Primary costs include raw materials, packaging, direct labor, overhead, shipping and handling, and warehousing.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Research and Development Expense

Research and development efforts are focused on engineering of new technologies to advance foot, ankle and hand skeletal repair. Such expenses related to preliminary project assessment, research and development, reengineering, training, and application maintenance are expensed as incurred. These expenses primarily include testing, product prototypes, tooling, and compensation costs for employees and consultants dedicated to research and development efforts. Such expenses totaled $93,391 for the year ended December 31, 2021.

Contingent Liability to Buyout Distributors

If there is a change of control event, there exists a liability for the buyout of the Company's distributors that is calculated based on the trailing average from previous months of sales. Management believes this contingent liability is not likely to occur as of present; however, if it were to occur, management has calculated the buyout amount to be $52,574 as of December 31, 2021.

Other Income and Other Expense

Please see "Debt" note regarding the Company's other income of $134,850 from the forgiveness of a PPP loan. The Company has an agreement with its Chairman and President starting in January 2011 under which the Company pays royalties to the Chairman and President. The terms of the agreement state the Company pays royalties for the first five years upon commencement of product sales and 3% of sales thereafter on all licenses patented with the exception of the SuperSTEP™ patent Nos. 8,721,646 and 9,451,955 which has a royalty rate of 4%. Total royalty expense for the year ended December 31, 2021 charged to operations was $50,000 which can be seen on the Statement of Operations as Other Expense. Furthermore, the Company accrued a royalty payable in relation to this agreement due to the Chairman and President. The total ending balance of this royalty payable was $35,596 as of December 31, 2021.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In 2011, the Company authorized a Stock Option Plan ("the Plan") for the benefit of its employees. These Options vest upon the meeting of certain revenue goals. A total of 27,750 Options have vested in 2021.

The Company accounts for stock-based awards established by the fair market value of the instrument using the Black-Scholes option pricing model utilizing certain weighted average assumptions including stock price volatility, expected term and risk-free interest rates, as of the grant date. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of the stock-based award. The expected volatility is based on the historical volatility of publicly traded companies in similar industries. The computation of the expected option term is based on the "simplified method," as the Company issuances are considered "plain vanilla" options. For stock-based awards with defined vesting, the Company recognizes compensation expense over the requisite service period or when designated milestones have been achieved. The Company estimates forfeitures at the time of grant and revised, if necessary, in subsequent periods, if actual forfeitures differ from those estimates.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price	Weighted Average Intrinsic Value
Total options outstanding, December 31, 2020	1,770,237	$ 0.255	$ -
Granted	-	$ -	$ -
Exercised	-	$ -	$ -
Expired/cancelled	-	$ -	
Total options outstanding, December 31, 2021	1,770,237	$ 0.253	$ -
Options exercisable, December 31, 2021	1,770,237	$ 0.254	$ -

	Nonvested Options	Weighted Average Fair Value
Nonvested options, December 31, 2020	27,750	$ 0.250
Granted	-	$ -
Vested	(27,750)	$ 0.250
Forfeited	-	$ -
Nonvested options, December 31, 2021	-	$ -

Warrants - The Company issued 296,210 warrants to purchase shares of Common Stock during the year ended December 31, 2021. The number of shares of Common Stock issuable under outstanding warrants at the end of December 31, 2021 totaled 2,566,078, at an exercise price of $1.00. All the Company warrants expire at various dates from October of 2018 through November of 2025 and are fully exercisable at the option of the warrant holder.

Service Points - As part of the overall compensation package prepared by the Company, the Company has issued, in lieu of options or other forms of equity or cash compensation, Service Points to certain members of the Board of Directors and other third-party consultants. Upon the ultimate sale of the Company, these Service Points will be redeemed for cash at the value of the Common Stock. As of December 31, 2021, a total of 920,000 Service Points were issued and outstanding; however, no accrual for this potential liability has been made as the ultimate amount of liability cannot be reasonably determined.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under FASB ASC 740-10, which provides for an asset and liability approach of accounting for income taxes. Under this approach, deferred tax assets and liabilities are recognized based on anticipated future tax consequences, using currently enacted tax laws, attributed to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts calculated for income tax purposes.

For the year ended December 31, 2021, the Company has incurred net operating losses and, accordingly, no provision for income taxes has been recorded. In addition, no benefit for income taxes has been recorded due to the uncertainty of the realization of any tax assets. As of December 31, 2021, the Company had approximately $9,056,113 of federal net operating loss carry forward. The net operating loss carry forwards, if not utilized, will begin to expire in 2030.

The Components of the Company's deferred tax asset are as follows:

	December 31, 2021
Deferred tax assets:	
Net operating loss carryforwards	9,056,113
Net deferred tax assets before valuation allowance	1,653,546
Less: Valuation allowance	(1,653,546)
Net deferred tax assets	-

Based on the available objective evidence, including the Company's history of its loss, management believes it is more likely than not the net deferred tax assets will not be fully realizable. Accordingly, the Company provided for a full valuation allowance against its net deferred tax assets as of December 31, 2021.

Reconciliation between the amounts of income tax benefit determined by applying the applicable U.S. income tax rate to pre-tax loss is as follows:

	December 31, 2021
Federal and state statutory rate	21%
Change in valuation allowance on deferred tax assets	(21%)

The Company is subject to Texas state franchise tax equal to .75% of the lessor of: (a) 70% of Texas sourced gross revenue if it exceeds $1,110,000 (b) 100% of Texas sourced gross revenue less cash compensation and benefits, or (c) 100% of Texas sourced gross profit. Texas franchise tax recognized for the year ended December 31, 2021 was $0. The Company may also be subject to other state taxing authorities based on the nexus and source of the revenue.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company leases office facilities from the Company's Chairman and President and CFO. The lease agreement renewed in June of 2021 and calls for monthly rental payments of $5,630 until its termination in May of 2022. Total facility lease expense charged to operations was $38,400 for the year ended December 31, 2021. Furthermore, the Company accrued rent expense for the year 2021 that is due upon demand to the CFO. The total ending balance of this rent payable was $28,800 as of December 31, 2021.

Throughout 2021, the Company's Chairman and President paid expenses on the Company's behalf for the purposes of funding operations. This payable is not secured and is due upon demand. The ending balance of this payable was $40,109 as of December 31, 2021.

The Company has an employment agreement with the Company's Chairman and President, as well as the Vice President of Operations (collectively "the Founders"), who are also stockholders in the Company. The Founders' combined salary for the year ended December 31, 2021 was $35,568. The employment agreement also states that upon a change in control, the Founders will be entitled to 18 months of salary as severance and all options shall be immediately vested with a 90-day exercise period.

Please see "Debt" note regarding $503,760 worth of notes payable from related parties. These notes carry the same terms and conditions as the Royalty Notes disclosed below.

Please see "Other Income and Other Expense" note regarding a royalty expense and payable due to the Company's Chairman and President.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

In February 2021, the Company entered into a Paycheck Protection Program (PPP) loan for $134,850 with an interest rate of 1% and maturity in 2026. This loan was not secured and has been forgiven in 2021.

In November 2015, the Company began entering into multiple notes payable ("the Royalty Notes") with various shareholders of the Company. The Royalty Notes bear interest at 10%, compounded quarterly, and are payable upon 120 months from the date of the Royalty Notes. The Royalty Notes are unsecured. Beginning with the calendar quarter ending March 2017, and for each calendar quarter end thereafter, the Company shall (a) determine its sales, as defined in the Royalty Notes agreement, for such calendar quarter, (b) determine a "Tentative Aggregate Payment" equal to 10% of such Sales, and (c) determine a "Final Aggregate Payment" equal to a fraction of that Tentative Aggregate Payment, the numerator of which is the sum of the unpaid principal balances (including compounded interest that may have been added to principal) of such Royalty Notes as of the last day of such calendar quarter and the denominator of which is $2,500,000. Within 40 days of the end of such calendar quarter, the Company shall pay out to holders of the then-outstanding Royalty Notes an amount equal to the Final Aggregate Payment for such calendar quarter, the holder of each such Royalty Notes to receive the lesser of (i) a portion of the Final Aggregate Payment for such quarter in proportion to the respective outstanding principal balances of such Royalty Notes on the last day of such calendar quarter, or (ii) the then accrued but unpaid interest and outstanding principal balance of such holder's Royalty Notes as of the date of such payment. As of December 31, 2021, the total ending principal balance of these Royalty Notes was $1.413,354. The total ending balance of accrued interest on these Royalty Notes was $371,592 for the year ended December 31, 2021. Both the principal and accrued interest balances include portions from Related Parties (please see "Related Party Transactions" note for further information).

NOTE 6 – EQUITY

The Company has authorized 40,000,000 shares of Common Stock with a par value of $0.00005 per share. A total of 10,814,542 shares were issued and outstanding as of 2021.

Voting: Common Shareholders are entitled to one vote per share.

The Company has authorized 15,000,000 shares of Preferred Stock with no par value. As of December 31, 2021, these shares have been established into three separate classes of Preferred Stock with their respective rights and privileges disclosed below. From time to time, the Board of Directors of the Company may establish series of unissued shares of its Preferred Stock by setting and determining the designations, preferences, limitations, and relative rights, including voting rights, of the shares of the series to be established to the same extent that the designations, preferences, limitations, or relative rights could be stated if fully specified in the Company's Certificate of Formation.

Series A Convertible Preferred Stock

The Company has established a series of 4,000,000 shares of Preferred Stock, at no par value, designated as Series A Convertible Preferred Stock ("Series A"). The original issue price is $0.50 per share and the original dividend amount is $0.04 per share. The holders of Series A are entitled, but only when and as declared by the Company's Board of Directors and only out of funds legally available for the payment of dividends, to a dividend equal to the original dividend amount or adjusted dividend amount (as applicable) in effect on the date on which such dividend is declared. Dividends on Series A are not cumulative, and the Company will have no obligation to declare any such dividend or to pay any such dividend unless and until declared. So long as any shares of Series A are outstanding, dividends (other than dividends payable in shares of the Company's Common Stock) may be paid upon the Company's Common Stock or on any other class or series of the Company's stock ranking junior to Series A as to dividends and assets only if the aggregate amount of all such dividends declared in a calendar year is less than or equal to the aggregate of all dividends which the Company has declared and paid in that calendar year on Series A Stock. The holders of Series A will not be entitled in that capacity to any portion of any dividend declared or paid on any class or series of the Company's stock other than Series A. Dividends on Series A are non-participating. The holders of Series A shall have the power to vote as a single class with the holders of the Company's Common Stock on all matters upon which the holders of the Company's Common Stock are entitled to vote and shall be entitled to notice of any meeting of the stockholders of the Company at which such holders are entitled to vote. The original conversion price of the Company's Common Stock with respect to Series A is $0.50 per share. Holders of Series A can convert at any time, some or all of the shares of Series A held by the holder into the Company's Common Stock at the conversion ratio in effect at the conversation time without the payment of any additional consideration by the holder.

A mandatory conversion of all Series A will be triggered by any of the following events: (1) the closing of an underwritten public offering of the Company's Common Stock with an issuance price of at least two times the original issue price or adjusted issue price (as applicable) and gross proceeds to the Company of not less than $10,000,000; or (2) upon the written consent of the holders of more than 50% of the Series A then outstanding. The Series A will automatically be converted into the Company's Common Stock at the conversion ratio in effect at the conversion time. All 4,000,000 authorized shares of Series A were issued and outstanding as of 2021.

Series B Convertible Preferred Stock

The Company has established a series of 3,225,806 shares of Preferred Stock, at no par value, designated as Series B Convertible Preferred Stock ("Series B"). The original issue price is $0.93 per share and the original dividend amount is $0.08 per share. The holders of Series B are entitled, but only when and as declared by the Company's Board of Directors and only out of funds legally available for the payment of dividends, to a dividend equal to the original dividend amount or adjusted dividend amount (as applicable) in effect on the date on which such dividend is declared. Dividends on Series B are not cumulative, and the Company will have no obligation to declare any such dividend or to pay any such dividend unless and until declared. So long as any shares of Series B are outstanding, dividends (other than dividends payable in shares of the Company's Common Stock) may be paid upon the Company's Common Stock or on any other class or series of the Company's stock ranking junior to Series B as to dividends and assets only if the aggregate amount of all such dividends declared in a calendar year is less than or equal to the aggregate of all dividends which the Company has declared and paid in that calendar year on Series B Stock. The holders of Series B will not be

entitled in that capacity to any portion of any dividend declared or paid on any class or series of the Company's stock other than Series B. Dividends on Series B are non-participating. The holders of Series B shall have the power to vote as a single class with the holders of the Company's Common Stock on all matters upon which the holders of the Company's Common Stock are entitled to vote and shall be entitled to notice of any meeting of the stockholders of the Company at which such holders are entitled to vote. The original conversion price of the Company's Common Stock with respect to Series B is $0.93 per share. Holders of Series B can convert at any time, some or all of the shares of Series B held by the holder into the Company’s Common Stock at the conversion ratio in effect at the conversation time without the payment of any additional consideration by the holder.

A mandatory conversion of all Series B will be triggered by any of the following events: (1) the closing of an underwritten public offering of the Company’s Common Stock with an issuance price of at least two times the original issue price or adjusted issue price (as applicable) and gross proceeds to the Company of not less than $10,000,000; or (2) upon the written consent of the holders of more than 50% of the Series B then outstanding. The Series B will automatically be converted into the Company’s Common Stock at the conversion ratio in effect at the conversion time. All 3,225,806 authorized shares of Series B were issued and outstanding as of 2021.

Series C Convertible Preferred Stock

The Company has established a series of 2,608,696 shares of Preferred Stock, at no par value, designated as Series C Convertible Preferred Stock (“Series C”). The original issue price is $1.15 per share and the original dividend amount is $0.08 per share. The holders of Series C are entitled, but only when and as declared by the Company's Board of Directors and only out of funds legally available for the payment of dividends, to a dividend equal to the original dividend amount or adjusted dividend amount (as applicable) in effect on the date on which such dividend is declared. Dividends on Series C are not cumulative, and the Company will have no obligation to declare any such dividend or to pay any such dividend unless and until declared. So long as any shares of Series C are outstanding, dividends (other than dividends payable in shares of the Company's Common Stock) may be paid upon the Company's Common Stock or on any other class or series of the Company's stock ranking junior to Series C as to dividends and assets only if the aggregate amount of all such dividends declared in a calendar year is less than or equal to the aggregate of all dividends which the Company has declared and paid in that calendar year on Series C Ctock. The holders of Series C will not be entitled in that capacity to any portion of any dividend declared or paid on any class or series of the Company's stock other than Series C. Dividends on Series C are non-participating. The holders of Series C shall have the power to vote as a single class with the holders of the Company's Common Stock on all matters upon which the holders of the Company's Common Stock are entitled to vote and shall be entitled to notice of any meeting of the stockholders of the Company at which such holders are entitled to vote. The original conversion price of the Company's Common Stock with respect to Series C is $1.15 per share. Holders of Series C can convert at any time, some or all of the shares of Series C held by the holder into the Company’s Common Stock at the conversion ratio in effect at the conversation time without the payment of any additional consideration by the holder.

A mandatory conversion of all Series C will be triggered by any of the following events: (1) the closing of an underwritten public offering of the Company’s Common Stock with an issuance price of at least two times the original issue price or adjusted issue price (as applicable) and gross proceeds to the Company of not less than $10,000,000; or 2) upon the written consent of the holders of more than 50% of the Series C then outstanding. The Series C will automatically be converted into the Company’s Common Stock at the conversion ratio in effect at the conversion time. A total of 2,169,868 shares of Series C were issued and outstanding as of 2021.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 8, 2022, the date these financial statements were available to be issued.

Throughout the beginning of 2022, the Company raised a total of $219,998 from the sale of 191,303 additional shares of Series C Convertible Preferred Stock.

Throughout the beginning of 2022, the Company entered into additional Royalty Notes with investors for a total of $400,000 of which $275,000 was from the Company's President and CFO. These notes carry the same terms and conditions as the Royalty Notes disclosed above in the "Debt" note.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and has experienced negative cash flows from operating activities during the period under review. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Metric Medical Devices, Inc. is not live or open to the public at this moment.

Bringing Bones Together™

INVEST IN METRIC MEDICAL DEVICES, INC. TODAY!

Metric Medical Devices, Inc., designs and sells innovative minimally invasive products and technologies for the orthopedic extremity market. Our mission is to become leaders in transforming the musculoskeletal repair standard of care, through the developm... Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


METRIC
Bringing Bones Together™
Minimally Invasive , Shape Changing Bone Fixation Implants
Over $10 million raised and $10.5 million in sales

REASONS TO INVEST

- Our founders are highly successful serial entrepreneurs who design implants to promote healing and decrease complications in orthopedic extremity injuries. These implants treat fractures and deformities to improve patients' lives.

- The orthopedic extremity reconstruction market is projected to reach $6.5 billion, globally, by 2030 at a CAGR of 6.3%. The foot and ankle lower extremity segment, our primary focus, is predicted to experience the largest CAGR of 8.9% from 2021 to 2030 and start with the surgical backlog created by the Covid-19 pandemic.*

- During development and market trials, our current products generated over $10.5 million in revenue and we have two new next-generation products ready for full launch. We are currently developing our most disruptive product so far, The LINK™, a small bone-compressing external fixator. The market for minimally invasive surgical techniques is growing and is estimated to reach $94.4 billion by 2030 at a CAGR of 4.7%.**

*Information from Allied Market Research, Bloomberg & Becker's Hospital Review (Source | Source | Source)

**Information from Allied Market Research (Source)

OVERVIEW

Improving Treatment in Orthopedics


Shape changing implants from space age materials

Metric is focused on creating innovative technology and products to address the serious and persistent issue in musculoskeletal healthcare of deformity correction, fracture repair, and delayed bone healing. We've developed implants that fixate bone fractures and apply forces to the bone to improve healing. Our SuperStaple™ is in-market, our SuperSTEP™ staple and SuperScaffold™ hammer toe implant are FDA cleared for the market, and we are in the process of developing a new product, the LINK™.

The LINK™ is a minimally invasive external fixation device that is not only compelling in its technology but has the potential to revolutionize how bone fractures are treated. We are designing the LINK™ to allow physicians to treat more patients in their offices because the LINK™ will reduce the need for open surgery. As a result, we believe patients treated with the LINK™ will be able to receive faster care with reduced healthcare costs while adding significant value to the physician's practice.

Designing Technologies For Better Patient Outcomes

Current treatment methods for osteoarthritis, deformities such as bunions, and small bone fractures, often involve open surgery and have high complication rates ranging from 13-56% (Source). Utilizing NASA's discovery that a lack of mechanical loading degrades bone, our bone fixation implants change shape to provide compression to improve patient outcomes.



Our upcoming disruptive product, the **LINK™**, takes this even further. The LINK™ will provide all of the biomechanical and bone-compressing properties proven by our founders and validated through clinical experience, using a revolutionary patent pending external fixation system. We believe our proprietary, minimally-invasive approach will allow for many bony procedures in the foot, ankle, and hand to be performed in-office and without open-surgery. We are prepared to create a business shift from hospital to physician's offices, resulting in earlier treatments, reduced costs, and fewer complications.



**The image animation above on the left is a computer-generated rendering of a future product, the Link™, for functional demonstration purposes. The image above on the right is a pre-production photograph of the Link™. The product is still currently under development and is not yet available on the market.*

THE MARKET & OUR TRACTION

A Fast-Growing Industry and A Successful Track Record

The orthopedic extremity reconstruction market is projected to reach $6.5 billion, globally, by 2030 at a CAGR of 6.3%. The foot and ankle lower extremity segment, our primary focus, is predicted to experience its largest CAGR of 8.9% from 2021 to 2030, owing to baby boomer needs and patients increased awareness about the benefits of lower extremity reconstruction devices. Metric has established initial U.S. distribution of its products and seeks StartEngine investors to help drive value through building a growing and effective sales force.


The foot and ankle lower extremity segment predicted to experience a
CAGR of 8.9%

During product development, we have generated $10.5 million in sales, with a gross profit exceeding 85%. Our technologies are protected by 13 patents in the U.S. with others issued in the UK, Germany, and France, as well as additional patents pending. We have multiple new products ready for full market launch, including the SuperSTEP™ staple and SuperScaffold™ hammer toe implant. Recently, multiple leading physicians have joined us as advisors to develop and advocate for our upcoming product, the LINK™.

WHY INVEST

A New Standard for Orthopedic Treatment



Metric's founders have built a bone-compressing staple company and sold it with a strong return to its investors. Now, we envision Metric Medical Devices to keep building on this experience, launching a broad range of implants to dominate the orthopedic extremity market with minimally-invasive bone compressing products. With next-generation products in hand and disruptive technologies in the pipeline, we believe we are well-equipped and in a position to make that happen.

We have the innovative, patented technology and proven sales record to bring shareholder value in this fast-growing, multi-billion dollar orthopedic extremity market. Join Metric® as we provide improved minimally invasive care to patients around the world.

ABOUT

HEADQUARTERS
846 Silver Springs
Helotes, TX 78063

VALUATION
$29.78M

Metric Medical Devices, Inc., designs and sells innovative minimally invasive products and technologies for the orthopedic extremity market. Our mission is to become leaders in transforming the musculoskeletal repair standard of care, through the development and commercialization of bone fixation implants that actively change shape to compress the bone to stimulate bone growth and enhance healing.

TEAM



Dr. William Casey Fox
President, CEO, CTO, and Director

William Casey Fox, Ph.D., P.E.

Dr. Fox conducted pioneering research in bone healing and osteoporosis while at Southwest Research Institute, The University of Texas Health Science Center at San Antonio, and the Texas Biomedical Research Institute and made this a foundational element in two of the companies he founded, BioMedical Enterprises, Inc. (BME) and Agile Manufacturing, Inc. Building products and infrastructure with contract service and Federal, State, and County grant revenue he lead BME in the introduction and establishment of the U.S. market for shape-changing bone-compressing nitinol staples. This success resulted in the sale of BME to Depuy/Synthes, Johnson & Johnson Companies.

A prolific inventor he has had over 35 patents issued in the U.S. and Europe and published tens of articles. Skilled at medical product development, he and his teams have received 20 FDA clearances to market and commercialized the orthopaedic products stemming from his inventions. He has held engineering, advisory board, and adjunct faculty positions over the last 30 years at the institutions listed above as well as the University of Texas at Austin and the University of Alabama, Birmingham.

Dr. Fox founded and leads Metric Medical Devices, Inc. to broaden and advance the shape-changing bone-compressing orthopaedic implants he pioneered at BME. These next-generation nitinol staples and finger and toe fixation implants enter the market Dr. Fox established. These products are being followed by a disruptive minimally invasive external bone fixator based on these same implant shape-changing concepts. This LINK™ External Fixator will allow bone fixation and compression without open surgery. This is a disruptive concept in bone fixation and may, due to its minimally invasive technique, allow surgeons to treat more bone fractures in their office versus the hospital.

Dr. Fox and his wife Nancy are 37-year residents of San Antonio and native Texans. During his career, he was recognized in 1998 as Ernst & Young's Entrepreneur of the Year and in 2005 as a Star of Innovation by the San Antonio community. In 2018 he was honored by the University of Texas at Austin's Cockrell School of Engineering with the highest honor it bestows on its alumni, the Distinguished Alumni Award, and in 2019 he was inducted into the Department of Mechanical Engineering's Academy of Distinguished Alumni. Dr. Fox is a registered Professional Engineer in the State of Texas and has spent his entire career focused on the orthopaedic problem and entrepreneurism.



Nancy R Fox
CFO & Corporate Secretary

Nancy R. Fox

Chief Financial Officer

Ms. Fox, co-founder, has over 30 years in the medical device industry. She has received awards and a BBA in Accounting at the University of Texas at San Antonio and focuses on operations including managing production, facilities, inventory, shipping/receiving, customer service and human resources. During her almost two decades as CFO of BioMedical Enterprises, Inc. she managed ISO/GMP quality systems, US and International medical product distribution, obtaining the CE mark and managed FDA, ISO and UL systems & audits.



Dr. Gary Frashier
Director, Board of Directors

Gary Frashier is President and Principal of Management Associates, a life sciences consulting group, and brings extensive experience in Life science management, operations and transactions having served as a CEO for twenty-four years in life sciences and specialty chemicals. Prior to the founding of Management Associates, a life science consulting group, Dr. Frashier served as Chief Executive Officer and Chairman of OSI Pharmaceuticals, and it was during his tenure at OSI that the leading genetic-based cancer drug, “Tarceva” was discovered and developed thru human Proof of Concept clinical trials. Tarceva is now sold by Roche and Genentech, with combined total sales of over $15 billion, and with continuing expansion into new cancer areas. OSI was acquired by Astellas Pharma in for $4 billion. He has also been involved in the development and commercialization of two other successful major drugs, one for acute asthma (Zolaire) and the other for relief of Parkinson’s disease. Dr. Frashier has raised over $500 million from a combination of equity financings, and other sources, and has organized many collaborations and joint programs with major pharmaceutical companies.

Prior to OSI, Dr. Frashier served as President, International, and Executive Vice President of Millipore Corporation; President and CEO of Waters Corporation, the leader in liquid chromatography; President of Loctite Corporation’s Americas Group; and CEO of Genex Corporation, a protein engineering company, and Continental Water Systems, Inc. He has participated as a founder of Merrimack Pharmaceuticals, Inc (NASDAQ); Eutropics, Inc; America Stem Cells, Inc; Apex BioVentures Acquisition Corporation; LikeMinds, Inc.; and Xeras, Inc. He currently serves on the boards of several life science companies, including: LikeMinds, Inc., a private radiochemistry imaging company; Xeras, Inc., a private medical device company with products for improving the outcomes of knee replacement surgery; Metric Medical Devices, Inc, a developer and marketer of orthopedic fixation devices. Dr. Frashier has previously served on the Boards of numerous other private and public life science companies, including Maxim Pharmaceuticals, Inex Pharmaceuticals (Canada), Tanox, Inc., Cytoclonal Pharmaceuticals Co.; Exegenics Pharmaceuticals. Inc.; and Aderis, Inc. He is also a Strategic Partner in two of SV Venture funds. He was one of the founders of the New York Biotechnology Association and was selected as the “Long Island Businessman of the Year” by the Wharton Club. Dr. Frashier is an Advisory Trustee of the Southwest Research Institute, and he is chairman of the Chemical Engineering Advisory Board at the University of Texas at San Antonio, and serves on the Board of BioMed SA.

He was recognized by Texas Tech University as a Distinguished Engineer, where he received a B.S. in chemical engineering, and by the Massachusetts Institute of Technology as an Alfred P. Sloan Fellow, where he earned an MBA. He also earned a Ph.D. in innovation leadership from Our Lady of the Lake University. Dr. Frashier is a Registered Professional Engineer in Texas, and he previously served as a First Lieutenant in the U. S. Army Chemical Corps.



Mr. Jamie Grooms
Director, Board of Directors

Mr. Grooms co-founded Regeneration Technologies (Nasdaq: RTIX), a publicly-traded company that processes human tissue for allogenic grafts used in orthopedic, oral maxillofacial, urinary, and cardiovascular surgeries. He co-invented the primary value-added technologies that formed the basis of RTIX’s product line. Mr. Grooms also co-founded AxoGen Corporation, and from 2002 to May 2010 he served as Chief Executive Officer. He had been AxoGen Corporation’s Chairman of the Board of Directors since 2002 and then served as AxoGen, Inc.’s Chairman of Board of Directors since 2011. In addition to his executive management experience, he has extensive experience in many areas of med-tech business operations, including R&D, laboratory and manufacturing operations. He has developed state-of-the-art medical processing and manufacturing systems, robotics, and other technological innovations, and has held various leadership positions with LifeNet, Osteotech (Nasdaq:OSTE), and CryoLife (Nasdaq:CRY). Mr. Grooms holds a degree in biology from Old Dominion University.



Dr. Walter Simmons, III
Director, Board of Directors

Dr. James Walter Simmons, III, serves as President of the South Texas Spinal Clinic and as one of its Partner and Staff Physicians. He holds Clinical Associate Professor appointments at The University of Texas Health Science Center at San Antonio and Baylor College of Medicine. Dr. Simmons is licensed in Texas, Board Certified by the American Board of Orthopaedic Surgeons and specializes in the treatment of congenital and adult deformity of the spine. In addition to his business leadership as President of his practice group, he founded Trinity Medical, Inc. a topical analgesic technology company and served as Medical Director of and on the Board of Directors of BioMedical Enterprises, Inc. Dr. Simmons was deployed with the 5501st U.S.Army Hospital as a surgeon during the Iraq War and honorably discharged with the rank of Major after eleven years of service. He earned his Bachelor of Science in Biology at the University of Texas at San Antonio, Doctorate in Biochemistry at the University of North Texas, Doctorate of Osteopathy from the Texas College of Osteopathic Medicine, and Masters of Business Administration from the McCombs School of Business, University of Texas at Austin. His Internship and Residence were at The University of Texas Medical Branch in Galveston, Texas and Spine Surgery Fellowship at the Twin Cities Spine Center, Minneapolis, Minnesota. Dr. Simmons has received awards for teaching and research, holds membership in multiple professional societies, and has numerous published works and lectures. Dr. Simmons brings to Metric’s Board of Directors personal experience with the changing healthcare landscape, the physician’s perspective, and strong business acumen.



Stephen Erdner
Vice President Sales

Mr. Erdner has more than 30 years of experience in the orthopedic industry, leading young companies to become respected competitors in their market. He has refined and managed every aspect of sales, marketing and education. His previous work includes BioPro,Inc., where he conceived and developed a national surgical sales distribution network along with a global international presence in six continents. His professional affiliations include past Chairman of the American Academy of Orthopedic Surgeons Advisory Council, where he was awarded the first Honorable Service Award bestowed by the Academy, and is a past member of the American College of Foot and Ankle Surgeons IAC Advisory Council.



Chris Hauser
National Sales Manager

Mr. Hauser has over 24 years experience in the medical device arena specializing in Foot & Ankle Orthopedics, Hand and Wrist, Podiatry, Plastics/Reconstruction, and Sports Medicine. Previous work positions include National Sales Manager for Avanta Orthopedics, Regional Sales Manager for Small Bone Innovations, and Regional Sales Manager for BioMedical Enterprises, Inc. with current co-founders. He also has a Masters in Immunology, which supported his 10+ years of Biological, Immunological, Neurological, and Cardiologic research and multiple publications.



Rhonda Unser
Customer Service Manager

Ms. Unser has over 10 years experience in the medical device industry. She worked previously with co-founders at BioMedical Enterprises, Inc. (BME) as Customer Service Manager. She is currently a co-owner of CoinNews Media Group LLC, San Antonio, TX and is a Director of the Board of First National Bank, Seiling, OK. She holds a BS Psychology from OSU, Stillwater, OK and MS Public Administration, OU, Norman, OK.



Nikki Mabry
Marketing Manager

Ms. Mabry received her BBA in Business Administration and Marketing at the University of Texas at San Antonio. She 5 years of experience in the medical device industry and focuses on building the company's brand image, studying the market trends, and planning communication strategies to the field.



Scott Williamson
Engineering and Production Manager

Mr. Williamson is a graduate of The University of Texas at San Antonio with a B.Sc. in Mechanical Engineering. He has worked in the medical field for over 5 years and currently focuses on the development of medical devices and their systems while managing production logistics.



Dana Mecke
Engineer Product Development and Testing

R&D and Product Development Engineer

Dana Mecke has over 10 years of R&D and product development experience in the medical device industry. She holds a M.S. in biomedical engineering from the University of Texas Health Science Center and a B.S. in mechanical engineering from the University of Texas at San Antonio.



Jennie Rogers
Quality and System Administrator

Jennie Rogers has almost 20 years of experience in Production and Quality in the Medical Device realm. Ms. Rogers also lends expertise within IT, Graphic Design, and Photography. She worked previously with co-founders at Biomedical Enterprises, Inc. as both a Production Technician and Quality Assurance Specialist. She holds a BS Criminal Justice from University of Maine at Augusta.



Enrique L. Rosario Aloma, DPM, Ph.D
Physician Advisor

Dr. Enrique L. Rosario Aloma received his Bachelor of Arts in Chemistry with a concentration in Biochemistry and a minor in both Physics and Biology from Florida International University. He then attended Georgetown University where he received his Doctor of Philosophy in Molecular Biology. He started his teaching career at Nova Southeastern University as an Adjunct Professor of Genetics.

He completed his Doctor of Podiatric Medicine degree from Barry University and performed his postgraduate work through Barry University's Mercy Hospital Foot and Ankle Residency Program where he served as resident physician and chief resident.

Dr. Rosario Aloma started working at Barry University School of Podiatric Medicine as Adjunct Professor of Immunology and Microbiology. He is now Assistant Professor at the Barry University School of Podiatric Medicine, Foot and Ankle Institute. He has been published multiple times in Podiatry Institute. His current research, in collaboration with colleague Dr. Luis Rodriguez, is in the field of regenerative medicine and stem cell therapies.



Al D'Angelantonio, DPM, FACFAS
Physician Advisor

Providing surgical and non-surgical management of foot and ankle disorders, Dr. Albert D'Angelantonio, III, DPM, FACFAS sees adults and adolescents (age 12 and up).

Conditions managed include foot and ankle sports injuries, trauma, fractures and sprains, tendonitis, cartilage injuries, skin disorders, heel pain, ganglion cysts, flat feet and arch disorders, arthritis, hammertoes, gait and walking disorders, foot and ankle deformities, and much more.

Dr. D'Angelantonio is an Internationally known expert in Foot and Ankle Surgery. Prior to becoming President and Chief Medical Officer of Integrated Foot and Ankle Specialists, Dr. Albert D'Angelantonio III was at Penn Medicine as Assistant Professor of Surgery in the Division of Plastic and Reconstructive Surgery, where he provided outstanding care from 2012-2022.

Dr. D'Angelantonio was the first faculty member at Penn Medicine with dedicated expertise in foot, ankle and lower leg reconstruction, and became Fellowship Director to share his knowledge and extensive experience with trainees. He got his advanced training as the very first fellow to complete a dedicated lower extremity fellowship within the Division of Plastic Surgery of Penn Medicine at the Hospital of the University of Pennsylvania. His training focused on providing patients with both functional and aesthetic outcomes for all conditions of the foot, ankle, and lower leg. Dr. D'Angelantonio actively educates surgeons from around the world each year. In fact, he is THE foot and ankle surgeon to

other surgeons and their families.

He has been recognized:

As one of America's Top Foot and Ankle Surgeons, 2012 - 2021 by the Consumers Research Council of America,

By Best Doctors in America, 2012 - 2021,

By South Jersey Magazine as Top Doctor, 2017 - 2021,

As a Penn Medicine Health Care Hero, 2013 - 2021



Lindsay Barth, DPM
Physician Advisor

Medical School: University of Osteopathic Medicine and Health Sciences, Des Moines, IA 1995

Residency: Deaconess Incarnate Word Health System, St. Louis, MO 1997

Board Certified: American Board of Podiatric Surgery since 2000

Dr. Barth is President and Founder of Next Step Foot & Ankle Centers. He is a leader in Advanced Foot and Ankle Surgical Techniques.

Dr. Lindsay Barth received his podiatric medical degree at Des Moines College of Podiatric Medicine and Surgery in Des Moines, Iowa. His surgical podiatric residency was completed at Deaconess Hospital in St. Louis, Missouri.

President and founder of Next Step Foot & Ankle Centers, Dr. Barth has been practicing podiatric medicine since 1996. He has been board certified by the American Board of Foot and Ankle Surgery since 2000, and is a leader in Advanced Foot and Ankle surgical techniques. Dr. Barth is a member of the Missouri Podiatric Medical Association, Missouri State Insurance Advisory Board, American Board of Foot and Ankle Surgery, and the American Podiatric Medical Association. Dr. Barth also serves as Chairman of the Political Action Committee.

Dr. Lindsay Barth performed the 1st Wright INBONE total ankle replacement surgery in September of 2007. He is one of the only physicians to offer total ankle replacement services in the St. Louis metro area.

Throughout the Midwest Dr. Barth provides lectures about Podiatric Surgery and Medicine to his peers and students. He is also actively involved in teaching the residents and students at DePaul Hospital. In addition to his position as senior partner of Next Step Foot & Ankle Centers, Dr. Barth has an interest in Walk Healthy Foot Care Products and Medical Spas.

Dr. Barth is an accomplished musician and is a frequent attendee of the St. Louis Symphony. In his spare time, you can find Dr. Barth renovating his 19th century historic home in St. Louis, boating, bicycling, hiking, and gardening.



Dr. Alan Block, DPM, MS, FASPS, FACFAS
Physician Advisor

EDUCATION:

1978-1980 University of Tennessee, Knoxville, Tennessee

1980-1982 The Ohio State University, Bachelor of Science, Columbus, Ohio

1982-1986 Ohio College of Podiatric Medicine, Doctor of Podiatric Medicine, Cleveland, Ohio

1987-1988 California College of Podiatric Medicine, Master of Science , University of Southern California, Los Angeles, California

CLINICAL TRAINING:

1987-1988 1st Year Podiatric Residency, Circle City Hospital, Corona, California, Robert Parker, DPM

1988-1989 Advanced Ankle Surgery & Sports Medicine, Fellowship, Hayward Foot and Ankle Clinic, Hayward, California, Steven I. Subotnick, DPM, MS

1989-1990 2nd Year Podiatric ResidencyMedical Center Hospital, Portland, Oregon, John Mozena, DPM, Residency Director

BOARD CERTIFIED:

1997 The American Board of Foot and Ankle Surgery, American Council of Certified, Podiatric Physicians and Surgeons

LICENSURE:

The State of Ohio

The State of South Carolina

The State of California (Inactive)

EMPLOYMENT:

Palmetto State Surgical Podiatry Associates



Christopher Bromley, DPM
Physician Advisor

Dr. Christopher Bromley his Doctorate in Podiatric Medicine from the Ohio College Of Podiatric Medicine in Cleveland Ohio. Dr. Bromley graduated with honors and received the Henry Haber Award for Clinical Excellence. He completed his residency program in Podiatric Medicine and Surgery in Baltimore Md, at University of Maryland and Johns Hopkins teaching hospitals. Dr. Bromley is Board Certified in Foot Surgery by the American Board of Podiatric Surgery and is a Fellow of the American College of Foot and Ankle Surgeons. He served as the Chief of Podiatric Medicine at Vassar Brothers Hospital from 2005- 2021 and is a former Director of the St. Francis Hospital Wound Care Center. Dr. Bromley is an international noted expert in Wound Care and Regenerative Medicine and has authored numerous publications. Dr. Bromley currently practices Podiatric Medicine and Surgery in Delray Beach, FL.

Dennis Martin Chaney, DPM
Physician Advisor

Education: Des Moines University

DPM, Podiatry

University of Northern Iowa

BS, Biology, Chemistry

Training: Reconstructive Rearfoot and Ankle Fellowship, West Houston Medical Center, Foot and Ankle Surgical Residency, West Houston Medical Center

Dr. Chaney earned his Doctor of Podiatric Medicine (DPM) degree at Des Moines University. He then completed a two-year foot and ankle surgical residency at the West Houston Medical Center in Houston Texas. Dr. Chaney finished his training in Houston by completing a one-year reconstructive Rearfoot and Ankle Fellowship.

Dr. Chaney is board certified in both foot surgery and reconstructive rearfoot and ankle surgery by the American Board of Foot & Ankle Surgery. He has authored numerous papers regarding foot and ankle surgery. He also regularly speaks at regional and national scientific meetings on foot and ankle surgery. Dr. Chaney has served on numerous committees for the American College of Foot & Ankle Surgeons and the American Board of Foot & Ankle Surgery.

Dr. Chaney is involved in residency training as clinical adjunct faculty for the University of Texas Health Science Center at San Antonio.

He specializes in surgical and non-surgical care of all aspects of foot and ankle care including deformity, injuries, sports medicine, diabetes, wound care, dermatology, arthritis and trauma.

Dr. Chaney also specializes 3D Correction for the surgical correction of bunions. This method uses cutting-edge medical instrumentation and fixation to correct your bunion and significantly reducing your likelihood of a recurring bunion.

Coleman Clougherty, DPM
Physician Advisor

Education & Fellowships

Residency - St Vincent Charity Hospital

Cleveland, OH USA 2015

Medical Education - Ohio College of Podiatric Medicine (Kent State College of PM)

Independence, OH USA 2012

Certifications

Foot and Ankle Surgery - Foot Surgery

Foot and Ankle Surgery - Reconstructive Rearfoot and Ankle Surgery

Amram Dahukey, D.P.M., FACFAS
Physician Advisor

Board Certifications and Fellowships and appointments

American Board of Podiatric Surgery, Board Certified in Foot & Ankle Surgery

Fellow, American College of Foot & Ankle Surgeons

Past Director and Founder, TMC and Midwestern University School of Podiatric Medicine Residency Program in Foot and Ankle Surgery.

Dr. Dahukey is the Co - Past Director and founder of S.A.L.T (Save a Limb Tucson) program at Tucson Medical Center

Director, Sahuaro Research Institute, PLLC

Adjunct Associate Professor Midwestern University College of Health Sciences

Hospital Affiliations:Tucson Medical Center, St. Mary's Hospital, Tucson, Tucson Surgery Center, Northwest Hospital, Tucson

Education

BA, Boston University, Boston MASS BJ Ed Hebrew College Boston Mass DPM, Kent State University College of Podiatric Medicine, Kent OH, Residency, Veterans Affairs Medical Center, Tucson AZ, Professional Memberships Fellow, American College of Foot and Ankle Surgeons Diplomate, American Board of Foot and Ankle Surgery

Personal and professional interests

Dr. Amram Dahukey is the founder and chairman of Premier Foot & Ankle Surgeons. He was born in Jerusalem, Israel. Following completion of his medical education, he attended many post graduate courses and received certification in laser surgery, Ankle Arthroscopy and Endoscopic Surgery. Dr. Dahukey has been awarded Master Surgeon for HyProCure procedure for flat feet, a minimally invasive procedure for correction of flat foot deformity.

Dr. Dahukey is the founder and Past Director of Tucson Medical Center and Midwestern University Podiatric Residency Program, a three year training program in Foot and Ankle Surgery currently trianing nine residents in foot and ankle surgery. He is also the past Director of Save a Limb Tucson (S.A.L.T) program at Tucson Medical Center. Dr. Dahukey is past President of the Arizona Podiatric Medical Association. He is past chairman of the section of Podiatric Surgery at St. Mary's Hospital, and Tucson Medical Center. Dr. Dahukey is past secretary-treasurer of Arizona State Physician Association. He currently serves on The Pima County Medical Society Board of Directors.

Dr. Dahukeys professional interests include reconstructive foot and ankle surgery, ankle arthroscopy, joint replacement, preventive surgical intervention for diabetic wounds, laser surgery, ingrown toenail, bunion and hammertoe surgery. Dr. Dahukey has been in private practice in Southern Arizona for over 30 years. He is married with two children.



Christopher Edward Gross, MD
Physician Advisor

Dr. Christopher E. Gross completed a fellowship at Duke University Medical Center in Foot and Ankle Orthopaedic Surgery after completing his residency training at Rush University Medical Center in Chicago. He graduated from Harvard Medical School.As an orthopaedic foot and ankle surgeon, Dr. Gross is particularly interested in complex reconstruction about the ankle in addition to cartilage injuries that range from small defects to end-stage ankle arthritis. He is also keenly interested in Achilles and other sports-related injuries. He is currently developing a multidisciplinary research division by harnessing the power of biologics and improved implant design, and drug delivery systems. He is the author of over 70 published journal articles, over 30 text book chapters



Philip R. Jenkins, DPM
Physician Advisor

Dr. Philip Ross Jenkins is a Podiatry Specialist in Lenoir, North Carolina. He graduated with honors from Kent State University College Of Podiatric Medicine in 1996. Having more than 26 years of diverse experiences, especially in Podiatry.

CERTIFICATIONS

Foot and Ankle Surgery, Board Certified



Jason Miller, DPM
Physician Advisor

Dr. Miller served as Chief Resident and was recognized for assisting in pioneering the foot and ankle program at the 700+ bed Level 1 trauma center in Philadelphia, PA.

Dr. Miller began his career in 2001 teaching in the Department of Surgery at the Temple University School of Podiatric Medicine where he served as Residency Director of the Temple University Health Systems/Northeastern Hospital podiatric residency program and Chief of the section. In 2002, Dr. Miller was honored in the Temple University "Gallery of Success", an annual prestige that is awarded to a recent and past Temple graduate who has excelled in their chosen career. Dr. Miller continues to hold the rank of Associate Professor as an adjunct faculty member in the Dept. of Surgery at TUSPM. He has been chosen as a Top Doc multiple times in Philadelphia and Main Line Today magazines.

Dr. Miller has written numerous articles in several peer-reviewed journals, presented many poster abstracts at national meetings, written and edited chapters in board review books and lectures both nationally and internationally on a variety of topics related to foot and ankle surgery. He currently serves on the editorial board of the Journal of Foot & Ankle Surgery and The Foot and Ankle Journal Online.

The PA Intensive Lower Extremity Fellowship program was founded by Dr. Miller in 2011 and was recognized by the American College of Foot & Ankle Surgeons as the nation's first 2 year foot & ankle post-graduate training program. In 2013, he formed a new 3-year residency program at Phoenixville Hospital to serve the community and provide training opportunities for graduating DPM students nationwide.



Naohiro Shibuya, DPM, MS, FACFAS
Physician Advisor

Dr. Shibuya earned his doctoral degree in podiatric medicine at Temple University

School of Podiatric Medicine in Philadelphia and received his Master of Science in

Clinical Investigation from the University of Texas Health Science Center at San

Antonio's School of Biomedical Sciences. Dr. Shibuya is a Fellow of the American

College of Foot and Ankle Surgery. He was recently appointed Clinical Professor

University of Texas Rio Grande Valley, Edinburg Texas and has been affiliated with

Texas A&M University System Health Science Center, Baylor Scott & White Medical

Center and the Veteran's Hospital, Temple TX.

Board Certification

Board Certified in Reconstructive and Rearfoot and Ankle Surgery (ABFAS)

Board Certified in Foot Surgery (ABFAS)

Professional Activities

Editor-in-Chief, Journal of Foot and Ankle Surgery

Scientific Chairman, Annual Meeting of the American College of Foot and Ankle



James D. Sills-Powell, DPM, MBA, MS
Physician Advisor

Born and raised in Kansas, Dr. Sills-Powell made a decision to pursue his dream of being a doctor. He attended Barry University's School of Podiatric Medicine and Surgery where he earned his degree in Podiatric Medicine (D.P.M.). He then attended a 3-year surgical residency at SSM DePaul Health Center, located in Bridgeton, Missouri. During his surgical residency, Dr. Sills-Powell received advanced training in forefoot, rear-foot, and ankle surgery, with core rotations through all of the primary departments of the hospital.

Dr. Sills-Powell treats all medical and surgical conditions of the foot and ankle. He has a special interest in wound management, limb salvage and preservation, trauma, and reconstructive foot and ankle surgery.

He is a member in good standing with the APMA (American Podiatric Medical Association) and the APPMA (American Podiatric Practice Management Association). More Than Just Podiatry is also a member of the Western St. Charles County Chamber of Commerce.



Sudheer Reddy, M.D.
Physician Advisor

Sudheer Reddy, M.D., is an orthopaedic surgeon who specializes in the diagnosis and treatment of foot and ankle injuries and conditions, as well as sports related injuries. He joined Shady Grove Orthopaedics in 2017.

After receiving his undergraduate degree, Dr. Reddy earned his medical degree at Albany Medical College, in Albany, New York. He was welcomed as a Junior year member into the Alpha Omega Alpha Medical Honor Society. Dr. Reddy then completed a surgical internship and orthopaedic surgery residency at the Hospital of University of Pennsylvania, in Philadelphia, Pennsylvania.

After finishing his residency, Dr. Reddy completed advanced fellowship training in orthopaedic sports medicine at the University of California-San Francisco, as well as foot and ankle orthopaedic surgery at the Oakland Bone and Joint Center, in Oakland, California.

Dr. Reddy is board-certified by the American Board of Orthopedic Surgery. Additionally, he is a fellow of the American Academy of Orthopaedic Surgeons, and an active member of the American Orthopaedic Foot and Ankle Society.

When Dr. Reddy is not seeing patients, he enjoys traveling, reading about history, and playing tennis.

Surgeons

Member Texas Podiatric Medical Association, Continuing Medical Education

Committee

Member Faculty, AO North America

Member Scientific editor, Weekly@eACFAS

Member Part III National Podiatric Board Examination Item Writing Committee

Areas of Interest

Foot and Ankle Arthritis Care, Diabetes-Related Foot Conditions, Complete Bunion and

Hammertoe Correction, General and Complex Fracture Repair, Minimally Invasive Foot

and Ankle Surgery

Awards

3rd Place Award, The Effect of Cryotherapy Devices in the Post-Operat

OPMA 88th Annual Scientific Seminar Resident Paper Finalist competition

ACFAS 2012, 2011 Annual Scientific Conference, Manuscript Finalist

2012 - Manuscript, 3rd Place Award, Incidence of Acute Deep Vein Thromb,

ACFAS Annual Scientific Conference

2005 - 63rd ACFAS Annual Meeting and Scientific Seminar, Manuscript Finalist



Thomas Sanders, MD
Physician Advisor

Dr. Thomas Sanders, MD, is an orthopedic foot and ankle specialist certified by the American Board of Orthopaedic Surgery practicing at Orthopaedic Foot & Ankle Center (OFAC) in Falls Church, Virginia. Dr. Sanders specializes in the treatment of ankle arthritis, lower extremity trauma, and fractures of the ankle and foot (calcaneus, talus, and Lisfranc injuries). He also helps patients in the Washington, DC, area with post-traumatic reconstruction, midfoot and forefoot arthritis, flatfoot reconstruction, and bunions/hammertoes. Due to his own sports-related injury, Dr. Sanders has a special interest in minimally invasive and arthroscopic treatments for sports and athletic injuries to the foot and ankle.

Dr. Sanders attended the University of Virginia in Charlottesville for his bachelor's degree and then earned his medical degree and completed his residency at Georgetown University in Washington, DC. During his final year of residency, he served as the administrative chief resident and earned the Hugh. H. Hussey award for excellence in teaching by Georgetown University School of Medicine twice.

After completing his residency, Dr. Sanders went on to complete a fellowship in foot and ankle surgery/lower extremity trauma and reconstruction at the Florida Orthopaedic Institute in Tampa. He received additional, specialized training for both surgical and non-surgical treatments of foot and ankle injuries and diseases, including total ankle arthroplasty. During both his residency and fellowship, Dr. Sanders treated elite level professional, Olympic and collegiate athletes.



Daniel Scott, MD, MBA
Physician Advisor

Dr. Daniel Scott is an orthopaedic foot and ankle surgeon at the Medical University of South Carolina. Dr. Scott has extensive experience in total ankle replacements, sports injuries in athletes, post-traumatic reconstruction, fracture care, and complex deformity correction as well as advanced minimally invasive and joint preserving treatment options.As a native of the Carolinas, Dr. Scott graduated with a combined M.D. and MBA degree from Duke University, and went on to complete an orthopaedic surgery residency at Duke University Medical Center. Following this, he completed a fellowship in Foot and Ankle Surgery at Baylor University Medical Center in Dallas, Texas. While at Duke, he was a resident team physician for Duke University athletics, as well as North Carolina Central and Northern High School.Throughout his training, Dr. Scott has received numerous awards for leadership and research. He has been published in a many nationally renowned peer-reviewed journals and has been selected as a reviewer for multiple journals. His work has been presented at numerous local, regional, national, and international meetings.



Jason M Sweeley, DPM
Physician Advisor

Jason M Sweeley, DPM is a board certified by the American College of Foot and Ankle Surgeons. He earned his Bachelor of Science degree in Biology from Lycoming College in Williamsport, PA where he graduated Magna Cum Laude. He completed his Doctor of Podiatric Medicine degree at Temple University School of Podiatric Medicine in Philadelphia, PA. Following graduation, Dr. Sweeley completed 3 years of residency training with Pinnacle Health System in Harrisburg, PA where he underwent extensive training in foot and ankle surgery with an emphasis on reconstructive surgery and diabetic limb salvage. He had the distinction of serving as Chief Resident for the 3 years of his residency training.

Dr. Sweeley has advanced training in reconstructive foot and ankle surgery as well as diabetic limb salvage along with training in biomechanical issues and sports medicine. He has completed a micro-vascular surgery course at the Cleveland Clinic and incorporates this training into his surgical approach to neurosurgery including tarsal tunnel decompression. His primary clinical interests include podiatric sports medicine, tarsal tunnel decompression, and rearfoot pathology. His treatment philosophy combines surgical approaches with conservative and non-surgical strategies to restore foot and ankle health and function in both children and adults.

Dr. Sweeley is a Fellow of the American College of Foot and Ankle Surgeons and a member of the American Podiatric Medical Association and the Pennsylvania Podiatric Medical Association.

Outside of his work at Orthopaedic Foot & Ankle Center, Dr. Sanders is an assistant professor at Georgetown University Medical Center in Washington, DC, and a member of both the American Academy of Orthopaedic Surgeons and American Orthopaedic Foot and Ankle Society.

TERMS

Metric Medical Devices, Inc.

Overview

PRICE PER SHARE
$1.15

VALUATION
$29.78M

DEADLINE
Jan 21, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$198.95

OFFERING TYPE
Equity

MAX INVESTMENT
$1,069,999.10

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
8,695

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
930,434

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company	**Metric Medical Devices, Inc.**
Corporate Address	**846 Silver Springs, Helotes, TX 78063**
Offering Minimum	**$9,999.25**
Offering Maximum	**$1,069,999.10**
Minimum Investment Amount (per investor)	**$198.95**

Terms

Offering Type	**Equity**
Security Name	**Common Stock**
Minimum Number of Shares Offered	**8,695**
Maximum Number of Shares Offered	**930,434**
Price per Share	**$1.15**

Pre-Money Valuation : $29,780,447.15

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus:

Previous investors in Metric Medical will receive an additional 5% bonus shares if they invest in this raise.

All Investors shall receive the Incentive, upon request, of being introduced to Physicians who use Metric Medical Device, Inc. products.

Time-Based:

Community Super Early Birds

Invest within the two weeks and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first three weeks and receive 15% bonus shares

Early Bird Bonus

Invest within the first four weeks and receive 10% bonus shares

Early Bonus

Invest within the first five weeks and received 5% bonus shares

Amount-Based:

$1,000+ Friends

5% bonus shares

$2,000+ Partners

8% bonus shares

$5,000+ Ambassadors

10% bonus shares, access to the Linkedin private discussion group.

$10,000+ Benefactors

15% bonus shares, access to the Linkedin private discussion group.

$25,000+ Elite Benefactors

20% bonus shares, Video Meeting with Founding Team, and access to the Linkedin private discussion group.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

**Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.*

The 10% StartEngine Owners' and Incentive Bonus

Metric Medical Devices, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.15 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $115. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

PRESS

Covestro

Biocompatible Makrolon® selected for bone fixation device

View Article

Memry Corporation + Metric Medical Devices, Inc.

SUPER SCAFFOLD™ -A NOVEL NITINOL BONE CONDUCTING SCAFFOLD AND INTERDIGITAL FUSION DEVICE

View Article

University of Texas at Austin - Cockrell School of Engineering

Dr. Casey Recognized with the 2018 Distinguished Engineering Graduate Award

View Article

Show More Press

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video Script

Dr. Casey Fox: While working with NASA, I learned how weight and compression causes adaptive bone changes that strengthen it and speeds healing in common degenerative diseases.

This knowledge led to the creation of an industry-disrupting, compression implant made of an aerospace material nitinol, and my first company which later sold to Depuy-Synthes, a Johnson & Johnson company.

Our latest product and development, the LINK is designed to treat important orthopedic hand and foot ailments in children and baby boomers with deformities.

Within an industry that's demonstrating tremendous growth, we believe we're positioned to scale with it. Today, Metric is seeking to build on that success with bone fixation products, like the Super Scaffold™ and Super Staple™, to promote healing.

Dana Mecke: We believe Metric is positioned to disrupt the market with its newest technology, The LINK. A shape-changing external bone fixator, that can apply compression to bone and stimulates bone growth and healing without open surgery.

Dr. Miller: Based on our observations, we believe Metric's founder, Dr. Fox, changed medicine and built a new market with his pioneering work with nitinol implants.

I currently use Metric's implants that feature continuous bone compression to treat patients, and the ease of use is a WIN for patients and physicians.

In the future, I believe the LINK will ease the treatment of bony disorders without open surgery.

Dr. Bromley: I believe Metric creates a win-win-win situation with its LINK external fixator, which can provide easier and more rapid patient care, lower healthcare cost, and revenue opportunities for physicians.

The LINK allows us to treat fractures without waiting for the operating room, which provides faster access to healing.

Nikki Mabry: Because our patented technology is already being used by physicians, Metric's sales and marketing efforts were widely received during product development.

Our products have established a foundation of value, allowing the LINK to seamlessly integrate into the market. We now plan to focus on growing sales of our staple, plus launching our two new products.

Dr. Casey: Join us and 'LINK' arms in our mission to advance healthcare by bringing bones together.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Hope Andrade
Secretary of State

Office of the Secretary of State

March 09, 2011

Clark Thomas & Winters, P.C.
PO BOX 1148
Austin, TX 78767 USA

RE: Metric Medical Devices, Inc.
File Number: 801109590

It has been our pleasure to file the Certificate of Amendment for the referenced entity. Enclosed is the certificate evidencing filing. Payment of the filing fee is acknowledged by this letter.

If we may be of further service at any time, please let us know.

Sincerely,

Corporations Section
Business & Public Filings Division
(512) 463-5555

Enclosure

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Hope Andrade
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

Metric Medical Devices, Inc.
801109590

[formerly: Metric Medical Devices Inc]

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Amendment for the above named entity has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

Dated: 03/08/2011

Effective: 03/08/2011

Hope Andrade
Secretary of State

Form 424 **(Revised 12/09)** Submit in duplicate to: Secretary of State P.O. Box 13697 Austin, TX 78711-3697 512 463-5555 FAX: 512/463-5709 **Filing Fee: See instructions**	**Certificate of Amendment**	This space reserved for office use.

Entity Information

The name of the filing entity is:

Metric Medical Devices Inc

State the name of the entity as currently shown in the records of the secretary of state. If the amendment changes the name of the entity, state the old name and not the new name.

The filing entity is a: (Select the appropriate entity type below.)

- ☒ For-profit Corporation
- ☐ Nonprofit Corporation
- ☐ Cooperative Association
- ☐ Limited Liability Company
- ☐ Professional Corporation
- ☐ Professional Limited Liability Company
- ☐ Professional Association
- ☐ Limited Partnership

The file number issued to the filing entity by the secretary of state is: 801109590

The date of formation of the entity is: April 13, 2009

Amendments

1. Amended Name

(If the purpose of the certificate of amendment is to change the name of the entity, use the following statement)

The amendment changes the certificate of formation to change the article or provision that names the filing entity. The article or provision is amended to read as follows:

The name of the filing entity is: (state the new name of the entity below)

Metric Medical Devices, Inc.

The name of the entity must contain an organizational designation or accepted abbreviation of such term, as applicable.

2. Amended Registered Agent/Registered Office

The amendment changes the certificate of formation to change the article or provision stating the name of the registered agent and the registered office address of the filing entity. The article or provision is amended to read as follows:

RECEIVED
MAR 08 2011
Secretary of State

Registered Agent
(Complete either A or B, but not both. Also complete C.)

☐ A. The registered agent is an organization (cannot be entity named above) by the name of:

____

OR

☒ B. The registered agent is an individual resident of the state whose name is:

Nancy	R.	Fox	
First Name	*M.I.*	*Last Name*	*Suffix*

The person executing this instrument affirms that the person designated as the new registered agent has consented to serve as registered agent.

C. The business address of the registered agent and the registered office address is:

846 Silver Springs	Helotes	TX	78023
Street Address (No P.O. Box)	*City*	*State*	*Zip Code*

3. Other Added, Altered, or Deleted Provisions

Other changes or additions to the certificate of formation may be made in the space provided below. If the space provided is insufficient, incorporate the additional text by providing an attachment to this form. Please read the instructions to this form for further information on format.

Text Area (The attached addendum, if any, is incorporated herein by reference.)

☒ **Add** each of the following provisions to the certificate of formation. The identification or reference of the added provision and the full text are as follows:

Article 6 – Cumulative Voting.
The shareholders of the corporation shall have the power to cumulate votes (cumulative voting) in the election of directors upon providing proper notice to the corporation as required pursuant to Section 21.361 of the Texas Business Organizations Code.

☒ **Alter** each of the following provisions of the certificate of formation. The identification or reference of the altered provision and the full text of the provision as amended are as follows:

Article 3 – Directors:
Nancy R. Fox, P.O. Box 63389, Pipe Creek, Texas 78063, USA.
William C. Fox, P.O. Box 63389, Pipe Creek, Texas 78063, USA.
Article 4A – Authorized Shares:
The total number of shares the corporation is authorized to issue is: 25,000,000.

☐ **Delete** each of the provisions identified below from the certificate of formation.

Statement of Approval

The amendments to the certificate of formation have been approved in the manner required by the Texas Business Organizations Code and by the governing documents of the entity.

Effectiveness of Filing (Select either A, B, or C.)

A. ☒ This document becomes effective when the document is filed by the secretary of state.

B. ☐ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: ____________________

C. ☐ This document takes effect upon the occurrence of a future event or fact, other than the passage of time. The 90th day after the date of signing is: ____________________

The following event or fact will cause the document to take effect in the manner described below:

Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Date: 3/7/2011

By: [signature]

Signature of authorized person

W. Casey Fox, President

Printed or typed name of authorized person (see instructions)

The State of Texas

Corporations Section
P.O. Box 13697
Austin, Texas 78711-3697

Phone: 512-463-5555
Fax: 512-463-5709
Dial 7-1-1 For Relay Services
www.sos.state.tx.us

Hope Andrade
Secretary of State

PLEASE NOTE:

THE ENCLOSED CERTIFICATE IS YOUR OFFICIAL CERTIFICATE OF FILING, WHICH CAN BE USED AS EVIDENCE OF FILING.

IF YOU DESIRE A FILE-MARKED COPY OF YOUR DOCUMENT PLEASE CALL OUR CERTIFYING TEAM @512-463-5578 FOR ADDITIONAL INFORMATION.

THANK YOU

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Hope Andrade
Secretary of State

Office of the Secretary of State

October 24, 2011

Duggins Wren Mann & Romero, LLP
600 Congress Avenue, 19th Floor
Austin, TX 78701 USA

RE: Metric Medical Devices, Inc.
File Number: 801109590

It has been our pleasure to file the Certificate of Amendment for the referenced entity. Enclosed is the certificate evidencing filing. Payment of the filing fee is acknowledged by this letter.

If we may be of further service at any time, please let us know.

Sincerely,

Corporations Section
Business & Public Filings Division
(512) 463-5555

Enclosure

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Hope Andrade
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

Metric Medical Devices, Inc.
801109590

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Amendment for the above named entity has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

Dated: 10/21/2011

Effective: 10/21/2011

Hope Andrade
Secretary of State

Form 424 **(Revised 05/11)** Submit in duplicate to: Secretary of State P.O. Box 13697 Austin, TX 78711-3697 512 463-5555 FAX: 512/463-5709 **Filing Fee: See instructions**	**Certificate of Amendment**	This space reserved for office use. FILED In the Office of the Secretary of State of Texas OCT 21 2011 Corporations Section

Entity Information

The name of the filing entity is:

Metric Medical Devices, Inc.

State the name of the entity as currently shown in the records of the secretary of state. If the amendment changes the name of the entity, state the old name and not the new name.

The filing entity is a: (Select the appropriate entity type below.)

- ☒ For-profit Corporation
- ☐ Nonprofit Corporation
- ☐ Cooperative Association
- ☐ Limited Liability Company
- ☐ Professional Corporation
- ☐ Professional Limited Liability Company
- ☐ Professional Association
- ☐ Limited Partnership

The file number issued to the filing entity by the secretary of state is: 801109590

The date of formation of the entity is: April 13, 2009

Amendments

1. Amended Name

(If the purpose of the certificate of amendment is to change the name of the entity, use the following statement)

The amendment changes the certificate of formation to change the article or provision that names the filing entity. The article or provision is amended to read as follows:

The name of the filing entity is: (state the new name of the entity below)

____

The name of the entity must contain an organizational designation or accepted abbreviation of such term, as applicable.

2. Amended Registered Agent/Registered Office

The amendment changes the certificate of formation to change the article or provision stating the name of the registered agent and the registered office address of the filing entity. The article or provision is amended to read as follows:

COPY

Registered Agent
(Complete either A or B, but not both. Also complete C.)

☐ A. The registered agent is an organization (cannot be entity named above) by the name of:

OR

☐ B. The registered agent is an individual resident of the state whose name is:

First Name	M.I.	Last Name	Suffix

The person executing this instrument affirms that the person designated as the new registered agent has consented to serve as registered agent.

C. The business address of the registered agent and the registered office address is:

Street Address (No P.O. Box)	City	State	Zip Code
		TX	

3. Other Added, Altered, or Deleted Provisions

Other changes or additions to the certificate of formation may be made in the space provided below. If the space provided is insufficient, incorporate the additional text by providing an attachment to this form. Please read the instructions to this form for further information on format.

Text Area (The attached addendum, if any, is incorporated herein by reference.)

☐ **Add** each of the following provisions to the certificate of formation. The identification or reference of the added provision and the full text are as follows:

☒ **Alter** each of the following provisions of the certificate of formation. The identification or reference of the altered provision and the full text of the provision as amended are as follows:

Article 4 - Authorized Shares

The Corporation is authorized to issue two classes of stock, respectively, common stock and preferred stock. The total number of shares that the Corporation is authorized to issue is 30,000,000. The total number of shares of common stock authorized to be issued is 25,000,000, par value $0.00005 per share (the "Common Stock"). The total number of shares of preferred stock authorized to be issued is 5,000,000, no par value per share (the "Preferred Stock"). The Board of Directors of the Corporation may establish series of unissued shares of its Preferred Stock from time to time by setting and determining the designations, preferences, limitations, and relative rights, including voting rights, of the shares of the series to be established to the same extent that the designations, preferences, limitations, or relative rights could be stated if fully specified in the corporation's certificate of incorporation.

☐ **Delete** each of the provisions identified below from the certificate of formation.

Statement of Approval

The amendments to the certificate of formation have been approved in the manner required by the Texas Business Organizations Code and by the governing documents of the entity.

Effectiveness of Filing (Select either A, B, or C.)

A. ☒ This document becomes effective when the document is filed by the secretary of state.

B. ☐ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: ____________________

C. ☐ This document takes effect upon the occurrence of a future event or fact, other than the passage of time. The 90th day after the date of signing is: ____________________

The following event or fact will cause the document to take effect in the manner described below:

Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Date: October 16, 2011

By:

[signature]

Signature of authorized person

W. Casey Fox, President

Printed or typed name of authorized person (see instructions)

METRIC MEDICAL DEVICES, INC.

RESOLUTION ESTABLISHING SERIES A CONVERTIBLE PREFFERED STOCK

RESOLVED, that pursuant to the provisions of Article 4 of the Company's Certificate of Formation, as amended (the "Certificate of Formation"), there is hereby established a series of 4,000,000 shares of preferred stock, no par value, designated as Series A Convertible Preferred Stock and having the preferences, designations, rights, including voting rights, privileges, powers, restrictions, limitations, and qualifications of preferred stock as set forth in the Certificate of Formation, as the same may be hereafter amended, and the following additional preferences, designations, rights, including voting rights, privileges, powers, restrictions, limitations, and qualifications:

1. ORIGINAL AND ADJUSTED ISSUE PRICE AND DIVIDEND AMOUNT

1.1. The "Original Issue Price" of the Series A Convertible Preferred Stock is $0.50 per share and the "Original Dividend Amount" is $0.04 per share.

1.2. The Original Issue Price or Adjusted Issue Price (as applicable) shall be revised from time to time to a new "Adjusted Issue Price" to reflect any stock splits, combinations, subdivisions, or recapitalizations with respect to the Series A Convertible Preferred Stock so that the aggregate Adjusted Issue Price of all Series A Convertible Preferred Stock outstanding immediately after such revision is equal to the aggregate Original Issue Price or Adjusted Issue Price (as applicable) of all Series A Convertible Preferred Stock outstanding immediately before such revision.

1.3. In connection with any revision of the Original Issue Price or Adjusted Issue Price (as applicable), the Original Dividend Amount or Adjusted Dividend Amount (as applicable) shall be revised from time to time to a new "Adjusted Dividend Amount" so that the aggregate dividend that would be payable if a dividend equal to the new Adjusted Dividend Amount were declared on all Series A Convertible Preferred Stock outstanding immediately after such revision is equal to the aggregate dividend that would have been payable if a dividend equal to the old Original Dividend Amount or Adjusted Dividend Amount (as applicable) had been declared on all Series A Convertible Preferred Stock outstanding immediately before such revision.

2. DIVIDENDS

2.1. The Series A Convertible Preferred Stock shall be entitled, but only when and as declared by the Company's board of directors and only out of funds legally available for the payment of dividends, to a dividend equal to the Original Dividend Amount or Adjusted Dividend Amount (as applicable) in effect on the date on which such dividend is declared. Dividends on the Series A Convertible Preferred Stock are not cumulative, and the Company will have no obligation to declare any such dividend or to pay any such dividend unless and until declared.

2.2. So long as any shares of the Series A Convertible Preferred Stock are outstanding, dividends (other than dividends payable in shares of the Company's common stock) may be paid upon the Company's common stock or on any other class or series of the Company's stock

ranking junior to the Series A Convertible Preferred Stock as to dividends and assets only if declared in a calendar year in which the Company has theretofore declared and paid at least one dividend of the Original Dividend Amount or Adjusted Dividend Amount (as applicable) on the Series A Convertible Preferred Stock. Dividends payable in shares of the Company's common stock may be paid without restriction by this Section 2.2.

2.3. After the payment of at least one dividend of the Original Dividend Amount or Adjusted Dividend Amount (as applicable) on the Series A Convertible Preferred Stock during a calendar year, the Company's common stock and other classes or series of the Company's stock (subject to the rights of any other class or series of the Company's stock) shall receive all further dividends declared in that year. Dividends on the Series A Convertible Preferred Stock are not 'participating'.

3. VOTING

The holders of the Series A Convertible Preferred Stock shall have the power to vote as a single class with the holders of the Company's common stock on all matters upon which the holders of the Company's common stock are entitled to vote and shall be entitled to notice of any meeting of the shareholders of the Company at which such holders are entitled to vote. As to any matter upon which holders of the Series A Convertible Preferred Stock are entitled to vote, each holder of Series A Convertible Preferred Stock shall be entitled to one vote, in person or by proxy, for each share of common stock into which the Series A Convertible Preferred Stock standing in his name on the books of the Company would be converted if converted pursuant to Section 6.3 as of the record date for the meeting at which such vote is taken or as of the effective date of any action taken by written consent in lieu of a meeting. The foregoing notwithstanding, fractional rights to shares shall not be entitled to a fractional vote, and any fractional right shall be rounded to the nearest whole number for purposes of determining the votes to be cast by the holder thereof.

4. LIQUIDATION

4.1. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company or any Deemed Liquidation Event, each share of Series A Convertible Preferred Stock that is not converted as provided in Section 6.4 shall be entitled to be paid out of the assets available for distribution to its stockholders (before any payment shall be made to the holders, by reason of their ownership thereof, of the Company's common stock or any other class or series of the Company's stock ranking junior to the Series A Convertible Preferred Stock as to dividends and assets) an amount (its "Liquidation Value") equal to its Original Issue Price or Adjusted Issue Price (as applicable). In the event that the Company's assets available for distribution to its stockholders in such an event do not, in the aggregate, have a value equal to the Liquidation Value of all of the then-outstanding shares of the Series A Convertible Preferred Stock (other than that converted as provided in Section 6.4), the assets available for distribution shall be distributed among the shares of then-outstanding shares of the Series A Convertible Preferred Stock (other than that converted as provided in Section 6.4) in proportion to the Liquidation Value of each such share. No amount other than that described above in this Section 4.1 shall be paid to holders of the Series A Convertible Preferred Stock (other than that converted as provided in Section 6.4) in respect of any liquidation, dissolution, or winding up of

the Company or any Deemed Liquidation Event. The rights of the Series A Convertible Preferred Stock to liquidation proceeds on any voluntary or involuntary liquidation, dissolution, or winding up of the Company or any Deemed Liquidation Event are not 'participating'.

4.2. Unless the holders of more than 50% of the then-outstanding shares of Series A Convertible Preferred Stock elect otherwise by written notice sent to the Company, to the attention of its chief executive officer, at least 10 days prior to the effective date of any such event, a merger or consolidation of the Company with or into any other entity (other than one excepted below), or a sale, lease, transfer, exclusive license, or other disposition of all or substantially all of the assets of the Company (other than one excepted below) shall be a "Deemed Liquidation Event". There shall be excepted from the definition of a Deemed Liquidation Event any merger or consolidation in which the shares of capital stock of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity interests of (i) each surviving or resulting entity or (ii) if a surviving or resulting entity is a wholly owned subsidiary of another entity immediately following such merger or consolidation, the parent entity of such surviving or resulting entity. There shall also be excepted from the definition of a Deemed Liquidation Event any sale, lease, transfer, exclusive license, or other disposition of all or substantially all of the assets of the Company to a wholly owned subsidiary of the Company. In the case of a Deemed Liquidation Event, the entitlement of holders of the then-outstanding shares of the Series A Convertible Preferred Stock (other than that converted as provided in Section 6.4) to the liquidation preference established by this Section 4 shall not be abrogated or diminished in the event part of the consideration payable to the Company in such event is subject to escrow.

4.3. Effecting a Deemed Liquidation Event.

4.3.1. The Company shall not have the power to effect a Deemed Liquidation Event in the form of a merger or consolidation unless the agreement or plan of merger or consolidation for such transaction provides that the consideration payable to the stockholders of the Company shall be allocated among the holders of capital stock of the Company in accordance with Section 4.1.

4.3.2. In the event of a Deemed Liquidation Event in the form of a sale, lease, transfer, exclusive license, or other disposition of all or substantially all of the assets of the Company, if the Company does not effect a dissolution of the Company within 90 days after such Deemed Liquidation Event, then (i) the Company shall send a written notice to each holder of Series A Convertible Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of the redemption pursuant to the terms of the following clause (ii) of such shares of Series A Convertible Preferred Stock, and (ii) if the holders of more than 50% of the then outstanding shares of Series A Convertible Preferred Stock so request in a written instrument delivered to the Company not later than 120 days after such Deemed Liquidation Event, the Company shall use its assets available for distribution to its stockholders, on the 150th day after such Deemed Liquidation Event, to redeem each outstanding share of Series A Convertible Preferred Stock at a price equal to its Liquidation Value. In the event that the Company's assets available for distribution to its stockholders in such an event do not, in the

aggregate, have a value equal to the Liquidation Value of all of the then-outstanding shares of the Series A Convertible Preferred Stock, the assets available for distribution shall be distributed, in redemption thereof, among the shares of then-outstanding shares of the Series A Convertible Preferred Stock in proportion to the Liquidation Value of each such share. Prior to the distribution or redemption provided for in this Section 4.3.2, the Company shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

4.3.3. The amount deemed paid or distributed to the holders of capital stock of the Company upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights, or securities paid or distributed to such holders by the Company or the acquiring person, firm or other entity. The value of such property, rights, or securities shall be determined in good faith by the Company's board of directors.

4.3.4. In the event of a redemption of shares of Series A Convertible Preferred Stock pursuant to Section 4.3, all rights of the holders of shares of Series A Convertible Preferred Stock to be so redeemed shall cease with respect to such shares, and such shares shall not thereafter be transferred on the books of the Company or be deemed to be outstanding for any purpose whatsoever.

5. REDEMPTION

The Series A Convertible Preferred Stock shall have no right to be redeemed except as provided in Section 4.3 or as may be otherwise agreed between the Company and the holders thereof. Except as provided in Section 4.3, the Company shall have no right to redeem any of the Series A Convertible Preferred Stock without the agreement of the holder thereof. The Company shall have the right to agree from time to time to redeem some or all of the Series A Convertible Preferred Stock held by one or more holders, and shall have no obligation to prorate any such redemption among all of the Series A Convertible Preferred Stock then outstanding.

6. CONVERSION

6.1. Conversion Price. The "Original Conversion Price" of the Company's common stock with respect to the Series A Convertible Preferred Stock shall be $0.50 per share. The Original Conversion Price and Adjusted Conversion Price (as applicable) of the Company's common stock with respect to the Series A Convertible Preferred Stock shall be revised from time to time to a new "Adjusted Conversion Price" with respect to the Series A Convertible Preferred Stock as follows:

6.1.1. The Original Conversion Price and Adjusted Conversion Price (as applicable) shall be revised to reflect any stock splits, combinations, subdivisions, or recapitalizations with respect to the Company's common stock so that the aggregate Adjusted Conversion Price of all common stock outstanding immediately after such revision is equal to the aggregate Original Conversion Price or Adjusted Conversion Price (as applicable) of all common stock outstanding immediately before such revision,

6.1.2. Unless the holders of more than 50% of the then-outstanding shares of Series A Convertible Preferred Stock elect otherwise by written notice sent to the Company, to the attention of its chief executive officer, within 30 days following the effective date of such an event, in the event that (ii) the Company issues additional common stock (or options or securities convertible into common stock) at an issuance price, or with a Price Equivalent, less than the Original Conversion Price or Adjusted Conversion Price (as applicable), or (ii) there is any termination, cancellation, amendment, or alteration of any option or conversion right that would affect the computation of the value of "A" or "B" in the formula below, the Original Conversion Price or Adjusted Conversion Price (as applicable) of the Company's common stock shall be revised to equal

$$CP_1 * (A+B) / (A+C)$$

where:

CP_1 = the Original Conversion Price or Adjusted Conversion Price (as applicable) in effect immediately prior to the event;

A = the number of shares of common stock deemed to be outstanding immediately prior to the event (including all shares of outstanding common stock, all shares of common stock into which all then-outstanding convertible securities would be converted if converted at that time pursuant to their terms, and all outstanding options to acquire common stock on an as-exercised basis; but not including any convertible securities converting into the securities being issued);

B = the aggregate consideration received by the Company with respect to the new issue as determined in good faith by the Company's board of directors (or, in the case of options or convertible securities, the Price Equivalent thereof) divided by CP_1, or in the case of any termination, cancellation, amendment, or alteration of any option or conversion right, the aggregate resulting change to the Price Equivalent thereof divided by CP_1; and

C = the number of shares of common stock issued in the new issue (or, in the case of options or convertible securities, the number of shares of common stock into which the options or convertible securities issued would be converted if exercised or converted at that time pursuant to the terms thereof) or in the case of any termination, cancellation, amendment, or alteration of any option or conversion right, the aggregate resulting change to the number of shares of common stock into which the options or convertible securities issued would be converted if exercised or converted at that time pursuant to the terms thereof.

For purposes of this Section 6, the "Price Equivalent" of an option or convertible security is the sum of the amount, if any, received by the Company in consideration of the issuance of such

option or convertible security, plus the amount, if any, to be received by the Company upon the exercise or conversion thereof in accordance with the terms of such option or convertible security, all as determined in good faith by the Company's board of directors.

Issuance of the Company's securities in the following circumstances will not give rise to a revision of the Original Conversion Price or Adjusted Conversion Price (as applicable) pursuant to this Section 6.1.2: (i) issuance of securities upon conversion of any of the Series A Convertible Preferred Stock, or as a dividend or distribution on the Series A Convertible Preferred Stock; (ii) issuance of securities upon the exercise of any option or warrant or the conversion of any debenture or other convertible security; (iii) issuance of the Company's common stock upon a stock split, stock dividend (or stock issued in lieu of a cash dividend), combination, subdivision, or recapitalization of shares of the Company's common stock; (iv) issuance of shares of the Company's common stock (or options to purchase such shares of its common stock) to employees or directors of, or consultants to, the Company pursuant to the Metric Medical Device, Inc. Stock Option Plan dated March 1, 2011 or any subsequent plan approved by the Company's board of directors; or (v) issuance of shares of the Company's common stock (or options or warrants to purchase shares of common stock) to the Company's investment bankers or financial advisors as approved by the Company's board of directors in connection with an offering of the Company's securities; or (vi) issuance of shares of the Company's common stock (or options or warrants to purchase shares of common stock) in connection with a bona fide business acquisition, business combination, or corporate partnering agreement of or by the Company, or in connection with research, collaboration, or similar arrangements, whether by merger, consolidation, sale of assets, sale or exchange of stock, or otherwise that is approved by the Company's board of directors.

6.1.3. Upon the occurrence of each adjustment to the Original Conversion Price or Adjusted Conversion Price pursuant to Section 6.1, the Company shall, as promptly as reasonably practicable but in any event not later than 30 days thereafter, compute such adjustment in accordance with the terms hereof and furnish to each holder of Series A Convertible Preferred Stock a certificate setting forth such adjustment and showing in detail the facts upon which such adjustment is based.

6.2. <u>Conversion Ratio</u>. The Conversion Ratio from time to time shall be the ratio between the then-effective Original Issue Price or Adjusted Issue Price and the then-effective Original Conversion Price or Adjusted Conversion Price.

6.3. <u>Optional Conversion</u>. At the election of any holder of shares of the Series A Convertible Preferred Stock at any time (except as provided below in this Section 6.3), some or all of the shares of the Series A Convertible Preferred Stock held by such holder may be converted into the Company's common stock at the Conversion Ratio in effect at the Conversion Time without the payment of any additional consideration by the holder thereof. The close of business on the date of receipt by the Company, as provided in Section 6.8.1, of certificates (or lost certificate affidavit and agreement) representing the shares to be so converted and the notice required by Section 6.8.1 shall be the "<u>Conversion Time</u>" for such transaction, and the shares of common stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. In the event of a liquidation, dissolution, or

winding up of the Company or a Deemed Liquidation Event, a holder of shares of the Series A Convertible Preferred Stock shall have no right under this Section 6.3 to convert any of such shares after the expiration of the 20 day election period described in Section 6.4 below.

6.4. Optional conversion on liquidation, dissolution, winding up, or Deemed Liquidation Event. At least 30 days prior to any contemplated liquidation, dissolution, or winding up of the Company or any Deemed Liquidation Event, the Company shall give notice thereof to each holder of shares of the Series A Convertible Preferred Stock. Within 20 days of receipt of that notice, any holder of shares of the Series A Convertible Preferred Stock may elect by written notice to the Company, as provided in Section 6.8.1 to convert some or all of the shares of the Series A Convertible Preferred Stock held by such holder immediately before the effectiveness of (and conditioned on the consummation of) such liquidation, dissolution, winding up, or Deemed Liquidation Event. Provided that such liquidation, dissolution, winding up, or Deemed Liquidation Event is consummated, shares of the Series A Convertible Preferred Stock shall be converted in accordance with such holder's notice into the Company's common stock at the Conversion Ratio in effect at the Conversion Time. The "Conversion Time" for such conversion shall be immediately before the effective time of such liquidation, dissolution, winding up, or Deemed Liquidation Event, and the shares of common stock issuable upon such conversion shall be deemed to be outstanding of record as of such time.

6.5. Mandatory Conversion of all Series A Convertible Preferred Stock. Each share of Series A Convertible Preferred Stock then outstanding will automatically be converted into the Company's common stock at the Conversion Ratio in effect at the Conversion Time:

6.5.1. in the event of the closing of an underwritten public offering of the Company's common stock with an issuance price of at least two times the Original Issue Price or Adjusted Issue Price (as applicable) and gross proceeds to the Company of not less than $10,000,000, or

6.5.2. upon the written consent of the holders of more than 50% of the Series A Convertible Preferred Stock then outstanding.

The "Conversion Time" for a conversion described in Section 6.5.1 shall be immediately before the effective time of the closing of such public offering, and the "Conversion Time" for a conversion described in Section 6.5.2 shall be the end of business on the 3rd business day following the receipt of consents from the requisite number of holders of the Series A Convertible Preferred Stock. In either such case, the shares of common stock issuable upon such conversion shall be deemed to be outstanding of record as of such Conversion Time.

6.6. Other Mandatory Conversion. In the event of any offering by the Company of any class or series of its stock or securities convertible into any class or series of its stock, if any person holding Series A Convertible Preferred Stock then convertible into more than 5% of the Company's outstanding common stock (on a fully-diluted basis) (a "Major Series A Investor") fails to purchase his Designated Portion of the securities offered in such offering, all shares of Series A Convertible Preferred Stock held by such person will be automatically converted into the Company's common stock at the Conversion Ratio in effect at the Conversion Time. For purpose of this Section 6.6, a Major Series A Investor's "Designated Portion" of an offering is a fraction of the total number of securities set aside out of such offering for sale to the Major

Series A Investors, the numerator of which is the number of shares of Series A Convertible Preferred Stock held by such person and the dominator of which is the number of shares of Series A Convertible Preferred Stock held by all Major Series A Investors. The "Conversion Time" for such conversion shall be immediately before the effective time of the initial closing of such offering, and the shares of common stock issuable upon such conversion shall be deemed to be outstanding of record as of such time.

6.7. No Fractional Shares. No fractional shares of the Company's common stock shall be issued upon conversion of the Series A Convertible Preferred Stock. In lieu of any fractional share to which the holder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the fair market value of a share of common stock as determined in good faith by the Company's board of directors.

6.8. Mechanics of Conversion.

6.8.1. In order for a holder of Series A Convertible Preferred Stock to voluntarily convert shares of Series A Convertible Preferred Stock into shares of the Company's common stock, or in the event of a mandatory conversion of shares of Series A Convertible Preferred Stock into shares of the Company's common stock and written notice thereof to such holder, the holder thereof shall surrender the certificate or certificates for such shares of Series A Convertible Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen, or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft, or destruction of such certificate), at the office of the Company. If required by the Company, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Company, duly executed by the registered holder or his attorney duly authorized in writing. In the case of a voluntary conversion, the holder shall include his irrevocable written notice that such holder elects to convert all or a specified number of the shares of the Series A Convertible Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of common stock to be issued. The Company shall, as soon as practicable after the Conversion Time, (i) issue and deliver to such holder of Series A Convertible Preferred Stock, or to his nominees, a certificate or certificates for the number of full shares of common stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Series A Convertible Preferred Stock represented by the surrendered certificate that were not converted into common stock, and (ii) pay in cash such amount as provided in Section 6.7 in lieu of any fraction of a share of common stock otherwise issuable upon such conversion.

6.8.2. The Company shall at all times while the Series A Convertible Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series A Convertible Preferred Stock, such number of its duly authorized shares of common stock as shall from time to time be sufficient to effect the conversion of all outstanding Series A Convertible Preferred Stock; and if at any time the number of authorized but unissued shares of common stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Convertible Preferred

Stock, the Company shall take such corporate action as may be necessary to increase its authorized but unissued shares of common stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Formation. Before taking any action which would cause an adjustment reducing the Original Conversion Price or Adjusted Conversion Price (as applicable) below the then par value of the shares of the Company's common stock issuable upon conversion of the Series A Convertible Preferred Stock, the Company will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of common stock at the resulting Adjusted Conversion Price.

6.8.3. All shares of Series A Convertible Preferred Stock which shall have been converted as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of the Company's common stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 6.7 and to receive payment of any dividends declared but unpaid thereon. Any shares of Series A Convertible Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Company may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Convertible Preferred Stock accordingly.

6.8.4. The Company shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of common stock upon conversion of shares of Series A Convertible Preferred Stock pursuant to this Section 6. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of common stock in a name other than that in which the shares of Series A Convertible Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Company the amount of any such tax or has established, to the satisfaction of the Company, that such tax has been paid.

6.9. Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Company's common stock or other stock or securities of the Company receivable upon a conversion of the Series A Convertible Preferred Stock not described in Section 6.1.1, provision shall be made so that the holders of the Series A Convertible Preferred Stock shall thereafter be entitled to receive upon conversion of the Series A Convertible Preferred Stock the number of shares of stock or other securities or property of the Company, to which a holder of such common stock or other stock or securities would have been entitled on such recapitalization.

7. PROTECTIVE PROVISIONS

7.1. The Company shall not, without the written consent of the holders of more than 50% of the Company's Series A Convertible Preferred Stock then outstanding, voting as a separate class:

7.1.1. amend, alter, change, or repeal any of the express terms of the Series A Convertible Preferred Stock in a manner prejudicial to the holders thereof;

7.1.2. create, authorize, or issue any new stock which, after issuance, would rank senior to the Series A Convertible Preferred Stock as to dividends or assets, or create, authorize, or issue any security convertible into shares of any stock so senior to the Series A Convertible Preferred Stock except, in either case, for the purpose of providing funds for the redemption of all of the Series A Convertible Preferred Stock then outstanding, such new stock not to be issued until such redemption shall have been agreed upon as necessary and authorized;

7.1.3. undertake any other action described in subsection (d) of Section 21.364 of the Texas Business Organizations Code other than clause (10) thereof; or

7.1.4. undertake any merger or consolidation if the plan or agreement of merger or consolidation contains a provision that would require approval by the Series A Convertible Preferred Stock under Section 21.364 if the provision was contained in a proposed amendment to the Certificate of Formation.

7.2. So long as at least 50% of the theretofore-issued shares of the Series A Convertible Preferred Stock are outstanding, the Company will not, without the written consent of the holders of more than 50% of the Company's Series A Convertible Preferred Stock then outstanding, voting as a separate class:

7.2.1. purchase or redeem any shares of the Company's common stock or on any other class or series of the Company's stock ranking junior to the Series A Convertible Preferred Stock as to dividends and assets unless all outstanding shares of Series A Convertible Preferred Stock are simultaneously purchased, redeemed, or converted into the Company's common stock; provided that this Section 7.2.1 shall not prohibit the Company from repurchasing or redeeming its stock or other securities of any class or series from former employees or consultants in connection with the cessation of their employment or services at the lower of fair market value or cost or otherwise in accordance with a pre-existing agreement; or

7.2.2. create or hold capital stock in any subsidiary that is not a wholly-owned subsidiary or dispose of any subsidiary stock or all or substantially all of any subsidiary's assets.

Except as set forth in Section 3, in Section 7.1, or in this Section 7.2, the Series A Convertible Preferred Stock shall not be entitled to vote as a separate class on any matter described in this Section 7.2.

7.3. So long as any shares of the Series A Convertible Preferred Stock are outstanding, the Company shall not increase or decrease the number of authorized shares of its common stock without (i) the consent of a majority of the shares of the Series A Convertible Preferred Stock and common stock then outstanding (voting as a single class) and (ii) the separate consent of a majority of the shares of the common stock then outstanding, in each case by vote at a meeting called for that purpose or by a written consent signed by the holders of such majority.

8. **GENERAL**

If any provision in this resolution shall be in conflict or inconsistent with any provision of the Certificate of Formation, the provisions of this resolution shall prevail and govern

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Hope Andrade
Secretary of State

Office of the Secretary of State

May 04, 2012

Duggins Wren Mann & Romero, LLP
600 Congress Avenue, 19th Floor
Austin, TX 78701 USA

RE: Metric Medical Devices, Inc.
File Number: 801109590

It has been our pleasure to file the Certificate of Amendment for the referenced entity. Enclosed is the certificate evidencing filing. Payment of the filing fee is acknowledged by this letter.

If we may be of further service at any time, please let us know.

Sincerely,

Corporations Section
Business & Public Filings Division
(512) 463-5555

Enclosure

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Hope Andrade
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

Metric Medical Devices, Inc.
801109590

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Amendment for the above named entity has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

Dated: 05/03/2012

Effective: 05/03/2012

Hope Andrade
Secretary of State

Form 424 (Revised 05/11) Submit in duplicate to: Secretary of State P.O. Box 13697 Austin, TX 78711-3697 512 463-5555 FAX: 512/463-5709 **Filing Fee: See instructions**	**Certificate of Amendment**	This space reserved for office use. FILED In the Office of the Secretary of State of Texas MAY 03 2012 Corporations Section

Entity Information

The name of the filing entity is:

Metric Medical Devices, Inc.

State the name of the entity as currently shown in the records of the secretary of state. If the amendment changes the name of the entity, state the old name and not the new name.

The filing entity is a: (Select the appropriate entity type below.)

- ☒ For-profit Corporation
- ☐ Nonprofit Corporation
- ☐ Cooperative Association
- ☐ Limited Liability Company
- ☐ Professional Corporation
- ☐ Professional Limited Liability Company
- ☐ Professional Association
- ☐ Limited Partnership

The file number issued to the filing entity by the secretary of state is: 801109590

The date of formation of the entity is: April 13, 2009

Amendments

1. Amended Name

(If the purpose of the certificate of amendment is to change the name of the entity, use the following statement)

The amendment changes the certificate of formation to change the article or provision that names the filing entity. The article or provision is amended to read as follows:

The name of the filing entity is: (state the new name of the entity below)

____

The name of the entity must contain an organizational designation or accepted abbreviation of such term, as applicable.

2. Amended Registered Agent/Registered Office

The amendment changes the certificate of formation to change the article or provision stating the name of the registered agent and the registered office address of the filing entity. The article or provision is amended to read as follows:

Registered Agent
(Complete either A or B, but not both. Also complete C.)

☐ A. The registered agent is an organization (cannot be entity named above) by the name of:

OR

☐ B. The registered agent is an individual resident of the state whose name is:

First Name	*M.I.*	*Last Name*	*Suffix*

The person executing this instrument affirms that the person designated as the new registered agent has consented to serve as registered agent.

C. The business address of the registered agent and the registered office address is:

Street Address (No P.O. Box)	*City*	*State*	*Zip Code*

3. Other Added, Altered, or Deleted Provisions

Other changes or additions to the certificate of formation may be made in the space provided below. If the space provided is insufficient, incorporate the additional text by providing an attachment to this form. Please read the instructions to this form for further information on format.

Text Area (The attached addendum, if any, is incorporated herein by reference.)

☐ **Add** each of the following provisions to the certificate of formation. The identification or reference of the added provision and the full text are as follows:

☒ **Alter** each of the following provisions of the certificate of formation. The identification or reference of the altered provision and the full text of the provision as amended are as follows:

Article 4 - Authorized Shares

The Corporation is authorized to issue two classes of stock, respectively, common stock and preferred stock. The total number of shares that the Corporation is authorized to issue is 34,000,000. The total number of shares of common stock authorized to be issued is 25,000,000, par value $0.00005 per share (the "Common Stock"). The total number of shares of preferred stock authorized to be issued is 9,000,000, no par value per share (the "Preferred Stock"). The Board of Directors of the Corporation may establish series of unissued shares of its Preferred Stock from time to time by setting and determining the designations, preferences, limitations, and relative rights, including voting rights, of the shares of the series to be established to the same extent that the designations, preferences, limitations, or relative rights could be stated if fully specified in the Corporation's Certificate of Formation.

Resolution Relating to a Series of Shares

(Resolution Establishing Series A Convertible Preferred Stock is amended by Annex A, attached hereto and incorporated by reference.)

☐ **Delete** each of the provisions identified below from the certificate of formation.

Statement of Approval

The amendments to the certificate of formation have been approved in the manner required by the Texas Business Organizations Code and by the governing documents of the entity.

Effectiveness of Filing (Select either A, B, or C.)

A. ☒ This document becomes effective when the document is filed by the secretary of state.

B. ☐ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: ______________________

C. ☐ This document takes effect upon the occurrence of a future event or fact, other than the passage of time. The 90th day after the date of signing is: ______________________

The following event or fact will cause the document to take effect in the manner described below:

Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Date: May 2, 2012

By: [signature]

Signature of authorized person

W. Casey Fox, President

Printed or typed name of authorized person (see instructions)

ANNEX A

METRIC MEDICAL DEVICES, INC.

RESOLUTION ESTABLISHING SERIES A CONVERTIBLE PREFFERED STOCK

RESOLVED, that pursuant to the provisions of Article 4 of the Company's Certificate of Formation, as amended (the "Certificate of Formation"), there is hereby established a series of 4,000,000 shares of preferred stock, no par value, designated as Series A Convertible Preferred Stock and having the preferences, designations, rights, including voting rights, privileges, powers, restrictions, limitations, and qualifications of preferred stock as set forth in the Certificate of Formation, as the same may be hereafter amended, and the following additional preferences, designations, rights, including voting rights, privileges, powers, restrictions, limitations, and qualifications, all of which amends, restates, and supersedes the Resolution Relating to a Series of Shares filed on October 21, 2011:

1. ORIGINAL AND ADJUSTED ISSUE PRICE AND DIVIDEND AMOUNT

1.1. The "Original Issue Price" of the Series A Convertible Preferred Stock is $0.50 per share and the "Original Dividend Amount" is $0.04 per share.

1.2. The Original Issue Price or Adjusted Issue Price (as applicable) shall be revised from time to time to a new "Adjusted Issue Price" to reflect any stock splits, combinations, subdivisions, or recapitalizations with respect to the Series A Convertible Preferred Stock so that the aggregate Adjusted Issue Price of all Series A Convertible Preferred Stock outstanding immediately after such revision is equal to the aggregate Original Issue Price or Adjusted Issue Price (as applicable) of all Series A Convertible Preferred Stock outstanding immediately before such revision.

1.3. In connection with any revision of the Original Issue Price or Adjusted Issue Price (as applicable), the Original Dividend Amount or Adjusted Dividend Amount (as applicable) shall be revised from time to time to a new "Adjusted Dividend Amount" so that the aggregate dividend that would be payable if a dividend equal to the new Adjusted Dividend Amount were declared on all Series A Convertible Preferred Stock outstanding immediately after such revision is equal to the aggregate dividend that would have been payable if a dividend equal to the old Original Dividend Amount or Adjusted Dividend Amount (as applicable) had been declared on all Series A Convertible Preferred Stock outstanding immediately before such revision.

2. DIVIDENDS

2.1. The Series A Convertible Preferred Stock shall be entitled, but only when and as declared by the Company's board of directors and only out of funds legally available for the payment of dividends, to a dividend equal to the Original Dividend Amount or Adjusted Dividend Amount (as applicable) in effect on the date on which such dividend is declared. Dividends on the Series A Convertible Preferred Stock are not cumulative, and the Company will have no obligation to declare any such dividend or to pay any such dividend unless and until declared.

2.2. So long as any shares of the Series A Convertible Preferred Stock are outstanding, dividends (other than dividends payable in shares of the Company's common stock) may be paid upon the Company's common stock or on any other class or series of the Company's stock ranking junior to the Series A Convertible Preferred Stock as to dividends and assets only if the aggregate amount of all such dividends declared in a calendar year is less than or equal to the aggregate of all dividends which the Company has theretofore declared and paid in that calendar year on the Series A Convertible Preferred Stock. Dividends payable in shares of the Company's common stock may be paid without restriction by this Section 2.2.

2.3. The holders of the Series A Convertible Preferred Stock will not be entitled in that capacity to any portion of any dividend declared or paid on any class or series of the Company's stock other than the Series A Convertible Preferred Stock. Dividends on the Series A Convertible Preferred Stock are not 'participating'.

3. VOTING

The holders of the Series A Convertible Preferred Stock shall have the power to vote as a single class with the holders of the Company's common stock on all matters upon which the holders of the Company's common stock are entitled to vote and shall be entitled to notice of any meeting of the shareholders of the Company at which such holders are entitled to vote. As to any matter upon which holders of the Series A Convertible Preferred Stock are entitled to vote, each holder of Series A Convertible Preferred Stock shall be entitled to one vote, in person or by proxy, for each share of common stock into which the Series A Convertible Preferred Stock standing in his name on the books of the Company would be converted if converted pursuant to Section 6.3 as of the record date for the meeting at which such vote is taken or as of the effective date of any action taken by written consent in lieu of a meeting. The foregoing notwithstanding, fractional rights to shares shall not be entitled to a fractional vote, and any fractional right shall be rounded to the nearest whole number for purposes of determining the votes to be cast by the holder thereof.

4. LIQUIDATION

4.1. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company or any Deemed Liquidation Event, each share of Series A Convertible Preferred Stock that is not converted as provided in Section 6.4 shall be entitled to be paid out of the assets available for distribution to its stockholders (before any payment shall be made to the holders, by reason of their ownership thereof, of the Company's common stock or any other class or series of the Company's stock ranking junior to the Series A Convertible Preferred Stock as to dividends and assets) an amount (its "Liquidation Value") equal to its Original Issue Price or Adjusted Issue Price (as applicable). In the event that the Company's assets available for distribution to its stockholders in such an event do not, in the aggregate, have a value equal to the Liquidation Value of all of the then-outstanding shares of the Series A Convertible Preferred Stock (other than that converted as provided in Section 6.4), the assets available for distribution shall be distributed among the then-outstanding shares of the Series A Convertible Preferred Stock (other than that converted as provided in Section 6.4) in proportion to the Liquidation Value of each such share. No amount other than that described above in this Section 4.1 shall be paid to holders of the Series A Convertible Preferred Stock (other than that converted as

provided in Section 6.4) in respect of any liquidation, dissolution, or winding up of the Company or any Deemed Liquidation Event. The rights of the Series A Convertible Preferred Stock to liquidation proceeds on any voluntary or involuntary liquidation, dissolution, or winding up of the Company or any Deemed Liquidation Event are not 'participating'.

4.2. Unless the holders of more than 50% of the then-outstanding shares of Series A Convertible Preferred Stock elect otherwise by written notice sent to the Company, to the attention of its chief executive officer, at least 10 days prior to the effective date of any such event, a merger or consolidation of the Company with or into any other entity (other than one excepted below), or a sale, lease, transfer, exclusive license, or other disposition of all or substantially all of the assets of the Company (other than one excepted below) shall be a "Deemed Liquidation Event". There shall be excepted from the definition of a Deemed Liquidation Event any merger or consolidation in which the shares of capital stock of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity interests of (i) each surviving or resulting entity or (ii) if a surviving or resulting entity is a wholly owned subsidiary of another entity immediately following such merger or consolidation, the parent entity of such surviving or resulting entity. There shall also be excepted from the definition of a Deemed Liquidation Event any sale, lease, transfer, exclusive license, or other disposition of all or substantially all of the assets of the Company to a wholly owned subsidiary of the Company. In the case of a Deemed Liquidation Event, the entitlement of holders of the then-outstanding shares of the Series A Convertible Preferred Stock (other than that converted as provided in Section 6.4) to the liquidation preference established by this Section 4 shall not be abrogated or diminished in the event part of the consideration payable to the Company in such event is subject to escrow.

4.3. Effecting a Deemed Liquidation Event.

4.3.1. The Company shall not have the power to effect a Deemed Liquidation Event in the form of a merger or consolidation unless the agreement or plan of merger or consolidation for such transaction provides that the consideration payable to the stockholders of the Company shall be allocated among the holders of capital stock of the Company in accordance with Section 4.1.

4.3.2. In the event of a Deemed Liquidation Event 'n the form of a sale, lease, transfer, exclusive license, or other disposition of all or substantially all of the assets of the Company, if the Company does not effect a dissolution of the Company within 90 days after such Deemed Liquidation Event, then (i) the Company shall send a written notice to each holder of Series A Convertible Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of the possible right to redemption pursuant to the terms of the following clause (ii) of such shares of Series A Convertible Preferred Stock, and (ii) if the holders of more than 50% of the then outstanding shares of Series A Convertible Preferred Stock so request in a written instrument delivered to the Company not later than 120 days after such Deemed Liquidation Event, the Company shall use its assets available for distribution to its stockholders, on the 150th day after such Deemed Liquidation Event, to redeem each outstanding share of Series A Convertible Preferred Stock at a price equal to its Liquidation Value. In the

event that the Company's assets available for distribution to its stockholders in such an event do not, in the aggregate, have a value equal to the Liquidation Value of all of the then-outstanding shares of the Series A Convertible Preferred Stock, the assets available for distribution shall be distributed, in redemption thereof, among the then-outstanding shares of the Series A Convertible Preferred Stock in proportion to the Liquidation Value of each such share. Prior to the distribution or redemption provided for in this Section 4.3.2, the Company shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

4.3.3. The amount deemed paid or distributed to the holders of capital stock of the Company upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights, or securities paid or distributed to such holders by the Company or the acquiring person, firm or other entity. The value of such property, rights, or securities shall be determined in good faith by the Company's board of directors.

4.3.4. In the event of a redemption of shares of Series A Convertible Preferred Stock pursuant to Section 4.3, all rights of the holders of shares of Series A Convertible Preferred Stock to be so redeemed shall cease with respect to such shares, and such shares shall not thereafter be transferred on the books of the Company or be deemed to be outstanding for any purpose whatsoever.

5. REDEMPTION

The Series A Convertible Preferred Stock shall have no right to be redeemed except as provided in Section 4.3 or as may be otherwise agreed between the Company and the holders thereof. Except as provided in Section 4.3, the Company shall have no right to redeem any of the Series A Convertible Preferred Stock without the agreement of the holder thereof. The Company shall have the right to agree from time to time to redeem some or all of the Series A Convertible Preferred Stock held by one or more holders. Except as provided in the last sentence of this Section 5, in the event that the Company determines to redeem any of the Series A Convertible Preferred Stock, each holder of the Series A Convertible Preferred Stock, if he so elects, will have the right in such redemption transaction to have so much of his Series A Convertible Preferred Stock redeemed as does not exceed his allocable share of the Series A Convertible Preferred Stock that is to be redeemed in such transaction. For this purpose each holder's allocable share is a fraction the numerator of which is the number of Series A Convertible Preferred Shares held by such holder and the denominator of which is the total number of Series A Convertible Preferred Shares outstanding, all as determined on a determination date designated by the Company. Such designation will be made in writing in a notice given to all holders of Series A Convertible Preferred Stock, which shall also describe the number of shares of Series A Convertible Preferred Stock that the Company proposes to redeem in the contemplated transaction and shall advise the holders of shares of Series A Convertible Preferred Stock that they have a right to participate in such redemption as set forth in this Section 5. A holder of shares of Series A Convertible Preferred Stock wishing to participate in such redemption must give the Company his written election to do so within 21 days of the date on which the Company gives such notice, specifying the number of shares which that holder desires

to have redeemed. Such election will be irrevocable and binding on such holder and on the Company up to such holder's allocable share of the Series A Convertible Preferred Stock that is to be redeemed in such transaction, and to the extent that all holders do not elect to have their full allocable shares redeemed the Company may, in its discretion, redeem additional shares elected by any one or more holders, without any obligation to pro-rate such redemption of additional shares among the electing holders. The redemption price and terms of payment will be the same for each share redeemed in any single redemption transaction. The rights of a holder under this Section 5 do not apply to any redemption or purchase pursuant to (i) any stock transfer restriction described in Section 21.210 of the Texas Business Organizations Code as in effect from time to time, or (ii) any other agreement to redeem the stock of an employee of the Company upon the cessation of his employment.

6. CONVERSION

6.1. Conversion Price. The "Original Conversion Price" of the Company's common stock with respect to the Series A Convertible Preferred Stock shall be $0.50 per share. The Original Conversion Price and Adjusted Conversion Price (as applicable) of the Company's common stock with respect to the Series A Convertible Preferred Stock shall be revised from time to time to a new "Adjusted Conversion Price" with respect to the Series A Convertible Preferred Stock as follows:

6.1.1. The Original Conversion Price and Adjusted Conversion Price (as applicable) shall be revised to reflect any stock splits, combinations, subdivisions, or recapitalizations with respect to the Company's common stock so that the aggregate Adjusted Conversion Price of all common stock outstanding immediately after such revision is equal to the aggregate Original Conversion Price or Adjusted Conversion Price (as applicable) of all common stock outstanding immediately before such revision.

6.1.2. Unless the holders of more than 50% of the then-outstanding shares of Series A Convertible Preferred Stock elect otherwise by written notice sent to the Company, to the attention of its chief executive officer, within 30 days following the effective date of such an event, in the event that (i) the Company issues additional common stock (or options or securities convertible into common stock) at an issuance price, or with a Price Equivalent, less than the Original Conversion Price or Adjusted Conversion Price (as applicable), or (ii) there is any termination, cancellation, amendment, or alteration of any option or conversion right that would affect the computation of the value of "A" or "B" in the formula below, the Original Conversion Price or Adjusted Conversion Price (as applicable) of the Company's common stock shall be revised to equal

$$CP_1 * (A+B) / (A+C)$$

where:

CP_1 = the Original Conversion Price or Adjusted Conversion Price (as applicable) in effect immediately prior to the event;

A = the number of shares of common stock deemed to be outstanding immediately prior to the event (including all shares of outstanding common stock, all shares of common stock into which all then-outstanding convertible securities would be converted if converted at that time pursuant to their terms, and all outstanding options to acquire common stock on an as-exercised basis; but not including any convertible securities converting into the securities being issued);

B = the aggregate consideration received by the Company with respect to the new issue as determined in good faith by the Company's board of directors (or, in the case of options or convertible securities, the Price Equivalent thereof) divided by CP_1, or in the case of any termination, cancellation, amendment, or alteration of any option or conversion right, the aggregate resulting change to the Price Equivalent thereof divided by CP_1; and

C = the number of shares of common stock issued in the new issue (or, in the case of options or convertible securities, the number of shares of common stock into which the options or convertible securities issued would be converted if exercised or converted at that time pursuant to the terms thereof) or in the case of any termination, cancellation, amendment, or alteration of any option or conversion right, the aggregate resulting change to the number of shares of common stock into which the options or convertible securities issued would be converted if exercised or converted at that time pursuant to the terms thereof.

For purposes of this Section 6, the "Price Equivalent" of an option or convertible security is the sum of the amount, if any, received by the Company in consideration of the issuance of such option or convertible security, plus the amount, if any, to be received by the Company upon the exercise or conversion thereof in accordance with the terms of such option or convertible security, all as determined in good faith by the Company's board of directors.

Issuance of the Company's securities in the following circumstances will not give rise to a revision of the Original Conversion Price or Adjusted Conversion Price (as applicable) pursuant to this Section 6.1.2: (i) issuance of securities upon conversion of any of the Series A Convertible Preferred Stock, or as a dividend or distribution on the Series A Convertible Preferred Stock; (ii) issuance of securities upon the exercise of any option or warrant or the conversion of any debenture or other convertible security; (iii) issuance of the Company's common stock upon a stock split, stock dividend (or stock issued in lieu of a cash dividend), combination, subdivision, or recapitalization of shares of the Company's common stock; (iv) issuance of shares of the Company's common stock (or options to purchase such shares of its common stock) to employees or directors of, or consultants to, the Company pursuant to the Metric Medical Device, Inc. Stock Option Plan dated March 1, 2011 or any subsequent plan approved by the Company's board of directors; or (v) issuance of shares of the Company's common stock (or options or warrants to purchase shares of common stock) to the Company's

investment bankers or financial advisors as approved by the Company's board of directors in connection with an offering of the Company's securities; or (vi) issuance of shares of the Company's common stock (or options or warrants to purchase shares of common stock) in connection with a bona fide business acquisition, business combination, or corporate partnering agreement of or by the Company, or in connection with research, collaboration, or similar arrangements, whether by merger, consolidation, sale of assets, sale or exchange of stock, or otherwise that is approved by the Company's board of directors.

6.1.3. Upon the occurrence of each adjustment to the Original Conversion Price or Adjusted Conversion Price pursuant to Section 6.1, the Company shall, as promptly as reasonably practicable but in any event not later than 30 days thereafter, compute such adjustment in accordance with the terms hereof and furnish to each holder of Series A Convertible Preferred Stock a certificate setting forth such adjustment and showing in detail the facts upon which such adjustment is based.

6.2. Conversion Ratio. The Conversion Ratio from time to time shall be the ratio between the then-effective Original Issue Price or Adjusted Issue Price and the then-effective Original Conversion Price or Adjusted Conversion Price.

6.3. Optional Conversion. At the election of any holder of shares of the Series A Convertible Preferred Stock at any time (except as provided below in this Section 6.3), some or all of the shares of the Series A Convertible Preferred Stock held by such holder may be converted into the Company's common stock at the Conversion Ratio in effect at the Conversion Time without the payment of any additional consideration by the holder thereof. The close of business on the date of receipt by the Company, as provided in Section 6.8.1, of certificates (or lost certificate affidavit and agreement) representing the shares to be so converted and the notice required by Section 6.8.1 shall be the "Conversion Time" for such transaction, and the shares of common stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. In the event of a liquidation, dissolution, or winding up of the Company or a Deemed Liquidation Event, a holder of shares of the Series A Convertible Preferred Stock shall have no right under this Section 6.3 to convert any of such shares after the expiration of the 20 day election period described in Section 6.4 below.

6.4. Optional conversion on liquidation, dissolution, winding up, or Deemed Liquidation Event. At least 30 days prior to any contemplated liquidation, dissolution, or winding up of the Company or any Deemed Liquidation Event, the Company shall give notice thereof to each holder of shares of the Series A Convertible Preferred Stock. Within 20 days of receipt of that notice, any holder of shares of the Series A Convertible Preferred Stock may elect by written notice to the Company as provided in Section 6.8.1 to convert some or all of the shares of the Series A Convertible Preferred Stock held by such holder immediately before the effectiveness of (and conditioned on the consummation of) such liquidation, dissolution, winding up, or Deemed Liquidation Event. Provided that such liquidation, dissolution, winding up, or Deemed Liquidation Event is consummated, shares of the Series A Convertible Preferred Stock shall be converted in accordance with such holder's notice into the Company's common stock at the Conversion Ratio in effect at the Conversion Time. The "Conversion Time" for such conversion shall be immediately before the effective time of such liquidation, dissolution,

winding up, or Deemed Liquidation Event, and the shares of common stock issuable upon such conversion shall be deemed to be outstanding of record as of such time.

6.5. Mandatory Conversion of all Series A Convertible Preferred Stock. Each share of Series A Convertible Preferred Stock then outstanding will automatically be converted into the Company's common stock at the Conversion Ratio in effect at the Conversion Time:

6.5.1. in the event of the closing of an underwritten public offering of the Company's common stock with an issuance price of at least two times the Original Issue Price or Adjusted Issue Price (as applicable) and gross proceeds to the Company of not less than $10,000,000, or

6.5.2. upon the written consent of the holders of more than 50% of the Series A Convertible Preferred Stock then outstanding.

The "Conversion Time" for a conversion described in Section 6.5.1 shall be immediately before the effective time of the closing of such public offering, and the "Conversion Time" for a conversion described in Section 6.5.2 shall be the end of business on the 3rd business day following the receipt of consents from the requisite number of holders of the Series A Convertible Preferred Stock. In either such case, the shares of common stock issuable upon such conversion shall be deemed to be outstanding of record as of such Conversion Time.

6.6. Other Mandatory Conversion. In the event of any offering by the Company of any class or series of its stock or of its securities convertible into any class or series of its stock, if any person holding Series A Convertible Preferred Stock then convertible into more than 12% of the Company's outstanding common stock (on a fully-diluted basis) (a "Major Series A Investor") fails to purchase his Designated Portion of the securities offered in such offering, all shares of Series A Convertible Preferred Stock held by such person will be automatically converted into the Company's common stock at the Conversion Ratio in effect at the Conversion Time. For purpose of this Section 6.6, a Major Series A Investor's "Designated Portion" of an offering is a fraction of the total number of securities set aside out of such offering for sale to the Major Series A Investors, the numerator of which is the number of shares of Series A Convertible Preferred Stock held by such person and the dominator of which is the number of shares of Series A Convertible Preferred Stock held by all Major Series A Investors. The "Conversion Time" for such conversion shall be immediately before the effective time of the initial closing of such offering, and the shares of common stock issuable upon such conversion shall be deemed to be outstanding of record as of such time.

6.7. No Fractional Shares. No fractional shares of the Company's common stock shall be issued upon conversion of the Series A Convertible Preferred Stock. In lieu of any fractional share to which the holder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the fair market value of a share of common stock as determined in good faith by the Company's board of directors.

6.8. Mechanics of Conversion.

6.8.1. In order for a holder of Series A Convertible Preferred Stock to voluntarily convert shares of Series A Convertible Preferred Stock into shares of the Company's

common stock, or in the event of a mandatory conversion of shares of Series A Convertible Preferred Stock into shares of the Company's common stock and written notice thereof to such holder, the holder thereof shall surrender the certificate or certificates for such shares of Series A Convertible Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen, or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft, or destruction of such certificate), at the office of the Company. If required by the Company, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Company, duly executed by the registered holder or his attorney duly authorized in writing. In the case of a voluntary conversion, the holder shall include his irrevocable written notice that such holder elects to convert all or a specified number of the shares of the Series A Convertible Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of common stock to be issued. The Company shall, as soon as practicable after the Conversion Time, (i) issue and deliver to such holder of Series A Convertible Preferred Stock, or to his nominees, a certificate or certificates for the number of full shares of common stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Series A Convertible Preferred Stock represented by the surrendered certificate that were not converted into common stock, and (ii) pay in cash such amount as provided in Section 6.7 in lieu of any fraction of a share of common stock otherwise issuable upon such conversion.

6.8.2. The Company shall at all times while the Series A Convertible Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series A Convertible Preferred Stock, such number of its duly authorized shares of common stock as shall from time to time be sufficient to effect the conversion of all outstanding Series A Convertible Preferred Stock; and if at any time the number of authorized but unissued shares of common stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Convertible Preferred Stock, the Company shall take such corporate action as may be necessary to increase its authorized but unissued shares of common stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Formation. Before taking any action which would cause an adjustment reducing the Original Conversion Price or Adjusted Conversion Price (as applicable) below the then par value of the shares of the Company's common stock issuable upon conversion of the Series A Convertible Preferred Stock, the Company will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of common stock at the resulting Adjusted Conversion Price.

6.8.3. All shares of Series A Convertible Preferred Stock which shall have been converted as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of the Company's common stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 6.7 and to receive payment of any dividends declared but

unpaid thereon. Any shares of Series A Convertible Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Company may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Convertible Preferred Stock accordingly.

6.8.4. The Company shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of common stock upon conversion of shares of Series A Convertible Preferred Stock pursuant to this Section 6. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of common stock in a name other than that in which the shares of Series A Convertible Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Company the amount of any such tax or has established, to the satisfaction of the Company, that such tax has been paid.

6.9. Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Company's common stock or other stock or securities of the Company receivable upon a conversion of the Series A Convertible Preferred Stock not described in Section 6.1.1, provision shall be made so that the holders of the Series A Convertible Preferred Stock shall thereafter be entitled to receive upon conversion of the Series A Convertible Preferred Stock the number of shares of stock or other securities or property of the Company, to which a holder of such common stock or other stock or securities would have been entitled on such recapitalization.

7. PROTECTIVE PROVISIONS

7.1. The Company shall not, without the written consent of the holders of more than 50% of the Company's Series A Convertible Preferred Stock then outstanding, voting as a separate class:

7.1.1. amend, alter, change, or repeal any of the express terms of the Series A Convertible Preferred Stock in a manner prejudicial to the holders thereof;

7.1.2. create, authorize, or issue any new stock which, after issuance, would rank senior to the Series A Convertible Preferred Stock as to dividends or assets, or create, authorize, or issue any security convertible into shares of any stock so senior to the Series A Convertible Preferred Stock except, in either case, for the purpose of providing funds for the redemption of all of the Series A Convertible Preferred Stock then outstanding, such new stock not to be issued until such redemption shall have been agreed upon as necessary and authorized;

7.1.3. undertake any other action described in subsection (d) of Section 21.364 of the Texas Business Organizations Code other than clause (10) thereof; or

7.1.4. undertake any merger or consolidation if the plan or agreement of merger or consolidation contains a provision that would require approval by the Series A Convertible Preferred Stock under Section 21.364 if the provision was contained in a proposed amendment to the Certificate of Formation.

7.2. So long as at least 50% of the theretofore-issued shares of the Series A Convertible Preferred Stock are outstanding, the Company will not, without the written consent of the holders of more than 50% of the Company's Series A Convertible Preferred Stock then outstanding, voting as a separate class:

7.2.1. purchase or redeem any shares of the Company's common stock or on any other class or series of the Company's stock ranking junior to the Series A Convertible Preferred Stock as to dividends and assets unless all outstanding shares of Series A Convertible Preferred Stock are simultaneously purchased, redeemed, or converted into the Company's common stock; provided that this Section 7.2.1 shall not prohibit the Company from repurchasing or redeeming its stock or other securities of any class or series from former employees or consultants in connection with the cessation of their employment or services at the lower of fair market value or cost or otherwise in accordance with a pre-existing agreement; or

7.2.2. create or hold capital stock in any subsidiary that is not a wholly-owned subsidiary or dispose of any subsidiary stock or all or substantially all of any subsidiary's assets.

Except as set forth in Section 3, in Section 7.1, or in this Section 7.2, the Series A Convertible Preferred Stock shall not be entitled to vote as a separate class on any matter described in this Section 7.2.

7.3. So long as any shares of the Series A Convertible Preferred Stock are outstanding, the Company shall not increase or decrease the number of authorized shares of its common stock without (i) the consent of a majority of the shares of the Series A Convertible Preferred Stock and common stock then outstanding (voting as a single class) and (ii) the separate consent of a majority of the shares of the common stock then outstanding, in each case by vote at a meeting called for that purpose or by a written consent signed by the holders of such majority.

8. GENERAL

If any provision in this resolution shall be in conflict or inconsistent with any provision of the Certificate of Formation, the provisions of this resolution shall prevail and govern.

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

John Steen
Secretary of State

Office of the Secretary of State

August 07, 2013

Duggins Wren Mann & Romero, LLP
P O Box 1149, 600 Congress Avenue, 19th Floor
Austin, TX 78767 USA

RE: Metric Medical Devices, Inc.
File Number: 801109590

It has been our pleasure to file the Resolution establishing a series of Shares for the referenced entity. Enclosed is the certificate evidencing filing. Payment of the filing fee is acknowledged by this letter.

If we may be of further service at any time, please let us know.

Sincerely,

Corporations Section
Business & Public Filings Division
(512) 463-5555

Enclosure

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

John Steen
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

Metric Medical Devices, Inc.
File Number: 801109590

The undersigned, as Secretary of State of Texas, hereby certifies that the Resolution to an Established Series of Shares for the above named entity has been received in this office and has been found to conform to law.

ACCORDINGLY the undersigned, as Secretary of State, and by virtue of the authority vested in the Secretary by law hereby issues this Certificate of Filing.

Dated: 08/06/2013

Effective: 08/06/2013

John Steen
Secretary of State

Form 426
(Revised 05/11)

Return in duplicate to
Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
512 463-5555
FAX: 512 463-5709
Filing Fee: $15

Resolution Relating to a Series of Shares

This space reserved for office use

FILED
In the Office of the
Secretary of State of Texas
AUG 06 2013
Corporations Section

Entity Information

The name of the corporation is

Metric Medical Devices, Inc

State the name of the entity as currently shown in the records of the secretary of state

The file number issued to the filing entity by the secretary of state is: 801109590

Copy of Resolution
(Please check only one box.)

☒ A copy of a resolution establishing and designating a series of shares is attached

☐ A copy of a resolution increasing or decreasing the number of shares in an established series is attached

☐ A copy of a resolution deleting an established series is attached

☐ A copy of a resolution amending an established series is attached.

Adoption of Resolution

The resolution was adopted by all necessary action on the part of the corporation on
May 20, 2013
mm/dd/yyyy

Effectiveness of Filing (Select either A, B, or C.)

A. ☒ This document becomes effective when the document is filed by the secretary of state

B. ☐ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is:

C. ☐ This document takes effect upon the occurrence of a future event or fact, other than the passage of time. The 90th day after the date of signing is: ____________________

The following event or fact will cause the document to take effect in the manner described below:

____

____

Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument.

Date: August 5, 2013

____

W. Casey Fox, President

Signature and title of authorized officer

METRIC MEDICAL DEVICES, INC.

RESOLUTION ESTABLISHING SERIES B CONVERTIBLE PREFFERED STOCK

RESOLVED, that pursuant to the provisions of Article 4 of the Company's Certificate of Formation, as amended (the "Certificate of Formation"), there is hereby established a series of 3,225,806 shares of preferred stock, no par value, designated as Series B Convertible Preferred Stock and having the preferences, designations, rights, including voting rights, privileges, powers, restrictions, limitations, and qualifications of preferred stock as set forth in the Certificate of Formation, as the same may be hereafter amended, and the following additional preferences, designations, rights, including voting rights, privileges, powers, restrictions, limitations, and qualifications:

1. ORIGINAL AND ADJUSTED ISSUE PRICE AND DIVIDEND AMOUNT

1.1. The "Original Issue Price" of the Series B Convertible Preferred Stock is $0.93 per share and the "Original Dividend Amount" is $0.08 per share.

1.2. The Original Issue Price or Adjusted Issue Price (as applicable) shall be revised from time to time to a new "Adjusted Issue Price" to reflect any stock splits, combinations, subdivisions, or recapitalizations with respect to the Series B Convertible Preferred Stock so that the aggregate Adjusted Issue Price of all Series B Convertible Preferred Stock outstanding immediately after such revision is equal to the aggregate Original Issue Price or Adjusted Issue Price (as applicable) of all Series B Convertible Preferred Stock outstanding immediately before such revision.

1.3. In connection with any revision of the Original Issue Price or Adjusted Issue Price (as applicable), the Original Dividend Amount or Adjusted Dividend Amount (as applicable) shall be revised from time to time to a new "Adjusted Dividend Amount" so that the aggregate dividend that would be payable if a dividend equal to the new Adjusted Dividend Amount were declared on all Series B Convertible Preferred Stock outstanding immediately after such revision is equal to the aggregate dividend that would have been payable if a dividend equal to the old Original Dividend Amount or Adjusted Dividend Amount (as applicable) had been declared on all Series B Convertible Preferred Stock outstanding immediately before such revision.

2. DIVIDENDS

2.1. The Series B Convertible Preferred Stock shall be entitled, but only when and as declared by the Company's board of directors and only out of funds legally available for the payment of dividends, to a dividend equal to the Original Dividend Amount or Adjusted Dividend Amount (as applicable) in effect on the date on which such dividend is declared. Dividends on the Series B Convertible Preferred Stock are not cumulative, and the Company will have no obligation to declare any such dividend or to pay any such dividend unless and until declared.

2.2. So long as any shares of the Series B Convertible Preferred Stock are outstanding, dividends (other than dividends payable in shares of the Company's common stock) may be paid upon the Company's common stock or on any other class or series of the Company's stock

ranking junior to the Series B Convertible Preferred Stock as to dividends and assets only if the aggregate amount of all such dividends declared in a calendar year is less than or equal to the aggregate of all dividends which the Company has theretofore declared and paid in that calendar year on all Series B Dividend Parity Stock. Dividends shall not be payable in shares of the Company's common stock without the affirmative vote of the majority of the holders of outstanding common stock. This vote excludes the vote of holders of preferred stock voting on an as converted basis.

2.3. For purposes of this resolution, "Series B Dividend Parity Stock" means Series B Convertible Preferred Stock and any other class or series of the Company's stock that is designated as "Series B Dividend Parity Stock" in this statement of preferences, designations, rights, privileges, powers, restrictions, limitations, and qualifications or in such a statement with respect to such stock.

2.4. The Company's Series A Convertible Preferred Stock is hereby designated as Series B Dividend Parity Stock. The Series B Convertible Preferred Stock is hereby designated as Series A Dividend Parity Stock.

2.5. The holders of the Series B Convertible Preferred Stock will not be entitled in that capacity to any portion of any dividend declared or paid on any class or series of the Company's stock other than the Series B Convertible Preferred Stock. Dividends on the Series B Convertible Preferred Stock are not 'participating'.

3. VOTING

The holders of the Series B Convertible Preferred Stock shall have the power to vote as a single class with the holders of the Company's common stock (and other securities entitled to vote as a single class with the holders of the Company's common stock) on all matters upon which the holders of the Company's common stock are entitled to vote and shall be entitled to notice of any meeting of the shareholders of the Company at which such holders are entitled to vote. As to any matter upon which holders of the Series B Convertible Preferred Stock are entitled to vote, each holder of Series B Convertible Preferred Stock shall be entitled to one vote, in person or by proxy, for each share of common stock into which the Series B Convertible Preferred Stock standing in his name on the books of the Company would be converted if converted pursuant to Section 6.3 as of the record date for the meeting at which such vote is taken or as of the effective date of any action taken by written consent in lieu of a meeting. The foregoing notwithstanding, fractional rights to shares shall not be entitled to a fractional vote, and any fractional right shall be rounded to the nearest whole number for purposes of determining the votes to be cast by the holder thereof.

4. LIQUIDATION

4.1. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company or any Deemed Liquidation Event, each share of Series B Convertible Preferred Stock that is not converted as provided in Section 6.4 shall be entitled to be paid out of the assets available for distribution to its stockholders (before any payment shall be made to the holders, by reason of their ownership thereof, of the Company's common stock or any other class or series of the Company's stock ranking junior to the Series B Convertible Preferred Stock

as to dividends and assets) an amount (its "Liquidation Value") equal to its Original Issue Price or Adjusted Issue Price (as applicable). In the event that the Company's assets available for distribution to its stockholders in such an event do not, in the aggregate, have a value equal to the Liquidation Value of all of the then-outstanding shares of Series B Liquidation Parity Stock, the assets available for distribution shall be distributed among the then-outstanding shares of Series B Liquidation Parity Stock in proportion to the Liquidation Value of each such share. No amount other than that described above in this Section 4.1 shall be paid to holders of the Series B Convertible Preferred Stock (other than that converted as provided in Section 6.4) in respect of any liquidation, dissolution, or winding up of the Company or any Deemed Liquidation Event. The rights of the Series B Convertible Preferred Stock to liquidation proceeds on any voluntary or involuntary liquidation, dissolution, or winding up of the Company or any Deemed Liquidation Event are not 'participating'.

4.2. Unless the holders of more than 50% of the then-outstanding shares of Series B Liquidation Parity Stock, voting as a single class, elect otherwise by written notice sent to the Company, to the attention of its chief executive officer, at least 10 days prior to the effective date of any such event, a merger or consolidation of the Company with or into any other entity (other than one excepted below), or a sale, lease, transfer, exclusive license, or other disposition of all or substantially all of the assets of the Company (other than one excepted below) shall be a "Deemed Liquidation Event". There shall be excepted from the definition of a Deemed Liquidation Event any merger or consolidation in which the shares of capital stock of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity interests of (i) each surviving or resulting entity or (ii) if a surviving or resulting entity is a wholly owned subsidiary of another entity immediately following such merger or consolidation, the parent entity of such surviving or resulting entity. There shall also be excepted from the definition of a Deemed Liquidation Event any sale, lease, transfer, exclusive license, or other disposition of all or substantially all of the assets of the Company to a wholly owned subsidiary of the Company. In the case of a Deemed Liquidation Event, the entitlement of holders of the then-outstanding shares of the Series B Convertible Preferred Stock (other than that converted as provided in Section 6.4) to the liquidation preference established by this Section 4 shall not be abrogated or diminished in the event part of the consideration payable to the Company in such event is subject to escrow.

4.3. Effecting a Deemed Liquidation Event.

4.3.1. The Company shall not have the power to effect a Deemed Liquidation Event in the form of a merger or consolidation unless the agreement or plan of merger or consolidation for such transaction provides that the consideration payable to the stockholders of the Company shall be allocated among the holders of capital stock of the Company in accordance with Section 4.1.

4.3.2. In the event of a Deemed Liquidation Event in the form of a sale, lease, transfer, exclusive license, or other disposition of all or substantially all of the assets of the Company, if the Company does not effect a dissolution of the Company within 90 days after such Deemed Liquidation Event, then (i) the Company shall send a written notice to each holder

of Series B Convertible Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of the possible right to redemption pursuant to the terms of the following clause (ii) of such shares of Series B Convertible Preferred Stock, and (ii) if the holders of more than 50% of the then outstanding shares of Series B Liquidation Parity Stock , voting as a single class, so request in a written instrument delivered to the Company not later than 120 days after such Deemed Liquidation Event, the Company shall use its assets available for distribution to its stockholders, on the 150th day after such Deemed Liquidation Event, to redeem each outstanding share of Series B Convertible Preferred Stock at a price equal to its Liquidation Value. In the event that the Company's assets available for distribution to its stockholders in such an event do not, in the aggregate, have a value equal to the Liquidation Value of all of the then-outstanding shares of Series B Liquidation Parity Stock, the assets available for distribution shall be distributed, in redemption thereof, among the then-outstanding shares of Series B Liquidation Parity Stock in proportion to the Liquidation Value of each such share. Prior to the distribution or redemption provided for in this Section 4.3.2, the Company shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

4.3.3. The amount deemed paid or distributed to the holders of capital stock of the Company upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights, or securities paid or distributed to such holders by the Company or the acquiring person, firm or other entity. The value of such property, rights, or securities shall be determined in good faith by the Company's board of directors.

4.3.4. In the event of a redemption of shares of Series B Convertible Preferred Stock pursuant to Section 4.3, all rights of the holders of shares of Series B Convertible Preferred Stock to be so redeemed shall cease with respect to such shares, and such shares shall not thereafter be transferred on the books of the Company or be deemed to be outstanding for any purpose whatsoever.

4.4. For purposes of this resolution, "Series B Liquidation Parity Stock" means Series B Convertible Preferred Stock and any other class or series of the Company's stock that is designated as "Series B Liquidation Parity Stock" in this statement of preferences, designations, rights, privileges, powers, restrictions, limitations, and qualifications or in such a statement with respect to such stock.

4.5. The Company's Series A Convertible Preferred Stock is hereby designated as Series B Liquidation Parity Stock. The Series B Convertible Preferred Stock is hereby designated as Series A Liquidation Parity Stock.

5. REDEMPTION

The Series B Convertible Preferred Stock shall have no right to be redeemed except as provided in Section 4.3 or as may be otherwise agreed between the Company and the holders thereof. Except as provided in Section 4.3, the Company shall have no right to redeem any of the Series B Convertible Preferred Stock without the agreement of the holder thereof. The Company shall have the right to agree from time to time to redeem some or all of the Series B

Convertible Preferred Stock held by one or more holders. Except as provided in the last sentence of this Section 5, in the event that the Company determines to redeem any of the Series B Convertible Preferred Stock, each holder of the Series B Convertible Preferred Stock, if he so elects, will have the right in such redemption transaction to have so much of his Series B Convertible Preferred Stock redeemed as does not exceed his allocable share of the Series B Convertible Preferred Stock that is to be redeemed in such transaction. For this purpose each holder's allocable share is a fraction the numerator of which is the number of Series B Convertible Preferred Shares held by such holder and the denominator of which is the total number of Series B Convertible Preferred Shares outstanding, all as determined on a determination date designated by the Company. Such designation will be made in writing in a notice given to all holders of Series B Convertible Preferred Stock, which shall also describe the number of shares of Series B Convertible Preferred Stock that the Company proposes to redeem in the contemplated transaction and shall advise the holders of shares of Series B Convertible Preferred Stock that they have a right to participate in such redemption as set forth in this Section 5. A holder of shares of Series B Convertible Preferred Stock wishing to participate in such redemption must give the Company his written election to do so within 21 days of the date on which the Company gives such notice, specifying the number of shares which that holder desires to have redeemed. Such election will be irrevocable and binding on such holder and on the Company up to such holder's allocable share of the Series B Convertible Preferred Stock that is to be redeemed in such transaction, and to the extent that all holders do not elect to have their full allocable shares redeemed the Company may, in its discretion, redeem additional shares elected by any one or more holders, without any obligation to pro-rate such redemption of additional shares among the electing holders. The redemption price and terms of payment will be the same for each share redeemed in any single redemption transaction. The rights of a holder under this Section 5 do not apply to any redemption or purchase pursuant to (i) any stock transfer restriction described in Section 21.210 of the Texas Business Organizations Code as in effect from time to time, or (ii) any other agreement to redeem the stock of an employee of the Company upon the cessation of his employment.

6. CONVERSION

6.1. Conversion Price. The "Original Conversion Price" of the Company's common stock with respect to the Series B Convertible Preferred Stock shall be $0.93 per share. The Original Conversion Price and Adjusted Conversion Price (as applicable) of the Company's common stock with respect to the Series B Convertible Preferred Stock shall be revised from time to time to a new "Adjusted Conversion Price" with respect to the Series B Convertible Preferred Stock as follows:

6.1.1. The Original Conversion Price and Adjusted Conversion Price (as applicable) shall be revised to reflect any stock splits, combinations, subdivisions, or recapitalizations with respect to the Company's common stock so that the aggregate Adjusted Conversion Price of all common stock outstanding immediately after such revision is equal to the aggregate Original Conversion Price or Adjusted Conversion Price (as applicable) of all common stock outstanding immediately before such revision.

6.1.2. Unless the holders of more than 50% of the then-outstanding shares of Series B Convertible Preferred Stock elect otherwise by written notice sent to the Company, to

the attention of its chief executive officer, within 30 days following the effective date of such an event, in the event that (i) the Company issues additional common stock (or options or securities convertible into common stock) at an issuance price, or with a Price Equivalent, less than the Original Conversion Price or Adjusted Conversion Price (as applicable), or (ii) there is any termination, cancellation, amendment, or alteration of any option or conversion right that would affect the computation of the value of "A" or "B" in the formula below, the Original Conversion Price or Adjusted Conversion Price (as applicable) of the Company's common stock shall be revised to equal

$$CP_1 * (A+B) / (A+C)$$

where:

CP_1 = the Original Conversion Price or Adjusted Conversion Price (as applicable) in effect immediately prior to the event;

A = the number of shares of common stock deemed to be outstanding immediately prior to the event (including all shares of outstanding common stock, all shares of common stock into which all then-outstanding convertible securities would be converted if converted at that time pursuant to their terms, and all outstanding options to acquire common stock on an as-exercised basis; but not including any convertible securities converting into the securities being issued);

B = the aggregate consideration received by the Company with respect to the new issue as determined in good faith by the Company's board of directors (or, in the case of options or convertible securities, the Price Equivalent thereof) divided by CP_1, or in the case of any termination, cancellation, amendment, or alteration of any option or conversion right, the aggregate resulting change to the Price Equivalent thereof divided by CP_1; and

C = the number of shares of common stock issued in the new issue (or, in the case of options or convertible securities, the number of shares of common stock into which the options or convertible securities issued would be converted if exercised or converted at that time pursuant to the terms thereof) or in the case of any termination, cancellation, amendment, or alteration of any option or conversion right, the aggregate resulting change to the number of shares of common stock into which the options or convertible securities issued would be converted if exercised or converted at that time pursuant to the terms thereof.

For purposes of this Section 6, the "Price Equivalent" of an option or convertible security is the sum of the amount, if any, received by the Company in consideration of the issuance of such option or convertible security, plus the amount, if any, to be received by the Company upon the

exercise or conversion thereof in accordance with the terms of such option or convertible security, all as determined in good faith by the Company's board of directors.

Issuance of the Company's securities in the following circumstances will not give rise to a revision of the Original Conversion Price or Adjusted Conversion Price (as applicable) pursuant to this Section 6.1.2: (i) issuance of securities upon conversion of any of the Series B Convertible Preferred Stock, or as a dividend or distribution on the Series B Convertible Preferred Stock; (ii) issuance of securities upon the exercise of any option or warrant or the conversion of any debenture or other convertible security; (iii) issuance of the Company's common stock upon a stock split, stock dividend (or stock issued in lieu of a cash dividend), combination, subdivision, or recapitalization of shares of the Company's common stock; (iv) issuance of shares of the Company's common stock (or options to purchase such shares of its common stock) to employees or directors of, or consultants to, the Company pursuant to the Metric Medical Device, Inc. Stock Option Plan dated March 1, 2011 or any subsequent plan approved by the Company's board of directors; or (v) issuance of shares of the Company's common stock (or options or warrants to purchase shares of common stock) to the Company's investment bankers or financial advisors as approved by the Company's board of directors in connection with an offering of the Company's securities; or (vi) issuance of shares of the Company's common stock (or options or warrants to purchase shares of common stock) in connection with a bona fide business acquisition, business combination, or corporate partnering agreement of or by the Company, or in connection with research, collaboration, or similar arrangements, whether by merger, consolidation, sale of assets, sale or exchange of stock, or otherwise that is approved by the Company's board of directors.

6.1.3. Upon the occurrence of each adjustment to the Original Conversion Price or Adjusted Conversion Price pursuant to Section 6.1, the Company shall, as promptly as reasonably practicable but in any event not later than 30 days thereafter, compute such adjustment in accordance with the terms hereof and furnish to each holder of Series B Convertible Preferred Stock a certificate setting forth such adjustment and showing in detail the facts upon which such adjustment is based.

6.2. Conversion Ratio. The Conversion Ratio from time to time shall be the ratio between the then-effective Original Issue Price or Adjusted Issue Price and the then-effective Original Conversion Price or Adjusted Conversion Price.

6.3. Optional Conversion. At the election of any holder of shares of the Series B Convertible Preferred Stock at any time (except as provided below in this Section 6.3), some or all of the shares of the Series B Convertible Preferred Stock held by such holder may be converted into the Company's common stock at the Conversion Ratio in effect at the Conversion Time without the payment of any additional consideration by the holder thereof. The close of business on the date of receipt by the Company, as provided in Section 6.7.1, of certificates (or lost certificate affidavit and agreement) representing the shares to be so converted and the notice required by Section 6.7.1 shall be the "Conversion Time" for such transaction, and the shares of common stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. In the event of a liquidation, dissolution, or winding up of the Company or a Deemed Liquidation Event, a holder of shares of the Series B

Convertible Preferred Stock shall have no right under this Section 6.3 to convert any of such shares after the expiration of the 20 day election period described in Section 6.4 below.

6.4. Optional conversion on liquidation, dissolution, winding up, or Deemed Liquidation Event. At least 30 days prior to any contemplated liquidation, dissolution, or winding up of the Company or any Deemed Liquidation Event, the Company shall give notice thereof to each holder of shares of the Series B Convertible Preferred Stock. Within 20 days of receipt of that notice, any holder of shares of the Series B Convertible Preferred Stock may elect by written notice to the Company as provided in Section 6.7.1 to convert some or all of the shares of the Series B Convertible Preferred Stock held by such holder immediately before the effectiveness of (and conditioned on the consummation of) such liquidation, dissolution, winding up, or Deemed Liquidation Event. Provided that such liquidation, dissolution, winding up, or Deemed Liquidation Event is consummated, shares of the Series B Convertible Preferred Stock shall be converted in accordance with such holder's notice into the Company's common stock at the Conversion Ratio in effect at the Conversion Time. The "Conversion Time" for such conversion shall be immediately before the effective time of such liquidation, dissolution, winding up, or Deemed Liquidation Event, and the shares of common stock issuable upon such conversion shall be deemed to be outstanding of record as of such time.

6.5. Mandatory Conversion of all Series B Convertible Preferred Stock. Each share of Series B Convertible Preferred Stock then outstanding will automatically be converted into the Company's common stock at the Conversion Ratio in effect at the Conversion Time:

6.5.1. in the event of the closing of an underwritten public offering of the Company's common stock with an issuance price of at least two times the Original Issue Price or Adjusted Issue Price (as applicable) and gross proceeds to the Company of not less than $10,000,000, or

6.5.2. upon the written consent of the holders of more than 50% of the Series B Convertible Preferred Stock then outstanding.

The "Conversion Time" for a conversion described in Section 6.5.1 shall be immediately before the effective time of the closing of such public offering, and the "Conversion Time" for a conversion described in Section 6.5.2 shall be the end of business on the 3rd business day following the receipt of consents from the requisite number of holders of the Series B Convertible Preferred Stock. In either such case, the shares of common stock issuable upon such conversion shall be deemed to be outstanding of record as of such Conversion Time.

6.6. No Fractional Shares. No fractional shares of the Company's common stock shall be issued upon conversion of the Series B Convertible Preferred Stock. In lieu of any fractional share to which the holder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the fair market value of a share of common stock as determined in good faith by the Company's board of directors.

6.7. Mechanics of Conversion.

6.7.1. In order for a holder of Series B Convertible Preferred Stock to voluntarily convert shares of Series B Convertible Preferred Stock into shares of the Company's

common stock, or in the event of a mandatory conversion of shares of Series B Convertible Preferred Stock into shares of the Company's common stock and written notice thereof to such holder, the holder thereof shall surrender the certificate or certificates for such shares of Series B Convertible Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen, or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft, or destruction of such certificate), at the office of the Company. If required by the Company, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Company, duly executed by the registered holder or his attorney duly authorized in writing. In the case of a voluntary conversion, the holder shall include his irrevocable written notice that such holder elects to convert all or a specified number of the shares of the Series B Convertible Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of common stock to be issued. The Company shall, as soon as practicable after the Conversion Time, (i) issue and deliver to such holder of Series B Convertible Preferred Stock, or to his nominees, a certificate or certificates for the number of full shares of common stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Series B Convertible Preferred Stock represented by the surrendered certificate that were not converted into common stock, and (ii) pay in cash such amount as provided in Section 6.6 in lieu of any fraction of a share of common stock otherwise issuable upon such conversion.

6.7.2. The Company shall at all times while the Series B Convertible Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series B Convertible Preferred Stock, such number of its duly authorized shares of common stock as shall from time to time be sufficient to effect the conversion of all outstanding Series B Convertible Preferred Stock; and if at any time the number of authorized but unissued shares of common stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series B Convertible Preferred Stock, the Company shall take such corporate action as may be necessary to increase its authorized but unissued shares of common stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Formation. Before taking any action which would cause an adjustment reducing the Original Conversion Price or Adjusted Conversion Price (as applicable) below the then par value of the shares of the Company's common stock issuable upon conversion of the Series B Convertible Preferred Stock, the Company will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of common stock at the resulting Adjusted Conversion Price.

6.7.3. All shares of Series B Convertible Preferred Stock which shall have been converted as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of the Company's common stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 6.6 and to receive payment of any dividends declared but

unpaid thereon. Any shares of Series B Convertible Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Company may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series B Convertible Preferred Stock accordingly.

6.7.4. The Company shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of common stock upon conversion of shares of Series B Convertible Preferred Stock pursuant to this Section 6. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of common stock in a name other than that in which the shares of Series B Convertible Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Company the amount of any such tax or has established, to the satisfaction of the Company, that such tax has been paid.

6.8. Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Company's common stock or other stock or securities of the Company receivable upon a conversion of the Series B Convertible Preferred Stock not described in Section 6.1.1, provision shall be made so that the holders of the Series B Convertible Preferred Stock shall thereafter be entitled to receive upon conversion of the Series B Convertible Preferred Stock the number of shares of stock or other securities or property of the Company to which a holder of such common stock or other stock or securities would have been entitled on such recapitalization.

7. PROTECTIVE PROVISIONS

7.1. The Company shall not, without the written consent of the holders of more than 50% of the Company's Series B Convertible Preferred Stock then outstanding, voting as a separate class:

7.1.1. amend, alter, change, or repeal any of the express terms of the Series B Convertible Preferred Stock in a manner prejudicial to the holders thereof;

7.1.2. create, authorize, or issue any new stock which, after issuance, would rank senior to the Series B Convertible Preferred Stock as to dividends or assets, or create, authorize, or issue any security convertible into shares of any stock so senior to the Series B Convertible Preferred Stock except, in either case, for the purpose of providing funds for the redemption of all of the Series B Convertible Preferred Stock then outstanding, such new stock not to be issued until such redemption shall have been agreed upon as necessary and authorized;

7.1.3. undertake any other action described in subsection (d) of Section 21.364 of the Texas Business Organizations Code other than clause (10) thereof; or

7.1.4. undertake any merger or consolidation if the plan or agreement of merger or consolidation contains a provision that would require approval by the Series B Convertible Preferred Stock under Section 21.364 if the provision was contained in a proposed amendment to the Certificate of Formation.

7.2. So long as at least 50% of the theretofore-issued shares of the Series B Convertible Preferred Stock are outstanding, the Company will not, without the written consent of the holders of more than 50% of the Company's Series B Convertible Preferred Stock then outstanding, voting as a separate class:

7.2.1. purchase or redeem any shares of the Company's common stock or any other class or series of the Company's stock ranking junior to the Series B Convertible Preferred Stock as to dividends and assets unless all outstanding shares of Series B Liquidation Parity Stock are simultaneously purchased, redeemed, or converted into the Company's common stock; provided that this Section 7.2.1 shall not prohibit the Company from repurchasing or redeeming its stock or other securities of any class or series from former employees or consultants in connection with the cessation of their employment or services at the lower of fair market value or cost or otherwise in accordance with a pre-existing agreement; or

7.2.2. create or hold capital stock in any subsidiary that is not a wholly-owned subsidiary or dispose of any subsidiary stock or all or substantially all of any subsidiary's assets.

Except as set forth in Section 3, in Section 7.1, or in this Section 7.2, the Series B Convertible Preferred Stock shall not be entitled to vote as a separate class on any matter described in this Section 7.2.

7.3. So long as any shares of the Series B Convertible Preferred Stock are outstanding, the Company shall not increase or decrease the number of authorized shares of its common stock without the consent of a majority of the then-outstanding shares of Series B Liquidation Parity Stock and common stock (voting as a single class), and a majority of the then-outstanding shares of common stock (voting as a separate class), by vote at a meeting called for that purpose or by a written consent signed by the holders of such majority.

8. GENERAL

If any provision in this resolution shall be in conflict or inconsistent with any provision of the Certificate of Formation, the provisions of this resolution shall prevail and govern.

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Rolando B. Pablos
Secretary of State

Office of the Secretary of State

May 26, 2017

Duggins Wren Mann & Romero, LLP
600 CONGRESS AVE # 1900, P O Box 1149
Austin, TX 78767 USA

RE: Metric Medical Devices, Inc.
File Number: 801109590

It has been our pleasure to file the Certificate of Amendment for the referenced entity. Enclosed is the certificate evidencing filing. Payment of the filing fee is acknowledged by this letter.

If we may be of further service at any time, please let us know.

Sincerely,

Corporations Section
Business & Public Filings Division
(512) 463-5555

Enclosure

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Rolando B. Pablos
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING OF

Metric Medical Devices, Inc.
801109590

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Amendment for the above named entity has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

Dated: 05/25/2017

Effective: 05/25/2017

Rolando B. Pablos
Secretary of State

Form 424 **(Revised 05/11)** Submit in duplicate to: Secretary of State P.O. Box 13697 Austin, TX 78711-3697 512 463-5555 FAX: 512/463-5709 **Filing Fee: See instructions**	**Certificate of Amendment**	This space reserved for office use. FILED In the Office of the Secretary of State of Texas MAY 25 2017 Corporations Section

Entity Information

The name of the filing entity is:

Metric Medical Devices, Inc.

State the name of the entity as currently shown in the records of the secretary of state. If the amendment changes the name of the entity, state the old name and not the new name.

The filing entity is a: (Select the appropriate entity type below.)

- ☒ For-profit Corporation
- ☐ Nonprofit Corporation
- ☐ Cooperative Association
- ☐ Limited Liability Company
- ☐ Professional Corporation
- ☐ Professional Limited Liability Company
- ☐ Professional Association
- ☐ Limited Partnership

The file number issued to the filing entity by the secretary of state is: 801109590

The date of formation of the entity is: April 13, 2009

Amendments

1. Amended Name

(If the purpose of the certificate of amendment is to change the name of the entity, use the following statement)

The amendment changes the certificate of formation to change the article or provision that names the filing entity. The article or provision is amended to read as follows:

The name of the filing entity is: (state the new name of the entity below)

____

The name of the entity must contain an organizational designation or accepted abbreviation of such term, as applicable.

2. Amended Registered Agent/Registered Office

The amendment changes the certificate of formation to change the article or provision stating the name of the registered agent and the registered office address of the filing entity. The article or provision is amended to read as follows:

Registered Agent
(Complete either A or B, but not both. Also complete C.)

☐ A. The registered agent is an organization (cannot be entity named above) by the name of:

____

OR

☐ B. The registered agent is an individual resident of the state whose name is:

First Name	*M.I.*	*Last Name*	*Suffix*

The person executing this instrument affirms that the person designated as the new registered agent has consented to serve as registered agent.

C. The business address of the registered agent and the registered office address is:

Street Address (No P.O. Box)	*City*	*State*	*Zip Code*
		TX	

3. Other Added, Altered, or Deleted Provisions

Other changes or additions to the certificate of formation may be made in the space provided below. If the space provided is insufficient, incorporate the additional text by providing an attachment to this form. Please read the instructions to this form for further information on format.

Text Area (The attached addendum, if any, is incorporated herein by reference.)

☐ **Add** each of the following provisions to the certificate of formation. The identification or reference of the added provision and the full text are as follows:

☒ **Alter** each of the following provisions of the certificate of formation. The identification or reference of the altered provision and the full text of the provision as amended are as follows:

Article 4 - Authorized Shares

The Corporation is authorized to issue two classes of stock, respectively, common stock and preferred stock. The total number of shares that the Corporation is authorized to issue is 55,000,000. The total number of shares of common stock authorized to be issued is 40,000,000, par value $0.00005 per share (the "Common Stock"). The total number of shares of preferred stock authorized to be issued is 15,000,000, no par value per share (the "Preferred Stock"). The Board of Directors of the Corporation may establish series of unissued shares of its Preferred Stock from time to time by setting and determining the designations, preferences, limitations, and relative rights, including voting rights, of the shares of the series to be established to the same extent that the designations, preferences, limitations, or relative rights could be stated if fully specified in the Corporation's Certificate of Formation.

☐ **Delete** each of the provisions identified below from the certificate of formation.

Statement of Approval

The amendments to the certificate of formation have been approved in the manner required by the Texas Business Organizations Code and by the governing documents of the entity.

Effectiveness of Filing (Select either A, B, or C.)

A. ☒ This document becomes effective when the document is filed by the secretary of state.

B. ☐ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: ______________________

C. ☐ This document takes effect upon the occurrence of a future event or fact, other than the passage of time. The 90th day after the date of signing is: ______________________

The following event or fact will cause the document to take effect in the manner described below:

Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Date: May 25, 2017

By: [signature]

Signature of authorized person

W. Casey Fox, President

Printed or typed name of authorized person (see instructions)

Form 426
(Revised 05/11)

Return in duplicate to:
Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
512 463-5555
FAX: 512/463-5709
Filing Fee: $15

Resolution Relating to a Series of Shares

This space reserved for office use.

FILED
In the Office of the
Secretary of State of Texas
MAY 25 2017
Corporations Section

Entity Information

The name of the corporation is:

Metric Medical Devices, Inc.

State the name of the entity as currently shown in the records of the secretary of state.

The file number issued to the filing entity by the secretary of state is: 801109590

Copy of Resolution

(Please check only one box.)

☒ A copy of a resolution establishing and designating a series of shares is attached.

☐ A copy of a resolution increasing or decreasing the number of shares in an established series is attached.

☐ A copy of a resolution deleting an established series is attached.

☐ A copy of a resolution amending an established series is attached.

Adoption of Resolution

The resolution was adopted by all necessary action on the part of the corporation on:
05/10/2017
mm/dd/yyyy

Effectiveness of Filing (Select either A, B, or C.)

A. ☒ This document becomes effective when the document is filed by the secretary of state.

B. ☐ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: ____________________

C. ☐ This document takes effect upon the occurrence of a future event or fact, other than the passage of time. The 90th day after the date of signing is: ______________________

The following event or fact will cause the document to take effect in the manner described below:

____

____

Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument.

Date: May 25, 2017

President

Signature and title of authorized officer

METRIC MEDICAL DEVICES, INC.

RESOLUTION ESTABLISHING SERIES C CONVERTIBLE PREFFERED STOCK

RESOLVED, that pursuant to the provisions of Article 4 of the Company's Certificate of Formation, as amended (the "Certificate of Formation"), there is hereby established a series of 2,608,696 shares of preferred stock, no par value, designated as Series C Convertible Preferred Stock and having the preferences, designations, rights, including voting rights, privileges, powers, restrictions, limitations, and qualifications of preferred stock as set forth in the Certificate of Formation, as the same may be hereafter amended, and the following additional preferences, designations, rights, including voting rights, privileges, powers, restrictions, limitations, and qualifications:

1. ORIGINAL AND ADJUSTED ISSUE PRICE AND DIVIDEND AMOUNT

1.1. The "Original Issue Price" of the Series C Convertible Preferred Stock is $1.15 per share and the "Original Dividend Amount" is $0.08 per share.

1.2. The Original Issue Price or Adjusted Issue Price (as applicable) shall be revised from time to time to a new "Adjusted Issue Price" to reflect any stock splits, combinations, subdivisions, or recapitalizations with respect to the Series C Convertible Preferred Stock so that the aggregate Adjusted Issue Price of all Series C Convertible Preferred Stock outstanding immediately after such revision is equal to the aggregate Original Issue Price or Adjusted Issue Price (as applicable) of all Series C Convertible Preferred Stock outstanding immediately before such revision.

1.3. In connection with any revision of the Original Issue Price or Adjusted Issue Price (as applicable), the Original Dividend Amount or Adjusted Dividend Amount (as applicable) shall be revised from time to time to a new "Adjusted Dividend Amount" so that the aggregate dividend that would be payable if a dividend equal to the new Adjusted Dividend Amount were declared on all Series C Convertible Preferred Stock outstanding immediately after such revision is equal to the aggregate dividend that would have been payable if a dividend equal to the old Original Dividend Amount or Adjusted Dividend Amount (as applicable) had been declared on all Series C Convertible Preferred Stock outstanding immediately before such revision.

2. DIVIDENDS

2.1. The Series C Convertible Preferred Stock shall be entitled, but only when and as declared by the Company's board of directors and only out of funds legally available for the payment of dividends, to a dividend equal to the Original Dividend Amount or Adjusted Dividend Amount (as applicable) in effect on the date on which such dividend is declared. Dividends on the Series C Convertible Preferred Stock are not cumulative, and the Company will have no obligation to declare any such dividend or to pay any such dividend unless and until declared.

2.2. No dividend will be paid on a share of Series C Dividend Parity Stock unless a dividend is contemporaneously paid on each other share of Series C Dividend Parity Stock.

2.3. So long as any shares of the Series C Convertible Preferred Stock are outstanding, dividends (other than dividends payable in shares of the Company's common stock) may be paid upon the Company's common stock or on any other class or series of the Company's stock ranking junior to the Series C Convertible Preferred Stock as to dividends only if the aggregate amount of all such dividends declared in a calendar year is less than or equal to the aggregate of all dividends which the Company has theretofore declared and paid in that calendar year on all Series C Dividend Parity Stock. Dividends shall not be payable in shares of the Company's common stock without the affirmative vote of the majority of the holders of outstanding common stock. This vote excludes the vote of holders of preferred stock voting on an as converted basis.

2.4. For purposes of this resolution, "Series C Dividend Parity Stock" means Series C Convertible Preferred Stock and any other class or series of the Company's stock that is designated as "Series C Dividend Parity Stock" in this statement of preferences, designations, rights, privileges, powers, restrictions, limitations, and qualifications or in such a statement with respect to such stock.

2.5. The Company's Series A Convertible Preferred Stock and Series B Convertible Preferred Stock are hereby designated as Series C Dividend Parity Stock. The Series C Convertible Preferred Stock is hereby designated as Series A Dividend Parity Stock and Series B Dividend Parity Stock.

2.6. The holders of the Series C Convertible Preferred Stock will not be entitled in that capacity to any portion of any dividend declared or paid on any class or series of the Company's stock other than the Series C Convertible Preferred Stock. Dividends on the Series C Convertible Preferred Stock are not 'participating'.

3. VOTING

Except as otherwise provided in Article 7 hereof, the holders of the Series C Convertible Preferred Stock shall have the power to vote as a single class with the holders of the Company's common stock (and other securities entitled to vote as a single class with the holders of the Company's common stock) on all matters upon which the holders of the Company's common stock are entitled to vote and shall be entitled to notice of any meeting of the shareholders of the Company at which such holders are entitled to vote. As to any matter upon which holders of the Series C Convertible Preferred Stock are entitled to vote, each holder of Series C Convertible Preferred Stock shall be entitled to one vote, in person or by proxy, for each share of common stock into which the Series C Convertible Preferred Stock standing in his name on the books of the Company would be converted if converted pursuant to Section 6.3 as of the record date for the meeting at which such vote is taken or as of the effective date of any action taken by written consent in lieu of a meeting. The foregoing notwithstanding, fractional rights to shares shall not be entitled to a fractional vote, and any fractional right shall be rounded to the nearest whole number for purposes of determining the votes to be cast by the holder thereof.

4. LIQUIDATION

4.1. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company or any Deemed Liquidation Event, each share of Series C Convertible Preferred Stock that is not converted as provided in Section 6.4 shall be entitled to be paid out of

the assets available for distribution to its stockholders (before any payment shall be made to the holders, by reason of their ownership thereof, of the Company's common stock) an amount (its "Liquidation Value") equal to its Original Issue Price or Adjusted Issue Price (as applicable). In the event that the Company's assets available for distribution to its stockholders do not, in the aggregate, have a value equal to the Liquidation Value of all of the then-outstanding shares of Series C Convertible Preferred and Series B Liquidation Parity Stock, the assets available for distribution shall be distributed among the then-outstanding shares of Series C Convertible Preferred and Series B Liquidation Parity Stock in proportion to the Liquidation Value of each such share. Thereafter, if and only if any assets remain available for distribution to its stockholders, the Series C Convertible Preferred that is not converted shall be entitled to be paid out an amount up to its Original Issue Price or Adjusted Issue Price (as applicable) per share out of such remaining assets (before any payment shall be made to the holders, by reason of their ownership thereof, of the Company's common stock or any other class or series of the Company's stock ranking junior to the Series C Convertible Preferred as to dividends and assets). No amount other than that described above in this Section 4.1 shall be paid to holders of the Series C Convertible Preferred Stock (other than that converted as provided in Section 6.4) in respect of any liquidation, dissolution, or winding up of the Company or any Deemed Liquidation Event. The rights of the Series C Convertible Preferred Stock to liquidation proceeds on any voluntary or involuntary liquidation, dissolution, or winding up of the Company or any Deemed Liquidation Event are not 'participating'.

4.2. Unless the holders of more than 50% of the then-outstanding shares of Series C Convertible Preferred and Series B Liquidation Parity Stock, voting as a single class, elect otherwise by written notice sent to the Company, to the attention of its chief executive officer, at least 10 days prior to the effective date of any such event, a merger or consolidation of the Company with or into any other entity (other than one excepted below), or a sale, lease, transfer, exclusive license, or other disposition of all or substantially all of the assets of the Company (other than one excepted below) shall be a "Deemed Liquidation Event". There shall be excepted from the definition of a Deemed Liquidation Event any merger or consolidation in which the shares of capital stock of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity interests of (i) each surviving or resulting entity or (ii) if a surviving or resulting entity is a wholly owned subsidiary of another entity immediately following such merger or consolidation, the parent entity of such surviving or resulting entity. There shall also be excepted from the definition of a Deemed Liquidation Event any sale, lease, transfer, exclusive license, or other disposition of all or substantially all of the assets of the Company to a wholly owned subsidiary of the Company. In the case of a Deemed Liquidation Event, the entitlement of holders of the then-outstanding shares of the Series C Convertible Preferred Stock (other than that converted as provided in Section 6.4) to the liquidation preference established by this Section 4 shall not be abrogated or diminished in the event part of the consideration payable to the Company in such event is subject to escrow.

4.3. Effecting a Deemed Liquidation Event.

4.3.1. The Company shall not have the power to effect a Deemed Liquidation Event in the form of a merger or consolidation unless the agreement or plan of merger or

consolidation for such transaction provides that the consideration payable to the stockholders of the Company shall be allocated among the holders of capital stock of the Company in accordance with Section 4.1.

4.3.2. In the event of a Deemed Liquidation Event in the form of a sale, lease, transfer, exclusive license, or other disposition of all or substantially all of the assets of the Company, if the Company does not effect a dissolution of the Company within 90 days after such Deemed Liquidation Event, then (i) the Company shall send a written notice to each holder of Series C Convertible Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of the possible right to redemption pursuant to the terms of the following clause (ii) of such shares of Series C Convertible Preferred Stock, and (ii) if the holders of more than 50% of the then outstanding shares of Series C Convertible Preferred and the Series B Liquidation Parity Stock, voting as a single class, so request in a written instrument delivered to the Company not later than 120 days after such Deemed Liquidation Event, the Company shall use its assets available for distribution to its stockholders, on the 150th day after such Deemed Liquidation Event, to redeem each outstanding share of Series C Convertible Preferred Stock and each outstanding share of Series B Liquidation Parity Stock at a price equal to their respective Liquidation Values. Thereafter, if the Company has remaining assets available for distribution to its stockholders in accordance with applicable law, then in addition to the forgoing payment pursuant to the redemption, the holders of the Series C Convertible Preferred shall be entitled to a cash payment of up to its Original Issue Price or Adjusted Issue Price (as applicable) per share of Series C Convertible Preferred from such remaining assets. In the event that the Company's assets available for distribution to its stockholders in such an event do not, in the aggregate, have a value equal to the Liquidation Value of all of the then-outstanding shares of Series B Liquidation Parity Stock and Series C Convertible Preferred, the assets available for distribution shall be distributed, in redemption thereof, among the then-outstanding shares of Series C Convertible Preferred and Series B Liquidation Parity Stock in proportion to the Liquidation Value of each such share and the Series C Convertible Preferred shall not be entitled to the additional cash payment described above. Prior to the distribution or redemption provided for in this Section 4.3.2, the Company shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

4.3.3. The amount deemed paid or distributed to the holders of capital stock of the Company upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights, or securities paid or distributed to such holders by the Company or the acquiring person, firm or other entity. The value of such property, rights, or securities shall be determined in good faith by the Company's board of directors.

4.3.4. In the event of a redemption of shares of Series C Convertible Preferred Stock pursuant to Section 4.3, all rights of the holders of shares of Series C Convertible Preferred Stock to be so redeemed shall cease with respect to such shares, and such shares shall not thereafter be transferred on the books of the Company or be deemed to be outstanding for any purpose whatsoever.

4.4. For purposes of this resolution, "Series B Liquidation Parity Stock" means the class or series of the Company's stock that is designated as "Series B Liquidation Parity Stock" in the statement of preferences, designations, rights, privileges, powers, restrictions, limitations, and qualifications adopted by the board of directors with respect to the establishment of Series B Convertible Preferred stock or in such a statement with respect to such stock (the "Series B Specifications"). As of the date of the adoption of this resolution, the Series B Specifications provide that the Company's Series B Convertible Preferred Stock and Series A Convertible Preferred Stock are designated as "Series B Liquidation Parity Stock" and the Company's Series B Convertible Preferred Stock is designated as "Series A Liquidation Parity Stock".

5. REDEMPTION

The Series C Convertible Preferred Stock shall have no right to be redeemed except as provided in Section 4.3 or as may be otherwise agreed between the Company and the holders thereof. Except as provided in Section 4.3, the Company shall have no right to redeem any of the Series C Convertible Preferred Stock without the agreement of the holder thereof. The Company shall have the right to agree from time to time to redeem some or all of the Series C Convertible Preferred Stock held by one or more holders. Except as provided in the last sentence of this Section 5, in the event that the Company determines to redeem any of the Series C Convertible Preferred Stock, each holder of the Series C Convertible Preferred Stock, if he so elects, will have the right in such redemption transaction to have so much of his Series C Convertible Preferred Stock redeemed as does not exceed his allocable share of the Series C Convertible Preferred Stock that is to be redeemed in such transaction. For this purpose each holder's allocable share is a fraction the numerator of which is the number of Series C Convertible Preferred Shares held by such holder and the denominator of which is the total number of Series C Convertible Preferred Shares outstanding, all as determined on a determination date designated by the Company. Such designation will be made in writing in a notice given to all holders of Series C Convertible Preferred Stock, which shall also describe the number of shares of Series C Convertible Preferred Stock that the Company proposes to redeem in the contemplated transaction and shall advise the holders of shares of Series C Convertible Preferred Stock that they have a right to participate in such redemption as set forth in this Section 5. A holder of shares of Series C Convertible Preferred Stock wishing to participate in such redemption must give the Company his written election to do so within 21 days of the date on which the Company gives such notice, specifying the number of shares which that holder desires to have redeemed. Such election will be irrevocable and binding on such holder and on the Company up to such holder's allocable share of the Series C Convertible Preferred Stock that is to be redeemed in such transaction, and to the extent that all holders do not elect to have their full allocable shares redeemed the Company may, in its discretion, redeem additional shares elected by any one or more holders, without any obligation to pro-rate such redemption of additional shares among the electing holders. The redemption price and terms of payment will be the same for each share redeemed in any single redemption transaction. The rights of a holder under this Section 5 do not apply to any redemption or purchase pursuant to (i) any stock transfer restriction described in Section 21.210 of the Texas Business Organizations Code as in effect from time to time, or (ii) any other agreement to redeem the stock of an employee of the Company upon the cessation of his employment.

6. CONVERSION

6.1. Conversion Price. The "Original Conversion Price" of the Company's common stock with respect to the Series C Convertible Preferred Stock shall be $1.15 per share. The Original Conversion Price and Adjusted Conversion Price (as applicable) of the Company's common stock with respect to the Series C Convertible Preferred Stock shall be revised from time to time to a new "Adjusted Conversion Price" with respect to the Series C Convertible Preferred Stock as follows:

6.1.1. The Original Conversion Price and Adjusted Conversion Price (as applicable) shall be revised to reflect any stock splits, combinations, subdivisions, or recapitalizations with respect to the Company's common stock so that the aggregate Adjusted Conversion Price of all common stock outstanding immediately after such revision is equal to the aggregate Original Conversion Price or Adjusted Conversion Price (as applicable) of all common stock outstanding immediately before such revision.

6.1.2. Unless the holders of more than 50% of the then-outstanding shares of Series C Convertible Preferred Stock elect otherwise by written notice sent to the Company, to the attention of its chief executive officer, within 30 days following the effective date of such an event, in the event that (i) the Company issues additional common stock (or options or securities convertible into common stock) at an issuance price, or with a Price Equivalent, less than the Original Conversion Price or Adjusted Conversion Price (as applicable), or (ii) there is any termination, cancellation, amendment, or alteration of any option or conversion right that would affect the computation of the value of "A" or "B" in the formula below, the Original Conversion Price or Adjusted Conversion Price (as applicable) of the Company's common stock shall be revised to equal

$$CP_1 * (A+B) / (A+C)$$

where:

CP_1 = the Original Conversion Price or Adjusted Conversion Price (as applicable) in effect immediately prior to the event;

A = the number of shares of common stock deemed to be outstanding immediately prior to the event (including all shares of outstanding common stock, all shares of common stock into which all then-outstanding convertible securities would be converted if converted at that time pursuant to their terms, and all outstanding options to acquire common stock on an as-exercised basis; but not including any convertible securities converting into the securities being issued);

B = the aggregate consideration received by the Company with respect to the new issue as determined in good faith by the Company's board of directors (or, in the case of options or convertible securities, the Price Equivalent thereof) divided by CP_1, or in the case of any termination, cancellation, amendment, or alteration of any option or conversion

right, the aggregate resulting change to the Price Equivalent thereof divided by CP_1; and

C = the number of shares of common stock issued in the new issue (or, in the case of options or convertible securities, the number of shares of common stock into which the options or convertible securities issued would be converted if exercised or converted at that time pursuant to the terms thereof) or in the case of any termination, cancellation, amendment, or alteration of any option or conversion right, the aggregate resulting change to the number of shares of common stock into which the options or convertible securities issued would be converted if exercised or converted at that time pursuant to the terms thereof.

For purposes of this Section 6, the "Price Equivalent" of an option or convertible security is the sum of the amount, if any, received by the Company in consideration of the issuance of such option or convertible security, plus the amount, if any, to be received by the Company upon the exercise or conversion thereof in accordance with the terms of such option or convertible security, all as determined in good faith by the Company's board of directors.

Issuance of the Company's securities in the following circumstances will not give rise to a revision of the Original Conversion Price or Adjusted Conversion Price (as applicable) pursuant to this Section 6.1.2: (i) issuance of securities upon conversion of any of the Series C Convertible Preferred Stock, or as a dividend or distribution on the Series C Convertible Preferred Stock; (ii) issuance of securities upon the exercise of any option or warrant or the conversion of any debenture or other convertible security; (iii) issuance of the Company's common stock upon a stock split, stock dividend (or stock issued in lieu of a cash dividend), combination, subdivision, or recapitalization of shares of the Company's common stock; (iv) issuance of shares of the Company's common stock (or options to purchase such shares of its common stock) to employees or directors of, or consultants to, the Company pursuant to the Metric Medical Device, Inc. Stock Option Plan dated March 1, 2011 or any subsequent plan approved by the Company's board of directors; or (v) issuance of shares of the Company's common stock (or options or warrants to purchase shares of common stock) to the Company's investment bankers or financial advisors as approved by the Company's board of directors in connection with an offering of the Company's securities; or (vi) issuance of shares of the Company's common stock (or options or warrants to purchase shares of common stock) in connection with a bona fide business acquisition, business combination, or corporate partnering agreement of or by the Company, or in connection with research, collaboration, or similar arrangements, whether by merger, consolidation, sale of assets, sale or exchange of stock, or otherwise that is approved by the Company's board of directors.

6.1.3. Upon the occurrence of each adjustment to the Original Conversion Price or Adjusted Conversion Price pursuant to Section 6.1, the Company shall, as promptly as reasonably practicable but in any event not later than 30 days thereafter, compute such adjustment in accordance with the terms hereof and furnish to each holder of Series C Convertible Preferred Stock a certificate setting forth such adjustment and showing in detail the facts upon which such adjustment is based.

6.2. Conversion Ratio. The Conversion Ratio from time to time shall be the ratio between the then-effective Original Issue Price or Adjusted Issue Price and the then-effective Original Conversion Price or Adjusted Conversion Price. In the absence of any adjustment to the Original Issue Price or Original Conversion Price, the Conversion Ratio for a conversion will be one share of Common Stock for one share of Series C Convertible Preferred.

6.3. Optional Conversion. At the election of any holder of shares of the Series C Convertible Preferred Stock at any time (except as provided below in this Section 6.3), some or all of the shares of the Series C Convertible Preferred Stock held by such holder may be converted into the Company's common stock at the Conversion Ratio without the payment of any additional consideration by the holder thereof. The close of business on the date of receipt by the Company, as provided in Section 6.7.1, of certificates (or lost certificate affidavit and agreement) representing the shares to be so converted and the notice required by Section 6.7.1 shall be the "Conversion Time" for such transaction, and the shares of common stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. In the event of a liquidation, dissolution, or winding up of the Company or a Deemed Liquidation Event, a holder of shares of the Series C Convertible Preferred Stock shall have no right under this Section 6.3 to convert any of such shares upon and at any time following receipt of the notice from the Company described in Section 6.4 below.

6.4. Optional conversion on liquidation, dissolution, winding up, or Deemed Liquidation Event. At least 30 days prior to any contemplated liquidation, dissolution, or winding up of the Company or any Deemed Liquidation Event, the Company shall give notice thereof to each holder of shares of the Series C Convertible Preferred Stock. Within 20 days of receipt of that notice, any holder of shares of the Series C Convertible Preferred Stock may elect by written notice to the Company as provided in Section 6.7.1 to convert some or all of the shares of the Series C Convertible Preferred Stock held by such holder immediately before the effectiveness of (and conditioned on the consummation of) such liquidation, dissolution, winding up, or Deemed Liquidation Event. Provided that such liquidation, dissolution, winding up, or Deemed Liquidation Event is consummated, shares of the Series C Convertible Preferred Stock shall be converted in accordance with such holder's notice into the Company's common stock at the Conversion Ratio. In addition, and subject to the conditions set forth herein, the holder of the Series C Convertible Preferred being converted shall be entitled to an additional cash payment of up to the Original Issue Price or Adjusted Issue Price, as applicable, per share to the extent assets are available for distribution to its stockholders in accordance with applicable law. The holders of the Series C Convertible Preferred being converted shall be entitled to receive such payment if and only if the assets available for distribution to its stockholders in such contemplated liquidation, dissolution, or winding up of the Company or any Deemed Liquidation Event (prior to making such payment), in the aggregate, have a value in excess of the Liquidation Value of all of the then-outstanding shares of Series C Convertible Preferred and Series B Liquidation Parity Stock. The "Conversion Time" for such conversion shall be immediately before the effective time of such liquidation, dissolution, winding up, or Deemed Liquidation Event, and the shares of common stock issuable upon such conversion shall be deemed to be outstanding of record as of such time.

6.5. Mandatory Conversion of all Series C Convertible Preferred Stock. Each share of Series C Convertible Preferred Stock then outstanding will automatically be converted into the Company's common stock at the Conversion Ratio in effect at the Conversion Time:

6.5.1. in the event of the closing of an underwritten public offering of the Company's common stock with an issuance price of at least two times the Original Issue Price or Adjusted Issue Price (as applicable) and gross proceeds to the Company of not less than $10,000,000, or

6.5.2. upon the written consent of the holders of more than 50% of the Series C Convertible Preferred Stock then outstanding.

The "Conversion Time" for a conversion described in Section 6.5.1 shall be immediately before the effective time of the closing of such public offering, and the "Conversion Time" for a conversion described in Section 6.5.2 shall be the end of business on the 3rd business day following the receipt of consents from the requisite number of holders of the Series C Convertible Preferred Stock. In either such case, the shares of common stock issuable upon such conversion shall be deemed to be outstanding of record as of such Conversion Time.

6.6. No Fractional Shares. No fractional shares of the Company's common stock shall be issued upon conversion of the Series C Convertible Preferred Stock. In lieu of any fractional share to which the holder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the fair market value of a share of common stock as determined in good faith by the Company's board of directors.

6.7. Mechanics of Conversion.

6.7.1. In order for a holder of Series C Convertible Preferred Stock to voluntarily convert shares of Series C Convertible Preferred Stock into shares of the Company's common stock, or in the event of a mandatory conversion of shares of Series C Convertible Preferred Stock into shares of the Company's common stock and written notice thereof to such holder, the holder thereof shall surrender the certificate or certificates for such shares of Series C Convertible Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen, or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft, or destruction of such certificate), at the office of the Company. If required by the Company, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Company, duly executed by the registered holder or his attorney duly authorized in writing. In the case of a voluntary conversion, the holder shall include his irrevocable written notice that such holder elects to convert all or a specified number of the shares of the Series C Convertible Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of common stock to be issued. The Company shall, as soon as practicable after the Conversion Time, (i) issue and deliver to such holder of Series C Convertible Preferred Stock, or to his nominees, a certificate or certificates for the number of full shares of common stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of

the shares of Series C Convertible Preferred Stock represented by the surrendered certificate that were not converted into common stock, (ii) pay in cash any amount due under Section 6.4 hereof, if any, and (iii) pay in cash such amount as provided in Section 6.6 in lieu of any fraction of a share of common stock otherwise issuable upon such conversion.

6.7.2. The Company shall at all times while the Series C Convertible Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series C Convertible Preferred Stock, such number of its duly authorized shares of common stock as shall from time to time be sufficient to effect the conversion of all outstanding Series C Convertible Preferred Stock; and if at any time the number of authorized but unissued shares of common stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series C Convertible Preferred Stock, the Company shall take such corporate action as may be necessary to increase its authorized but unissued shares of common stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Formation. Before taking any action which would cause an adjustment reducing the Original Conversion Price or Adjusted Conversion Price (as applicable) below the then par value of the shares of the Company's common stock issuable upon conversion of the Series C Convertible Preferred Stock, the Company will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of common stock at the resulting Adjusted Conversion Price.

6.7.3. All shares of Series C Convertible Preferred Stock which shall have been converted as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of the Company's common stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 6.6 and to receive payment of any dividends declared but unpaid thereon. Any shares of Series C Convertible Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Company may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series C Convertible Preferred Stock accordingly.

6.7.4. The Company shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of common stock upon conversion of shares of Series C Convertible Preferred Stock pursuant to this Section 6. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of common stock in a name other than that in which the shares of Series C Convertible Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Company the amount of any such tax or has established, to the satisfaction of the Company, that such tax has been paid.

6.8. Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Company's common stock or other stock or securities of the Company receivable upon a conversion of the Series C Convertible Preferred Stock not described in

Section 6.1.1, provision shall be made so that the holders of the Series C Convertible Preferred Stock shall thereafter be entitled to receive upon conversion of the Series C Convertible Preferred Stock the number of shares of stock or other securities or property of the Company to which a holder of such common stock or other stock or securities would have been entitled on such recapitalization.

7. PROTECTIVE PROVISIONS

7.1. The Company shall not, without the written consent of the holders of more than 50% of the Company's Series C Convertible Preferred Stock then outstanding, voting as a separate class:

7.1.1. amend, alter, change, or repeal any of the express terms of the Series C Convertible Preferred Stock in a manner prejudicial to the holders thereof;

7.1.2. create, authorize, or issue any new stock which, after issuance, would rank senior to the Series C Convertible Preferred Stock as to dividends or assets, or create, authorize, or issue any security convertible into shares of any stock so senior to the Series C Convertible Preferred Stock except, in either case, for the purpose of providing funds for the redemption of all of the Series C Convertible Preferred Stock then outstanding, such new stock not to be issued until such redemption shall have been agreed upon as necessary and authorized;

7.1.3. undertake any other action described in subsection (d) of Section 21.364 of the Texas Business Organizations Code other than clause (10) thereof; or

7.1.4. undertake any merger or consolidation if the plan or agreement of merger or consolidation contains a provision that would require approval by the Series C Convertible Preferred Stock under Section 21.364 if the provision was contained in a proposed amendment to the Certificate of Formation.

7.2. So long as at least 50% of the theretofore-issued shares of the Series C Convertible Preferred Stock are outstanding, the Company will not, without the written consent of the holders of more than 50% of the Company's Series C Convertible Preferred Stock then outstanding, voting as a separate class:

7.2.1. purchase or redeem any shares of the Company's common stock or any other class or series of the Company's stock ranking junior to the Series C Convertible Preferred Stock as to dividends and assets unless all outstanding shares of the Series C Convertible Preferred and Series B Liquidation Parity Stock are simultaneously purchased, redeemed, or converted into the Company's common stock; provided that this Section 7.2.1 shall not prohibit the Company from repurchasing or redeeming its stock or other securities of any class or series from former employees or consultants in connection with the cessation of their employment or services at the lower of fair market value or cost or otherwise in accordance with a pre-existing agreement; or

7.2.2. create or hold capital stock in any subsidiary that is not a wholly-owned subsidiary or dispose of any subsidiary stock or all or substantially all of any subsidiary's assets.

Except as set forth in Section 3, in Section 7.1, or in this Section 7.2, the Series C Convertible Preferred Stock shall not be entitled to vote as a separate class on any matter described in this Section 7.2.

7.3. So long as any shares of the Series C Convertible Preferred Stock are outstanding, the Company shall not increase or decrease the number of authorized shares of its common stock without the consent of a majority of the then-outstanding shares of Series C Dividend Parity Stock and common stock (voting as a single class), and a majority of the then-outstanding shares of common stock (voting as a separate class), by vote at a meeting called for that purpose or by a written consent signed by the holders of such majority.

8. GENERAL

If any provision in this resolution shall be in conflict or inconsistent with any provision of the Certificate of Formation, the provisions of this resolution shall prevail and govern.

METRIC MEDICAL DEVICES, INC.

UNANIMOUS WRITTEN CONSENT OF THE BOARD OF DIRECTORS IN LIEU OF A SPECIAL MEETING

November 2, 2022

The undersigned, being all of the members of the Board of Directors of Metric Medical Devices, Inc., a Texas corporation (the "Corporation"), do hereby adopt by unanimous written consent in lieu of a meeting, pursuant to Section 6.201 and 21.415 of the Texas Business Organizations Code and Section 4.7 of the Bylaws of the Corporation, the following preambles and resolutions effective as of the date set forth above.

WHEREAS, the Board of Directors established a series of shares of its preferred stock pursuant to that certain Resolution Establishing Series C Convertible Preferred Stock, filed with the Secretary of State of the State of Texas on May 25, 2017 (the "Original Resolution"), which established and designated the Series C Convertible Preferred Stock of the Company (the "Series C Convertible Preferred Stock");

WHEREAS, the Board of Directors deems it advisable and in the best interests of the Corporation and its shareholders to amend the Original Resolution to increase the number of authorized shares of the Series C Convertible Preferred Stock from 2,608,696 to 2,657,381 and to issue the additional shares so authorized;

WHEREAS, the Corporation desires to approve the return funds previously received by the Corporation for the purchase of shares of Series C Convertible Preferred Stock which were not authorized at the time such funds were received by the Corporation [and to approve the written agreement regarding such transaction]; and

NOW THEREFORE, BE IT:

RESOLVED, that the Board of Directors hereby approves the return of $74,991.50 received by the Company from The Nancy C. Fox Trust (the "Fox Shareholders") on June 1, 2021 related to the purchase of 65,210 shares of Series C Convertible Preferred Stock under Subscription Agreement #641 (the "Subscription Agreement") but which sale of shares caused an over subscription of 48,685 shares that were not yet authorized by the Corporation and the Board of Directors approves the rescission and cancellation of the Subscription Agreement, and the President, Vice President or the Secretary is authorized to execute on behalf of the Corporation a written agreement on such terms and conditions as may be approved by such officer, his approval to be conclusively evidenced by the execution thereof, which memorializes the agreement of the parties with respect to such transaction; and further;

RESOLVED, that the Board of Directors hereby approves amending the Corporation's Certificate of Formation and Original Resolution by adopting the Resolution Increasing the Number of Shares of Series C Convertible Preferred Stock, which is attached hereto as Exhibit A

(the “Resolution”), which increases the number of shares of the series of Preferred Stock of the Corporation designated as Series C Convertible Preferred Stock from 2,608,696 to 2,657,381 shares; and further

RESOLVED, that the officers of the Corporation be, and each of them hereby is, authorized and directed to make, execute and file with the Secretary of State of the State of Texas, in accordance with the provisions of Sections 21.155(c) and 21.156(a) of the Texas Business Organizations Code, the Resolution;

RESOLVED, that upon the filing with and acceptance of the Resolution by the Secretary of State, the Corporation is hereby authorized to issue and sell 65,210 shares to include the additional 48,685 shares and 16,525 shares (to total to the 65,210 shares returned) Series C Convertible Preferred Stock to the Fox Shareholders on such terms as were identified in the Term Sheet for Series C Convertible Preferred Stock Financing of Metric Medical Devices, Inc. with related Warrants for Common Stock dated May 21, 2017 and the President, Vice President or the Secretary is authorized to execute on behalf of the Corporation a subscription agreement with respect to the purchase of shares on such terms and conditions as may be approved by such officer, his approval to be conclusively evidenced by the execution thereof, which memorializes the agreement of the parties with respect to the sale of such shares; and further

RESOLVED, that the Corporation shall reserve sufficient shares of Common Stock for issuance pursuant to the conversion rights for the Series C Convertible Preferred Stock; and further

RESOLVED, that the President, any Vice President, or the Secretary of the Corporation be, and each of them acting alone is, hereby authorized, empowered and directed, for and on behalf of the Corporation, to take or cause to be taken any and all actions, including, without limitation, the execution, acknowledgment, filing, amendment and delivery of any and all papers, agreements, documents, instruments and certificates, as such officers may deem necessary or advisable to consummate the transaction set forth herein, and otherwise carry out the purposes and intent of the foregoing resolutions; the performance of any such acts and the execution, acknowledgment, filing and delivery by such officers of any such papers, agreements, documents, instruments and certificates shall conclusively evidence their authority therefor;

RESOLVED, that the officers of the Corporation be, and each of them hereby is, authorized and directed to take, or cause to be taken, such further action and to prepare or cause to be prepared and to execute and deliver, or to cause to be executed and delivered, in the name and on behalf of the Corporation all such further instruments and documents as any officer may deem to be necessary or advisable to effect the purpose and intent of the these resolutions and to be in the best interests of the Corporation (as conclusively evidenced by the taking of such action or the execution and delivery of such instruments, as the case may be, by or under the direction of any authorized officer).

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned directors have duly executed this Unanimous Written Consent to be effective as of the date set forth above.

W. Casey Fox

W. Casey Fox, Director

Jamie Grooms, Director

Gary Frashier, Director

Walt Simmons, III, Director

IN WITNESS WHEREOF, the undersigned directors have duly executed this Unanimous Written Consent to be effective as of the date set forth above.

W. Casey Fox

W. Casey Fox, Director

Jamie Grooms, Director

Gary Frashier

Gary Frashier, Director

Walt Simmons, III, Director

EXHIBIT A

METRIC MEDICAL DEVICES, INC.

RESOLUTION INCREASING NUMBER OF SHARES SERIES C CONVERTIBLE PREFERRED STOCK

Metric Medical Devices, Inc., a Texas corporation (the "Corporation"), pursuant to Section 21.155(c) of the Texas Business Organizations Code and the authority expressly vested in the Board of Directors of the Corporation by its Certificate of Formation, as amended, hereby submits the following statement for the purposes of amending the Original Resolution (hereinafter defined).

The following recitals and resolutions were duly adopted by the Board of Directors of the Corporation on November 2, 2022:

WHEREAS, the Board of Directors of the Corporation deems it advisable and in the best interests of the Corporation and its shareholders to amend that certain Resolution Establishing Series C Convertible Preferred Stock, filed with the Secretary of State of the State of Texas on May 25, 2017 (the "Original Resolution"), establishing and designating the Series C Convertible Preferred Stock of the Corporation (the "Series C Convertible Preferred Stock"), to increase the number of authorized shares of the Series C Convertible Preferred Stock from 2,608,696 to 2,657,381.

NOW, THEREFORE, BE IT:

RESOLVED, that the Board of Directors of the Corporation does hereby fix and determine the new number of authorized shares of Series C Convertible Preferred Stock to be 2,657,381; and further

RESOLVED, that the foregoing recitals and resolutions have been duly adopted by all necessary corporate action on the part of the Corporation; and further

RESOLVED, except as provided herein, the Original Resolution shall otherwise remain in full force and effect, as amended hereby.

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

John B. Scott
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

Metric Medical Devices, Inc.
File Number: 801109590

The undersigned, as Secretary of State of Texas, hereby certifies that the Resolution Establishing a Series of Shares for the above named entity has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

Dated: 11/03/2022

Effective: 11/03/2022

John B. Scott
Secretary of State

Form 426
(Revised 05/11)

Return in duplicate to:
Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
512 463-5555
FAX: 512/463-5709
Filing Fee: $15

This space reserved for office use.

Resolution Relating to a Series of Shares

Entity Information

The name of the corporation is:

Metric Medical Devices, Inc.

State the name of the entity as currently shown in the records of the secretary of state.

The file number issued to the filing entity by the secretary of state is: 801109590

Copy of Resolution

(Please check only one box.)

☐ A copy of a resolution establishing and designating a series of shares is attached.

☑ A copy of a resolution increasing or decreasing the number of shares in an established series is attached.

☐ A copy of a resolution deleting an established series is attached.

☐ A copy of a resolution amending an established series is attached.

Adoption of Resolution

The resolution was adopted by all necessary action on the part of the corporation on:
11/02/2022
mm/dd/yyyy

Effectiveness of Filing (Select either A, B, or C.)

A. ☑ This document becomes effective when the document is filed by the secretary of state.

B. ☐ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: ____________________

C. ☐ This document takes effect upon the occurrence of a future event or fact, other than the passage of time. The 90th day after the date of signing is: ____________________

The following event or fact will cause the document to take effect in the manner described below:

____

____

Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument.

Date: November 3, 2022

W. Casey Fox

W. Casey Fox, President and Chief Executive Officer

Signature and title of authorized officer

METRIC MEDICAL DEVICES, INC.

**RESOLUTION INCREASING NUMBER OF SHARES
SERIES C CONVERTIBLE PREFERRED STOCK**

Metric Medical Devices, Inc., a Texas corporation (the "Corporation"), pursuant to Section 21.155(c) of the Texas Business Organizations Code and the authority expressly vested in the Board of Directors of the Corporation by its Certificate of Formation, as amended, hereby submits the following statement for the purposes of amending the Original Resolution (hereinafter defined).

The following recitals and resolutions were duly adopted by the Board of Directors of the Corporation on November 2, 2022:

WHEREAS, the Board of Directors of the Corporation deems it advisable and in the best interests of the Corporation and its shareholders to amend that certain Resolution Establishing Series C Convertible Preferred Stock, filed with the Secretary of State of the State of Texas on May 25, 2017 (the "Original Resolution"), establishing and designating the Series C Convertible Preferred Stock of the Corporation (the "Series C Convertible Preferred Stock"), to increase the number of authorized shares of the Series C Convertible Preferred Stock from 2,608,696 to 2,657,381.

NOW, THEREFORE, BE IT:

RESOLVED, that the Board of Directors of the Corporation does hereby fix and determine the new number of authorized shares of Series C Convertible Preferred Stock to be 2,657,381; and further

RESOLVED, that the foregoing recitals and resolutions have been duly adopted by all necessary corporate action on the part of the Corporation; and further

RESOLVED, except as provided herein, the Original Resolution shall otherwise remain in full force and effect, as amended hereby.

EXHIBIT G TO FORM C

TTW Materials

FOR INVESTORS | GENERAL

Coming Soon: Upcoming StartEngine Offerings

June 27, 2022 | 22 min read

author:
Johanna Cronin

StartEngine is excited to share our upcoming offerings with the public. The following list will be updated regularly to reflect offerings that may be raising capital on StartEngine in the next 30 days.
This blog post was last updated on October 24, 2022.

REUZEit
REUZEit | *Circular Economic Surplus Asset Management*
https://www.reuzeit.com

Description of Business
REUZEit (pronounced "Re Use It") started in 2010 and incorporated in 2014, serving large organizations in the Life Science and Pharmaceutical Industries. REUZEit is currently in the market with our asset lifecycle service, and we are building what we believe is one of the world's largest B2B circular economic platforms to manage technology's most valuable scientific and pharmaceutical equipment.

Reasons to Invest

- The REUZEit platform resells and redeploys equipment from upstream clients to downstream customers in these industries, with the goal to reduce waste and save money all around. REUZEit and its industry-leading client are growing integrated systems and workflows, focused on improving sustainability and organic productivity.
- The global laboratory supplies market was estimated at $32.6 billion in 2021, growing at a CAGR of 7.5%.
- For seven years now, REUZEit has been able to vet our software and services with a few of the largest life sciences companies in the world. This has allowed us to build a copy-and-paste scale plan to bring in new clients. Our approach provides access, solutions, sustainability, and it creates a high demand from other large organizations waiting to sign up.

Team
Justin Andrews:Chief Executive Officer & Co-Founder, LinkedIn
Ryan Andrews: Chief Innovation Officer & Co-Founder, LinkedIn

Envirosult

Envirosult | *A brighter and safer future for water and our environment*

https://envirosult.com/

Description of Business

Our mission is to bridge the gap between readily available government funding and small US communities who desperately need clean drinking water, environmental education, and improvements. Our company is pre-revenue, and already connects members of small communities across the US.

Reasons to Invest

- Our mission is company profitability, but also utilising readily available federal monies for under served small communities – to help them have clean drinking water, safe environments, and infrastructure
- Through our research, we have discovered there are 60,000 smaller communities that we believe could benefit from Envirosult right now – as no other company does what we do, in our view.
- Our team has experience spanning approximately 100 years in environmental engineering projects, government contracts, and we believe this experience has made us the ideal liaisons and project managers to help communities.

Team

Michael Green: CEO, LinkedIn

Michael Collins: Financial Advisor, Legal, LinkedIn

FLOLiO

FLOLiO | *Wisdom Within Web3*

https://flolio.com/

Description of Business

FLOLiO is a multifaceted digital assets ecosystem that empowers NFT traders and creators via asset management, aggregated analytics, web3 marketing mechanisms, and more. The company launched with a free, consumer-focused platform where users can accurately assess their digital asset portfolio, gain valuable industry insights, and make informed trading decisions. FLOLiO is in the pre-revenue stage of development. FLOLiO is combining those consumer learnings with an automated sales & royalty sharing feature that is being packaged to NFT Creators as a unique, web3 Performance Marketing tool.

Reasons to Invest

- At a fundamental level, FLOLiO was created to answer the question on every

NFT trader's mind: 'What do I own and what is it worth?' Many of FLOLiO's users have digital assets spread across different blockchains and marketplaces. The ability to link multiple wallets and utilize three different valuation models allows these users an easily digestible and comprehensible assessment of their entire NFT portfolio.

- The global market for NFTs has exploded in recent years, hitting $22B in 2021*, and is expanding rapidly as mainstream sports, fashion, music, and entertainment industry brands begin to launch their own offerings within the NFT space.*
- Seeking to be a one-stop shop for all things NFT, FLOLiO has developed a network that brings all aspects of the industry together. Beyond providing advanced valuation data and useful KPIs, the FLOLiO platform includes innovative features for both creators and traders, so that all web3 stakeholders are set up for success.

Team
Christopher Nicolau: Co-Founder/CEO, LinkedIn
Mikhail Reznik: Co-Founder/Head of Technology, LinkedIn

KeeperAI
KeeperAI | *Be You. Connect With Authenticity.*
https://keeperai.com/

Description of Business
KeeperAI is a tech startup that created an innovative, SaaS platform that is redefining how people can share their true selves and how companies hire and manage employees. The company's platform alchemizes modern tech and imagery to allow people to share their personality profile and other telling soft skills and, likewise, allows hiring managers to develop a comprehensive profile of a current or prospective employee's personality and skillset. With KeeperAI, people can connect with authenticity and companies can see the real individual, not just their resume.

Reasons to Invest

- The company has been selected to join Microsoft's Modern Workplace program. As a startup, landing this opportunity (and even getting on Microsoft's radar) is, in and of itself, a feat, but for them to take such interest in our product and offer to help articulate a model for commercialization and business outcomes, is nothing short of remarkable.
- The company has strong partnerships and a growing pipeline of customers. KeeperAI and the team behind it (a mix of seasoned executives and young, ambitious professionals and rising stars) were born of today's way of working – entirely digital, decentralized, yet close knit and 100 percent collaborative.

- We provide a ubiquitous patent-pending service that fosters employee innovation, is easy and fun to use, and more importantly, timely. We believe that KeeperAI will add value to that critical layer of any platform/organization, within any industry where people would benefit from going deeper than the superficiality of profile pictures, star ratings and contact info.

Team
Vishal Ahluwalia: CEO & Founder, LinkedIn
Jeff Silver: Head of Corporate Finance, LinkedIn

Phizzle
Phizzle | *Data Integrity for the Pharmaceutical Industry*
https://www.phizzle.com/

Description of Business
Phizzle is a market leader in automating and digitizing scientific lab instruments used in pharma and other clean manufacturing environments. The vast majority of these instruments are not connected to a cloud based solution to harmonize or digitize their data. Phizzle is a first-mover in this market with a patented IoT solution that can remotely operate multiple types and vendors of lab instruments from the cloud. Phizzle has a recurring revenue contract with a Fortune 75 company and is FDA-compliant in its use case, which we believe is the first of its kind. The company is seeking funding to scale its operations and accelerate its current pipeline.

Reasons to Invest

- Phizzle's software platform provides large-scale pharma companies means to digitize drug production data, which is integral to ensuring the safety and efficacy of cancer drugs and other FDA-regulated prescription medications.
- Since 2005, Phizzle has been dedicated to creating innovative consumer and machine data solutions. To the best of our knowledge, ours is the only SaaS-based IoT software to remotely operate multiple scientific instrument brands and systems from a single, cloud-based user interface. Our novel approach has gained FDA-clearance and proof of concept validation through contract work with Fortune 75 pharma clients.
- Phizzle is poised to partner with the world's largest pharmaceutical companies by providing a solution that integrates with existing manufacturing systems and equipment. On a global scale, the installed base of scientific lab instruments exceeds 1M units across pharma, life sciences, clean manufacturing, food production, medical environments and office buildings. The market for these devices is growing, with particle counters, for example, projected at a 9% CAGR through 2027.*

Team
Ben Davis III: Chief Executive Officer, Board Member, Director, LinkedIn
Stephen Peary: Chief Financial Officer and General Counsel, LinkedIn

Mulholland Distilling

Mulholland Distilling | *The Spirit of Inspiration*

https://www.mulhollanddistilling.com/

Description of Business
At Mulholland Distilling, we've created artisanal spirits that reflect and celebrate the diversity and vibrancy of our times. Working with master distillers, blenders, and top bartenders – we inspire creativity and conversation through our award-winning 100-proof American Whiskey, our 96-proof New World Gin and 86-proof gluten-free Corn Vodka. Today, our spirits can be found in bars and restaurants across 9 states and can be purchased directly from our website for shipment to 27 states.

Reasons to Invest

- Mulholland has created a super-premium, high-quality portfolio of award-winning craft spirits. We began as the Spirit of LA and continue to inspire community and connection wherever we are.
- The craft spirits sector will see an increase in value by US$37 billion between 2020-2025, And this growth momentum is accelerating at a CAGR of 22.56%.*
- Our award-winning spirits can already be enjoyed in 9 states and can also be shipped to 27, with plans for many more! And, we've increased our rolling YOY sales by over 100% in the trailing 12 months.

Team
Matthew Alper: Founder, Director & CEO, LinkedIn
Walton Goggins: Founder/Director, LinkedIn

Brightlamp
Brightlamp | *The Five-Second Neurological Vital*
https://www.reflexapp.io/

Description of Business
Bringing innovation to the digital medical device market, Reflex Pro is a neurological testing and clinical support tool for medical practitioners working with concussion patients and more. Since launching Reflex in 2019, the company has experienced at least 180% growth from 2019 to 2022 and is seeking funding to scale in step with customer demand. Our team has developed what we believe is the most powerful pupillometer technology on the market – able to measure the eye's reaction to light and provide

neurological results using a mobile app in seconds. Reflex is a Class I 510(k) Exempt medical device under 21 CFR 886.1700 and should only be used by licensed medical professionals.

Reasons to Invest

- The patented proprietary tech behind Reflex Pro is what's known as Software as a Medical Device (SaaMD, the company also has a standing license for all of its direct competitor's pupillometer patents). What makes the tool unique is that it doesn't require any peripheral hardware to obtain valuable neurological vital metrics. Medical personnel can download the software, create an account, and administer testing quickly, using only their smartphone.
- Reflex and the company's associated services will leverage momentum and a growing marketplace. Currently the digital health sector is expected to reach $551B by 2027, with a double-digit CAGR of 16.5%.* We are also providing a new rapid scale solution within the market for neurological biomarkers, which was valued at over $6B in 2020, and growing at a rate of 12.9%.*
- In just a few short years, the Reflex team has quickly established viability, growing the company's gross revenue by 180+% annually. A major third-party publication with a population over 20,000 proves Reflex as a biomarker of concussion, while also obtaining third-party validation in clinical studies backed by the National Institutes of Health* and the Department of Defense.*

Team
Kurtis William Sluss: CEO & Director, LinkedIn
Michael Heims: CFO & Director, LinkedIn

Zendo
Zendo | *A Wearable Neuromodulation Device That's Disrupting the Wellness Industry*
https://zendomeditation.com/

Description of Business
Zendo is here to make meditation easy – giving users an almost immediate and transformative benefit without any prior experience or training required. Using gentle neurostimulation, our patent-pending device activates the parts of the brain involved in expert meditation practice. Created by an internationally recognized team of doctors and long-time meditators in Charleston, South Carolina, Zendo has been scientifically demonstrated to be 2.5X more effective than meditation apps and reduces stress by 75% in a single session. Zendo is currently being used to enhance human wellness, performance, and transformation. Having sold out of our public beta, join Zendo now as we are building the newest Zendo, a wireless headband with a companion app that is

poised to disrupt the wellness industry. This next generation headset is currently in development and is planned to be released in 2023.

Reasons to Invest

- Meditation is Hard and Ripe for Innovation: The wellness industry is a $1.5T market. Between 200 – 500 million people meditate globally, but we believe technology like apps and trackers haven't made meditation easier. In one study, it was found that 92% of a leading meditation app's users quit using the app within 30 days. This is primarily due to the lack of immediate benefits and a difficult learning curve associated with meditation practice. Even with high quit rates and limited effectiveness, leading meditation app companies are worth billions of dollars. There is a clear need for technology to make meditation easier to allow users to gain the benefits of meditation immediately.
- Scientifically Researched to Make Meditation Easier: We believe Zendo is the world's first and only neurostimulation system that makes meditation easier and its benefits immediately accessible in less than 20 minutes. Zendo is a wearable device that uses tDCS-technology, which we have researched and scientifically demonstrated to be 2.5X more effective than meditation apps and can reduce stress by 75% in 20 minutes. Zendo was created by academic neuroscientists and doctors who have a deep passion for meditation, and all StartEngine investors that invest at least $1,500 will receive a special founder's edition Zendo system for free when the next-gen Zendo launches.
- There's a Demand: The initial Zendo public beta sold out faster than anticipated. We are currently building a new Zendo. This next-gen Zendo is being developed to include a proprietary wireless headband that works with a companion meditation app and is ready to be marketed to a waitlist of over 3,000 people. Additionally, there are three exciting Zendo collaborations are in progress, including 1) Zendo will be used at the US Performance Center to incorporate Zendo into Olympic athlete mental training; 2) We are launching an exciting retail meditation offering in conjunction with Still Studio, Charleston's first meditation studio, with plans to expand our in-person and virtual offerings; and 3) We plan to incorporate Oura Ring API into the Zendo App, allowing Zendo users to track their biometric data during their Zendo meditation sessions for an individually tailored experience. Lastly, Brookstone buyers intend to list the newest Zendo device on the Brookstone.com, which will expand our consumer sales network.

Team
Bashar Badran, PhD: Co-Founder, CEO, President & Director, LinkedIn
Baron Short, MD: Co-Founder, CHO & Director, LinkedIn

FIREDISC Cookers

FIREDISC®'s | *Fire it up and Gather 'Round*
https://www.firedisccookers.com/

Description of Business
Headquartered in Houston, Texas, FIREDISC® is a national product designer, manufacturer, distributor, and retailer of premium innovative outdoor cooking products. From portable propane cookers and durable accessories to heavy-duty utensils and apparel, FIREDISC® offers products that make cooking outside accessible, easy, and fun for everyone. All because we believe time with friends and family is more valuable than ever.

Reasons to Invest

- FIREDISC has achieved $15.7 Million in Gross Revenue since inception, and we believe our Total Addressable Market is $11.2 Billion.
- We have a 5-Year product growth pipeline and a consistent product strategy. FIREDISC aims to maintain a track record of not rushing products to market, but releasing well-thought-out, innovative products to maintain customer loyalty and high-quality standards.
- We have built a strong community of loyal customers including 25k+ SMS Subscribers, 300k+ Email Subscribers, and over 145k+ followers across our Facebook, Instagram, and Youtube.

Team
Hunter Jaggard: CEO and Co-Founder, LinkedIn
Griff Jaggard: President and Co-Counder, LinkedIn

Metric Medical Devices Inc.
Metric Medical Devices, Inc. | *Bringing Bones Together™*
http://metricmd.com/

Description of Business
Metric Medical Devices, Inc., designs and sells innovative minimally invasive products and technologies for the orthopedic extremity market. Our mission is to become leaders in transforming the musculoskeletal repair standard of care, through the development and commercialization of bone fixation implants that actively change shape to compress the bone to stimulate bone growth and enhance healing.

Reasons to Invest

- Our founders are highly successful serial entrepreneurs who design implants to promote healing and decrease complications in orthopedic extremity injuries. These implants treat fractures and deformities to improve patients' lives.

- The orthopedic extremity reconstruction market is projected to reach $6.5 billion, globally, by 2030 at a CAGR of 6.3% (Source). The foot and ankle lower extremity segment, our primary focus, is predicted to experience the largest CAGR of 8.9% from 2021 to 2030 (Source) and start with the surgical backlog created by the Covid-19 pandemic.
- During development and market trials, our current products generated over $10.5 million in revenue and we have two new next-generation products ready for full launch. We are currently developing our most disruptive product so far, The LINK™, a small bone-compressing external fixator. The market for minimally invasive surgical techniques is growing and is estimated to reach $94.4 billion by 2030 at a CAGR of 4.7%.

Team
Dr. William Casey Fox: President, CEO, CTO, and Director, LinkedIn
Nancy R. Fox: CFO & Corporate Secretary, LinkedIn

MiTio Tech

MiTio Tech | *Advancing AI translation and interpretation*

https://mitiotech.com/

Description of Business
As a SAAS technology company, we believe MiTio Tech is pioneering innovative language technology. Bridging the gap between language communication and cost barriers, our AI scrubs today's technical jargon to improve effectiveness in the interpretation and translation industry. Pre-revenue and patent pending, we believe our disruptive technology has the potential to take us public in 18-24 months.

Reasons to Invest

- MiTio Tech is a woman-owned small business, we are backed by deep industry knowledge, and partner with Georgia Tech software developers. Our goal is to create innovative AI software that navigates technical jargon translation that is accurate and inclusive – not gender or race-biased.
- The Global Translation Services Market is expected to reach $46.22 Billion by 2028 (source) and we believe that our AI technology can truly disrupt this growing industry.
- In our view, translating services created by big companies are limited due to inherent biases. We are here to change that and build a better world of better, more inclusive communication.

Team
Donnie Lee Jr.: COO, LinkedIn
Nelva Lee: CEO, LinkedIn

BeeHex

BeeHex | *Proven Automated 3D Decorating Systems with Scale Up Opportunity*
https://www.beehex.com/

Description of Business

BeeHex Automation is a NASA spinoff company that builds specialized machines for dessert decoration. We are currently in-market, serving industrial bakeries with equipment for high volume cookie and cake decoration as well as large grocery chains with our Cake Writer machines automating on-demand personalized dessert decoration. With four patents and over $3 million in revenue since 2019, we are ready to scale up and continue disrupting the dessert market.

Reasons to Invest

- We have signed a commercial pilot agreement with Walmart, allowing us the opportunity to expand and deploy Cake Writers across the country. We also have pilots planned in the U.S. and Europe for further expansion.
- BeeHex has installed machines that have been operating since 2019, with over
  1 million products made by those machines. We have generated over $3 million since then, with optimized machine performance and manufacturability, allowing for scale-up into 2023.
- We have four patents granted and two pending, with proprietary vision and control software seeking to define the cutting edge of food production software, with the ability to fill personalized orders.

Team

Anjan Contractor: CEO & Director, LinkedIn
Benjamin Feltner:COO & Director, LinkedIn

The Brag House

The Brag House | *Welcome to Brag House*
https://thebraghousecorp.com/

Description of Business

We believe that Brag House is one of the first Premier eSports Platforms for non-professional college gamer and their communities. Our mission is to foster a collaborative community of casual eSports gamers, streamers, and fans to play, engage in friendly trash talk and win prizes. Since launched in 2020, Brag House has gained over 65k+ fans across our platform with 22.58% growth month over month from April 2020 to December 2021.

Reasons to Invest

- Brag House is a vertically integrated social network for nonprofessional college esports and aims to be the first premier platform for all nonprofessional gamers.
- The Global Gaming industry continues to infiltrate popular culture, and is set to reach $314.4 billion by 2026 (source). Similarly, Global Esports is projected to generate $5 billion in revenue by 2025 (source).
- We believe our company has quickly become the home for nonprofessional college esports as demonstrated through our partnerships with huge names like McDonald's and Coca-Cola.

Team
Lavell J. Malloy II: Chief Executive Officer, LinkedIn
Daniel Leibovich: Chief Operating Officer, LinkedIn

Clear Club
Clear Club | *Affordable & Custom Dental Guards*
https://clearclub.com/

Description of Business
ClearClub is a direct-to-consumer company that is known for custom guards for teeth grinding at a fraction of the dentist's price. With more than 30,000+ customers, ClearClub is the most reviewed company in the market. Rather than going to a dental office and paying $300-$1,000, ClearClub eliminated the middlemen to offer customers the same product for $95. The company is now expanding its product line and has launched whitening kits, sports guards, and retainers.

Reasons to Invest

- ClearClub is backed by US venture capitalists and venture funds focused on direct-to-consumer and healthcare products.
- Over 40 million dental guards were sold last year (source), however, many people don't know that you need to replace them every 3-6 months due to the buildup of plaque and bacteria (source). ClearClub believes their facilities are ready to scale dramatically.
- ClearClub has over 30,000 customers and 3,500+ website reviews and has recently expanded into other oral care products having launched sports guards and whitening kits.

Team
Pablo Osorio Martini: CEO & President, LinkedIn
Garrett Gilbertson: Director, LinkedIn

Noshinku

Noshinku | *Your Hands Deserve The Best*

https://www.noshinku.com

Description of Business

Noshinku makes an award winning hand sanitizer that is designed through the lens of premium skincare. Good health is at the center of everything we do and we believe that the products meant to keep us healthy can only do so if we're inclined to use them. Through sustainable and aesthetically pleasing design Noshinku promotes healthy habits that make up the details of a life lived well.

Reasons to Invest

- We have national distribution in Nordstrom, Saks Fifth Avenue, The Container Store, Bespoke Post, Eataly, and Neiman Marcus, as well as corporate customers including the Ace Hotel, Rosewood Hotel, Four Seasons, JP Morgan, TikTok, and the Industrious co-working spaces.
- Over $3M in sales since July 2020 with 138% YoY Growth in 2021. The hand sanitizer market is expected to grow to $7.5 billion by 2025 (Source).
- Our refillable designs, premium cosmetic ingredients and uniquely sleek aesthetics offer a desirable experience to consumers and corporate clients that Women's Health Magazine and Byrdie named the Best Hand Sanitizer on the market, alongside editor's picks in Vogue, Men's Health Magazine, GQ and many more (Source | Source).

Team

Andrew Zahornacky: CEO, LinkedIn

Arie Hefter: CMO, LinkedIn

Top Corp

Top Corp | *Building the most comprehensive consumer engagement & data platform*

https://www.topcorp.com

Description of Business

Top Corp powers live polling and data collection across all digital channels and devices, for brands, publishers, and content creators. Our Mission is to build the most comprehensive consumer engagement and data platform on the planet, by owning the customer polling industry. Our technology provides a simple method for brands to create and power polls, quizzes, and engaging content, no matter the desired format or channel. Brands receive actionable, first-party data about their customers, as well as predictive future behavior using AI. We have launched our SaaS platform and have already developed relationships with 75% of the top 200 media spenders.

Reasons to Invest

- Utilizing polling and voting across all formats, devices and channels, we provide the most up-to-date consumer data, without cookies.
- Invest in a company that addresses two growing issues: data privacy and customer engagement. Digital media and online engagement has increased by nearly 40% in the past year alone (source).
- Our ability to be a data, engagement, and research platform, across all devices and all channels. Our competitors largely focus on a few channels, we reach customers wherever they may dwell.

Team
Will Cohen: Founder, CEO & Director, LinkedIn
Marvin Scaff: CTO

Set Jet
Set Jet | *Ready? Set, Jet!*
https://setjet.com

Description of Business
Set Jet is a Membership based private jet charter program, available exclusively for its security pre-screened and approved Members. Set Jet's revolutionary new approach to private jet air travel is here at a time when the private jet industry is soaring – and we believe we are coming in with a first mover advantage. In just over two years, Set Jet has executed over 4,000 flights and has grown its membership to over 5,200 members, with over 200% growth in memberships just last year!

Reasons to Invest

- We feel that Set Jet provides the most luxurious form of air travel in the industry at a reasonable price.
- Private Jet travel is experiencing growth. In Fact, comparing a recent 4-week timeframe, U.S. private jet travel was up 27% over last year.
- Our initial market has strongly demonstrated that our model is a market fit, and we are now ready to scale to other markets and regions.

Team
Thomas P Smith: CEO, President and Director – LinkedIn
William R Smith III (Trey): COO, Secretary and Director – LinkedIn

THIS PAGE CONTAINS TESTING-THE-WATERS INFORMATION TO ALLOW COMPANIES TO EVALUATE INVESTOR INTEREST. *NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO*

PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST

FURTHERMORE, THE INFORMATION CONTAINED ON THIS PAGE HAS NOT BEEN REVIEWED OR VERIFIED BY STARTENGINE AND STARTENGINE MAKES NO GUARANTEES WITH REGARDS TO THE COMPLETENESS, ACCURACY OR TIMELINESS OF THE INFORMATION. INVESTORS SHOULD NOT RELY ON INFORMATION CONTAINED ON THIS PAGE IN MAKING ANY INVESTMENT DECISION.

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